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06013880

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME CSI Wireless

*CURRENT ADDRESS

PROCESSED

JUN 0 1 2006

THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34943 FISCAL YEAR 12-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 6/1/06


csi wireless™

ANNUAL REPORT • 2005

ANNUAL MEETING ○ ○ ○ ○ ○ ○ ○ ○ ○ ○ ○ ○ ○ ○ ○

The Annual Meeting will be held on Wednesday, May 24, 2006
at 3:00 p.m. MST at the Sheraton Suites Eau Claire, Calgary, Alberta.


csi wireless

CSI Wireless Inc. designs and manufactures innovative, cost-effective, wireless and GPS products for applications in agriculture, marine and other markets. CSI is a leader in several high-growth markets including precision agriculture guidance and desktop cellular telephones. The Company owns leading brand names, numerous patents, and other intellectual property. It has licensed its technology to manufacture chipsets, GPS receivers and cellular handsets. The Company's head office is in Calgary, Alberta, and it has major product development, and sales and marketing facilities in California's Silicon Valley, Arizona, Kansas and Texas.


Hemisphere
GPS

MESSAGE TO SHAREHOLDERS

Fellow Shareholders,

2005 turned out to be a challenging year financially for CSI Wireless. While I am disappointed in the financial results, I strongly believe that the strategic changes we implemented during the year better position the Company to generate long-term value.

Over the past decade, CSI Wireless has become a global leader within its specialized market niches and we entered 2005 with strength in our two core businesses - GPS guidance and Desktop Cellular Telephones (or Fixed Wireless). By the end of April we had delivered the second highest GPS profit in Company history, shown solid year-over-year organic growth in our core businesses, closed a $15 million financing, and acquired our largest and most profitable GPS customer.

With our GPS and Desktop Cellular businesses firing on all cylinders, 2005 looked to be another record year for top and bottom line performance. However, as droughts globally impacted agricultural GPS sales, competitive pricing pressure decreased revenues and margins on our fixed wireless phones, and foreign exchange fluctuation tempered our overall revenues by another 7%, we were only able to report marginal revenue growth. In the end, while growth was limited for CSI in 2005, the year continued our track record of eight consecutive years of revenue growth.



Hemisphere GPS

Softness in sales to the agricultural markets this year reduced the level of growth in our GPS division; however, the overall feedback from our customer base indicates better growth ahead. Despite the dry weather and negative macro-economic pressures on our GPS agricultural precision guidance products, the overall long-term trend for this market is very clear and very strong – GPS guidance is the future of productive farming in the world. Using our products, farmers get more yield from fields, lower the cost of production, and increase the efficiencies of the farming operation – all for very little investment. Our customers are getting payback on their investment in the first year, and reaping the returns from our Outback® line of products for years after.

Agricultural guidance has been our most profitable business and an area of strength for our GPS product sales over the past several years and will continue to be for many more. One of the most important initiatives of our GPS business in 2005 was our April acquisition of the Outback GPS agriculture business from RHS, Inc. of Hiawatha, Kansas. By acquiring the business of our lead distribution partner, we have solidified our dominance in after-market GPS guidance sales. I remain very pleased with the acquisition and am confident that it will bring long-term strategic and financial value to the Company in the coming years.

As a result of the required accounting treatment applied to inventory purchased as part of the Outback acquisition, margins were lower in 2005 than they will be going forward. The impact is temporary while CSI draws down the acquired Outback inventory and, in 2006 once the acquired inventory is sold, the profitability of the business model improves significantly, adding to our bottom line moving forward.





Outback® S2

We are now number one in the world for after-market precision agriculture sales, with between 50% and 60% of direct and indirect market share. The Outback S product line that CSI began manufacturing exclusively for RHS in 2001, has quickly come to dominate the market for after-market agricultural guidance. This was due to the combination of the excellent product performance and reliability provided by CSI, combined with the innovative marketing and distribution techniques provided by RHS. In order to capture and capitalize on the value of these two organizations, at the beginning of 2005 we acquired Outback and combined it with Satloc's product lines under one corporate identity – "Hemisphere GPS". We believe that the winning formula achieved with the Outback S product line can be replicated across all of CSI's GPS products and operations.

Hemisphere GPS is also a significant supplier of GPS products to agricultural original equipment manufacturers ("OEMs") that install our products on their factory floors. Our OEM customers include CLAAS KgAa mbH – one of the world's largest agricultural machinery manufacturers.

The largest share of our GPS revenues comes from our guidance products for agricultural markets – this was the strategic driver behind the acquisition of the Outback business from RHS during 2005. Product sales to the agriculture market now make up over 80% of our total GPS sales. The precision agriculture line of products helps farms of all sizes increase their productivity and reduce the amount of costly inputs such as fertilizer, pesticides, fuel and the farmer's time. While this industry is only a few years old, it is clearly the future of the agriculture market.

Our Outback product line commands a leading market share position in the precision farming market. When RHS first began shipping Outback products in 2001, they were only distributed throughout North America. Now they are also being purchased in South America, Europe and Australia. The Outback brand is becoming respected worldwide.

We believe the agricultural guidance market will continue to rapidly expand. This market is in the very early stages, and with increasing accuracy and lower costs, GPS adoption will accelerate on farms of all sizes. Our product roadmap for this market will address the dramatic evolution that we will see over the next decade.

The opportunity that lies before us in agricultural guidance is enormous, and we believe we have only just scratched the surface.

Perhaps our most exciting and imminent opportunity in Hemisphere GPS guidance for agriculture is with our new auto-steering systems that leverage the success we've already achieved in the precision agriculture market. Our Outback eDrive® and GPSteer™ systems enable operators to drive their tractors and other self-propelled agricultural equipment hands-free, with high accuracy enabling them to reduce costs. The customer and market reaction to the initial launch of these products has been very enthusiastic.

In agriculture, accuracy is becoming everything. Some farming techniques are now very difficult, if not impossible, to do without high accuracy GPS and autosteering. High accuracy is in demand and we believe that as systems come down in price, virtually every farm will be using them in the coming decade.

On the technology side, we added to our intellectual property in 2005 with the launch of our state-of-the-art GPS receiver, an application-specific integrated circuit (ASIC) computer chipset, based on our own technology, which we have named Crescent™.

For a company of CSI Wireless' relatively small size to develop its own ASIC is an impressive technological achievement, and a tribute to the extensive engineering expertise and core GPS capabilities of our research and development staff.

Our new ASIC is enabling our Crescent receivers to achieve approximately a 50% increase in accuracy over competing products. The receivers deliver higher update rates, noise-reduced raw measurements, more memory and higher processor capability, to enable more advanced applications and sophisticated configurations.

Since introducing our Crescent technology, we have begun to launch a whole new line of Hemisphere GPS products in which the high-accuracy Crescent technology has been integrated.

Our first Crescent-equipped product, introduced in May 2005, was the Crescent OEM module – a GPS circuit board. The module has been attracting a lot of interest from OEMs – including CLAAS, who signed an agreement in June 2005 to begin buying Crescent-equipped receivers from Hemisphere GPS for use throughout their extensive product lines and platforms including tractors, grain harvesters, forage harvesters and wide-area mowing machines.

Our second Crescent-equipped product – and another that has been generating widespread industry excitement – is our Outback S2 GPS guidance system for ground-based agricultural applications.

The Outback S2 builds on the success of our very popular Outback S guidance system. Integrating Crescent receiver technology into the Outback S2 enables it to achieve a 50% increase in accuracy and performance over competing models. The increased accuracy is attracting buyers for not only our S2, but every other member of our Outback product line – including our hands-free Outback eDrive automatic steering system. The Outback S2 makes Outback eDrive even more cost-effective – and many agricultural industry reporters and editors have highlighted that fact in recent articles.

We reached an important sales milestone in December 2005 by selling our 2,000th auto-steering system since introducing the product line in North America in early 2004, and in South America, Europe and Australia in 2005. Hemisphere GPS offers two versions of auto-steering – our Outback eDrive and our GPSteer version for OEM customers that is available through our Satloc® division. The market potential for both is very exciting.

Our agriculture-oriented products aren't the only Hemisphere GPS products benefiting from the introduction of our new high-accuracy Crescent receiver technology. We have been integrating the technology into our marine and precision GPS products too.







In December 2005, we introduced the Crescent Vector OEM module. It is a Crescent-equipped circuit board – featuring a complete GPS compass and positioning system – for OEMs. The module is part of our Vector heading sensor product line for marine, agricultural, machine control and other applications that require accurate heading and positioning.

The Crescent Vector OEM is enhancing our already strong core competency in GPS for marine applications. That competency is evident from some of the marine-related supply agreements we signed in 2005. They include deals with MX Marine and its Brunswick Corporation parent company, and with Saab TransponderTech, a division of the giant Saab Group of companies.

CSI has a significant core competency in its GPS markets and has very deep technology and applications expertise in these areas. We see the Crescent technology, as a key platform, enabling new levels of performance and new applications in both our agricultural and nonagricultural GPS markets. The fact that we are one of only a handful of companies that have the auto-steering and GPS technology means that we can look forward to continued success and growth in this market.

Based on these key accomplishments – our Outback acquisition, the release of our Crescent technology, and new auto-steering products – our position in the GPS markets is stronger today than it has ever been. In 2006, we intend to further entrench our leadership position with a number of new products and advanced technology offerings, that are highly anticipated within this market space.



Another important strategic milestone for CSI and Hemisphere GPS was the acquisition in January 2006 of the business assets of Del Norte Technology, Inc. of Dallas, Texas.

Del Norte designs and manufactures GPS products for use in aerial guidance applications such as agricultural crop-dusting and forest firefighting. Hemisphere is already a global leader in this market, through our very successful Satloc product line.

Crescent™ Technology

Satloc controls over 50% of the worldwide aerial guidance for agriculture market, while Del Norte controls over 20%. By acquiring Del Norte – including its expertise in aerial flow control systems and automation – we now control 75% of the worldwide market.

Our Satloc aerial products and Del Norte products are now combined under a new division known as "Hemisphere Air". It brings together two of the strongest teams in the GPS aerial guidance industry – enabling them to achieve important product development and marketing synergies, and enhance our bottom line through various cost efficiencies.

Our Del Norte acquisition, like our Outback acquisition, is designed to further enhance our core competencies in GPS, and increase our dominance in strategic niche markets.

Wireless Business Unit

Our Wireless Business Unit also experienced some major developments during the past year.

Telematics

From a strategic perspective, the most significant development was the decision to exit the Telematics business. This decision was not taken lightly as we had invested a lot of resources and capital into this business and built some of the best products in the world. However, over the years, this business has struggled to turn a profit and it was decided to put our capital to work in our proven businesses instead. The telematics market is very fragmented and characterized by many smaller players with varying needs and strategies. The amount of customization and smaller purchase orders that made up our telematics revenues could not support a profitable business model at this time. Moving out of this market is the right business decision for the Company and for our shareholders, as we believe the industry needs to see consolidation before it is going to show significant profitability.

Desktop Cellular

Our Desktop Cellular Telephone business is well positioned heading into 2006. 2005 saw the total volume of desktop cellular telephone shipments increase by over 40% compared to 2004. During the year, we introduced new products with improved features and lower costs and we entered new markets - diversifying our regional and customer exposure.

Our fixed wireless team introduced some new models of our fixed wireless telephones featuring GSM (Global System for Mobile communications) cellular technology. GSM is the world's most popular cellular protocol. Globally, the use of cellular telephones continued to grow dramatically in 2005, with an increase of 26% to approximately 2.0 billion digital cellular subscribers at September 2005 compared to one year earlier, as reported by the GSM World website (www.gsmworld.com). GSM wireless technology is the world's most widely deployed wireless platform, representing 77% of global wireless users at the end of September 2005 (GSM World). The number of GSM wireless subscribers at the end of September 2005 was 1.6 billion (GSM World), an increase of 31% from one year earlier.

CSI introduced its first GSM-based fixed wireless phone in 2004. Today, we offer an extensive GSM product line that includes phones for consumers wanting superior-quality voice service at a very competitive price, and higher featured phones with text-messaging capability and even dial-up Internet and email access.

We have built our GSM success on the ongoing success of our Motorola-branded FX800t – Latin America's largest-selling fixed wireless phone featuring TDMA (Time Division Multiple Access) cellular technology. The Motorola FX800t phone is primarily aimed at Latin American markets, where TDMA technology is still very prevalent, while our GSM-based phones – the 400 Series and 410 Series, and the 405 Series and 415 Series that we introduced in early 2006 – are generating sales in many parts of the world including the Americas, Europe and Asia.

In February 2006, thanks to our globally recognized core competency in fixed wireless, we became one of three fixed-wireless suppliers to India's largest cellular carrier, supplying our 405 Series and 415 Series phones for the company's national consumer launch of fixed wireless telephony. India is the world's fastest-growing market for fixed wireless phones, with more than 200,000 new subscribers each month.

I believe that although we experienced a number of challenges during 2005, strategically we will remember 2005 as one of the most important periods in CSI Wireless' 15-year history. It was a year during which we executed a critical strategic acquisition, strengthened our intellectual property portfolio, developed several new GPS and wireless products, achieved diversifying penetration into several new important markets and re-focused our resources on our strongest opportunities.

I am confident that these strategic initiatives – along with a strong focus on our bottom line – has positioned CSI for a very bright future.

S.A. Verhoeff

Stephen Verhoeff
President & Chief Executive Officer

GSM & GPRS
Desktop Cellular Telephone

CSI 415 Series





MANAGEMENT'S DISCUSSION AND ANALYSIS



Year Ended December 31, 2005

The following discussion and analysis is effective as of March 30, 2006 and should be read together with our audited annual consolidated financial statements and accompanying notes. Additional information related to CSI Wireless Inc. can be obtained from the System for Electronic Document Analysis and Retrieval ("SEDAR") on the internet at www.sedar.com.

Overview

CSI Wireless Inc. ("CSI" or "the Company") is engaged in the design and manufacture of innovative, cost-effective GPS and Wireless products for mobile and fixed applications in the consumer, agriculture, marine and other markets. CSI carries out its operations through two operating units: the Hemisphere GPS Business Unit ("Hemisphere GPS") and the Wireless Business Unit.

The Hemisphere GPS Unit has four primary product lines: Outback® Ground Agricultural Guidance, OEM and other Ground Agricultural Guidance, Aerial Agricultural Guidance, and Precision products for GIS and marine markets. On April 8, 2005, CSI completed the acquisition of the sales, marketing and distribution assets associated with the Outback line of GPS agricultural guidance products from RHS, Inc. In connection with this acquisition, the GPS Business Unit, including the Outback product line, was re-branded, and is now operated as "Hemisphere GPS".

The Wireless Business Unit has two primary product lines: Desktop Cellular Telephones and Telematics products. In December 2005, the Board of Directors of the Company approved a recommendation from management to re-structure and to seek a buyer for the Telematics product line. As a result, the Telematics product line was treated as a discontinued operation in the consolidated financial statements for the year ended December 31, 2005.

The information in the Management's Discussion and Analysis ("MD&A") contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations and changes in how they are interpreted and enforced; fluctuations in foreign exchange and interest rates; stock market volatility and market valuations; competition for, among other things, capital and skilled personnel; incorrect assessments of the value of acquisitions; stock market volatility and market valuations and changes in income tax laws. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits the Company will derive from them. Except as required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.

Economic and Market Trends

CSI's revenues and income have been negatively impacted by the strengthening of the Canadian dollar relative to the US dollar since 2003. The average foreign exchange rate for 2005 declined by 7% relative to the average rate for 2004. Similarly the average foreign exchange rate declined relative to the prior year by 7% in 2004 and by 11% in 2003. As a result of these movements, the Company's revenues, which are substantially all denominated in US dollars, were lower than they would have been had the foreign exchange rate not changed. Further, because a large component of the Company's costs are denominated in Canadian dollars, net income was lower than it would have been had foreign exchange rates not changed.

The Company carries a large portion of its working capital relating to its US-based activities in US dollars. The weakening US dollar foreign exchange rate has resulted in foreign exchange translation losses in 2005 and 2004 as the value of this US dollar working capital, when translated into Canadian dollars using period end exchange rates, declined during the period. The Company implemented a foreign currency hedging program relating to its US dollar working capital in 2005 to mitigate these foreign exchange fluctuations.

During 2005, agriculture markets were impacted by dry weather conditions that negatively impacted certain regions in Australia, South America, Europe and North America. In addition, higher input costs, particularly fuel and fertilizer, negatively impacted these markets in 2005. Input costs continue to be high in early 2006. As a result of the conditions in these markets, revenues and margins were negatively impacted and inventory levels are higher than planned.

Globally, the use of cellular telephones continues to grow dramatically, with an increase of 26% to approximately 2.0 billion digital cellular subscribers at September 2005 compared to one year earlier, as reported by the GSM World website (www.gsmworld.com). The GSM wireless technology ("Global System for Mobile Communication") is the world's most widely deployed wireless platform, representing 77% of global wireless users at the end of September 2005 (GSM World). The number of GSM wireless subscribers at the end of September 2005 was 1.6 billion (GSM World), an increase of 31% from one year earlier.

Results of Operations

(000's)	Year Ended December 31 2005	2004	2003
		(audited)	
Sales	$ 75,087	$ 74,499	$ 62,364
Gross margin	21,804	24,686	16,666
	29.0%	33.1%	26.7%
Expenses			
Research & development	7,938	7,481	6,009
Selling	6,614	3,096	2,757
Dealer selling commissions	2,000	–	–
General & administrative	5,908	3,876	3,749
Stock-based compensation	909	647	10
Amortization	3,157	1,464	1,145
	26,526	16,564	13,670
Earnings (loss) before the undernoted	(4,722)	8,122	2,996
Redemption premium on preferred shares	–	168	223
Foreign exchange loss	789	802	206
Interest (income) expense	(144)	37	678
	(5,367)	7,115	1,889
Loss from arbitration	–	–	1,479
Restructuring charges	–	–	160
Earnings (loss) before income tax	(5,367)	7,115	250
Current tax expense	–	145	–
Earnings (loss) from continuing operations	(5,367)	6,970	250
Loss from discontinued operations	(6,670)	(2,677)	(803)
Net earnings (loss)	$ (12,037)	$ 4,293	$ (553)
Earnings (loss) per common share from continuing operations:			
Basic	$ (0.13)	$ 0.22	$ 0.01
Diluted	$ (0.13)	$ 0.21	$ 0.01
Net earnings (loss) per common share Basic and diluted	$ (0.29)	$ 0.13	$ (0.02)
Total assets	$ 90,189	$ 62,807	$ 41,017
Long-term debt	784	–	762

Year Ended December 31, 2005 versus Year Ended December 31, 2004

Outback Acquisition

On April 8, 2005, the Company, through its wholly-owned subsidiary Satloc LLC (subsequently renamed Hemisphere GPS LLC), completed the acquisition of certain sales, marketing and distribution assets relating to the Outback line of products from RHS, Inc. ("RHS"). Consideration, including acquisition costs of $845 thousand, totaled $26.4 million and was comprised of 4.4 million common shares and approximately $11.9 million in cash. An additional 2.1 million common shares may be issued to RHS if the Outback Business achieves certain growth and profitability targets over 2005, 2006 and 2007. If such common shares become issuable, they will be accounted for as additional goodwill on the acquisition. No additional shares are payable based on 2005 performance. The growth and profitability targets are stated on an annual and cumulative basis such that all of the common shares remain issuable if the cumulative targets are met, despite a shortfall relative to the annual targets in any year.

As part of the acquisition, CSI acquired working capital of US$2.0 million representing inventory and current assets, net of accounts payable and other current liabilities associated with the Outback Business. In addition, CSI acquired certain tangible and intangible assets associated with the Outback Business and assumed debt of approximately $1.3 million. Greater detail relating to the acquisition is included in note 2 of the consolidated financial statements.

Discontinued Operations

In the fourth quarter of 2005, based upon a strategic determination to focus on its business lines with the greatest opportunity, management commenced the search for a buyer for the Company's Telematics product line. As a result, in accordance with Canadian generally accepted accounting principles ("GAAP"), the Telematics financial components have been treated as "discontinued operations" in the Company's financial statements. The primary areas impacted by this treatment are:

1. the results of operations of the Telematics product line are removed from revenues and expenses and reported as a separate element of income in the statement of operations;

2. the assets and liabilities of the Telematics product line are presented separately in the appropriate sections of the balance sheet;

3. the statement of operations and balance sheet treatment is applied retroactively for all periods presented; and

4. the assets of the Telematics product line are measured at the lower of their carrying amount or their fair value less the expected costs to sell.

The results of operations reported in this MD&A exclude the revenues and expenses of the Telematics product line which are included in the line item "loss from discontinued operations". Analysis of the results of operations and balance sheet components reflect this accounting treatment. The results of operations reflect the continuing operations of the following business activities: Hemisphere GPS and Desktop Cellular Telephones. Greater detail relating to the discontinued operations is included in note 12 of the consolidated financial statements.

Revenues

For the year ended December 31, 2005, revenues were $75.1 million, an increase of 1% from $74.5 million in 2004. Hemisphere GPS revenues of $32.7 million increased by 2% relative to 2004. Desktop Cellular Telephone revenues for the year were $42.4 million, largely unchanged from 2004 revenues of $42.5 million. As revenues are substantially all denominated in US dollars, revenue increases in US dollars have been negatively impacted by the weakening US dollar exchange rate relative to the Canadian dollar, which declined approximately 7% on average in both 2005 and 2004, and by 11% in 2003.

On April 8, 2005, the Company completed the acquisition of the Outback Business from RHS, Inc. As a result of this acquisition, prices realized by CSI for sales of the Outback product line now represent the final retail price for sales to end users. Prior to April 9, 2005, sales of Outback products were made to RHS, Inc. at distributor prices, which are significantly lower than retail prices.

In 2005, Hemisphere GPS sales to agricultural markets were negatively impacted by dry weather conditions in international markets and certain regions in North America. In addition, the Company believes that higher fuel and fertilizer costs negatively impacted purchasing in the agricultural markets. In aggregate, revenues for the Company's agriculture products increased by 1.5% in 2005 compared to 2004. Revenues in the Company's Precision Products line, which represent non-agriculture related sales to marine, GIS and other markets increased by 6% in 2005 relative to 2004.

During 2005, the total unit volume of Desktop Cellular Telephone sales increased from 2004 by over 40%. In late 2004, the Company commenced commercial shipment of Desktop Cellular Telephones incorporating the GSM digital cellular technology, as a complement to the Company's TDMA products which had previously comprised 100% of the Company's Desktop Cellular Telephone revenues. While the global market opportunity is much larger for GSM products, which represents approximately 77% of global cellular telephone use, the product cost, selling price and margins are lower than for TDMA products – primarily a result of the much higher volumes of global GSM product sales. In 2004, TDMA product comprised over 90% of Desktop Cellular Telephone sales volumes. In 2005, TDMA product sales declined to 36% with GSM product sales making up 64% of sales volumes, resulting in a lower average selling price in 2005. In addition, market pricing pressures also resulted in a decline in TDMA product selling prices.

Gross Margins

The Company reported gross margins of $21.8 million in the year, a decrease of 12% relative to gross margins of $24.7 million reported in 2004. Gross margins, as a percentage of revenue, were 29% in 2005, a decrease from 33% in 2004.

Hemisphere GPS gross margins were $15.2 million or 46% in 2005, a decline from $16.4 million or 51% in 2004. Margins for sales to non-agricultural markets showed improvement in 2005 relative to 2004; however, margins on sales to agricultural markets declined during the year as a result of the issue described below and market pricing pressures arising from the market conditions described earlier.

A significant factor contributing to the reduction in agriculture-related margins arises from the accounting treatment that must be applied to inventory acquired in connection with the acquisition of the Outback Business. Inventory acquired in the acquisition was recorded under GAAP accounting at the carrying cost of RHS at the time of the acquisition. Some of this inventory had previously been sold to RHS by CSI; therefore, the carrying costs included the margin that CSI earned on the original sale of the product to RHS. Until that inventory is consumed, the margins earned on the sale of the Outback products will include only the share of margins previously earned by RHS on product sales. As a result, percentage margins on sales of Outback products during 2005 are slightly lower than the percentage margins that CSI realized on sales of Outback products to RHS prior to the acquisition. Further detail relating to this matter is described later in this MD&A under the heading "Use of Non-GAAP Financial Measures".

Wireless Unit margins were $6.6 million or 16% in 2005 compared to $8.3 million or 20% in 2004. The primary factor in this decline is the increasing proportion of GSM product sales, which have a lower average margin when compared to margins earned on TDMA product sales. In addition, market pricing pressures resulted in a decline in TDMA product margins in 2005 relative to 2004. Since the introduction of the GSM Desktop Cellular products in the fourth quarter of 2004, the Company has implemented design and supply chain cost reductions resulting in a reduction in the cost of these phones by over 35%.

Expenses

Operating expenses increased by $9.9 million, or 60%, during the year to $26.5 million from $16.6 million in 2004. Expenses were 35% of revenue in 2005 versus 22% in 2004. The greatest contributor to this increase is operating expenses related to the Outback Business acquired during the second quarter, which has added $7.2 million of operating expenses in 2005.

Research and Development Expenses

Research and development expenses in 2005 were $7.9 million compared to $7.5 million in 2004. The R&D expense increase relates largely from the Outback acquisition. Many of the research and development costs incurred in Canada qualify for scientific research and experimental development income tax treatment. This includes the elective deferral of research and development expenses and the eligibility for such expenses to earn investment tax credits. Research and development costs incurred in the US also qualify for tax credits in certain circumstances.

Selling and General and Administrative Expenses

Selling expenses of $6.6 million in 2005 increased by $3.5 million or 114% from $3.1 million in 2004. Of this increase $3.3 million relates to the Outback Business acquisition and represents sales and marketing activities in North America and in International markets. In addition, sales and marketing activities were expanded relating to international Desktop Cellular Telephones sales as the introduction of the GSM products increased the addressable markets for these products.

Dealer selling commissions were $2.0 million in 2005 and relate entirely to the Outback Business. This category of expenses was added to the statement of operations following the Outback acquisition and represents incentives paid to third-party dealers in the Outback North American distribution channel and vary directly with North American Outback product sales.

General and administrative ("G&A") expenses increased by $2.0 million or 52% from $3.9 million in 2004 to $5.9 million in 2005. Of this increase, approximately $800 thousand relates to the Outback acquisition and $600 thousand relates to legal costs and a settlement payment in respect of a legal dispute. The settlement reached on this matter provides the Company with greater certainty with respect to certain aspects of its future business and product direction. No further costs are expected to be incurred in relation to this matter. As a percentage of revenue, 2005 G&A expenses were 8% of revenue, compared to 2004 expenses which were 5% of revenue.

Amortization Expense

Amortization expense was $3.2 million in 2005, an increase of 116% from $1.5 million in 2004. Of this increase, amortization relating to the acquisition of the Outback Business is approximately $800 thousand. In addition, amortization increased by $700 thousand relating to capital additions associated with the Desktop Cellular Telephone products. Although these products are manufactured by contract manufacturing partners, the Company must supply unique test equipment for use in the manufacturing test process. In addition, the Company has also invested in computer equipment, computer systems and licenses associated with new products that has resulted in an increase in amortization relative to 2004.

Preferred Shares Redemption Premium

The preferred shares redemption premium for 2005 was $nil, a decrease from $168 thousand in 2004. During September 2004, the Company redeemed the outstanding preferred shares for $2.6 million in accordance with the terms of the preferred share agreement. As such, there is no longer a redemption premium charge in quarters following the third quarter of 2004. The preferred shares were issued in connection with the Company's acquisition of the assets of Satloc Inc. which took place in 1999. The final issuance of 150,000 preferred shares took place effective January 1, 2004. The redemption in September of 2004 was the final element of the Satloc purchase transaction and eliminates any further obligations relating to that transaction.

Interest and Foreign Exchange

In 2005, the Company recorded interest income of $144 thousand compared to interest expense of $37 thousand in 2004. Throughout the year the Company earned interest income on its cash balance, which was offset by interest expense on capital leases and long-term debt assumed in connection with the Outback acquisition.

The Company reported a foreign exchange loss of $789 thousand during 2005 compared to a loss of $802 thousand in 2004. This loss relates primarily to the impact of a weakening US dollar on the translation of US dollar denominated working capital into Canadian dollars. Prior to the impact of risk management transactions, the foreign exchange loss for 2005 was approximately $1.2 million. Gains from risk management transactions have been realized of approximately $400 thousand, which have been netted against this loss.

Management implemented a foreign exchange risk management program in early 2005, to hedge the Company's US dollar working capital against exchange rate fluctuations. In late 2005, the Board of Directors of CSI approved an increase in the authorized hedging limit to US$20 million from US$7.5 million to reflect an increase in the Company's US dollar working capital.

In addition to the foreign exchange translation loss, the strengthening Canadian dollar also impacted the reported amount of revenues and expenses in each category of the statement of operations where a component of the category is denominated in US dollars.

Income Taxes

For the year ended December 31, 2005, the Company did not record any amounts related to current income taxes. In 2004, the Company recorded $145 thousand of current tax expense relating to its US operations. The 2004 amount represents US alternative minimum tax ("AMT") that is payable in spite of the availability of tax losses which fully shelter US taxable income. These minimum taxes will be fully creditable against future US corporate income taxes.

The Company's US operating subsidiaries, CSI Wireless LLC and Hemisphere GPS LLC (formerly Satloc LLC), file as a combined entity for US federal tax purposes. As at December 31, 2005, the Company has cumulative US net operating losses of $23.8 million, as well as US$2.0 million of general business credits that can be used to reduce federal taxes otherwise payable in future years.

In Canada, at the end of 2005, CSI Wireless Inc. has loss carryforwards of $2.4 million that can be used to reduce Canadian taxable income in future years, as well as investment tax credits in the amount of $2.1 million that can be used to reduce Canadian federal taxes otherwise payable in future years.

Discontinued Operations
The Company recorded a loss from discontinued operations of $6.7 million for the year ended December 31, 2005 compared to a loss of $2.7 million in 2004. As previously described, these amounts represent the results of operations of the Telematics product line.

In connection with the decision to re-structure and divest this product line, the Company evaluated the assets of the product line and recorded re-structuring charges totaling $1.6 million related to incremental inventory charges, accounts receivable reserves, fixed asset impairments and severance costs. In addition, the Company has recorded an impairment to goodwill in the amount of $900 thousand related to this decision.

Summarized annual results for the Telematics product line are as follows:

(000's)	Year Ended December 31 2005	2004
Sales	$ 4,116	$ 7,058
Cost of sales	4,197	5,528
	(81)	1,530
Expenses:		
Research & development	2,572	2,052
Selling	1,890	1,492
General & administrative	1,023	594
Stock-based compensation	96	48
Amortization	108	21
Goodwill impairment	900	-
	6,589	4,207
Loss from discontinued operations	$ (6,670)	$ (2,677)

Prior to the restructuring charges, the Telematics product line incurred an operating loss of approximately $4.2 million in 2005 compared to a loss of $2.7 million in 2004. Revenues for the Telematics product line declined by 42% to $4.1 million from $7.1 million in 2004 primarily as a result of the loss of two key customers. This was the primary reason for the increase in the amount of the loss from discontinued operations in 2005.

During 2005, average operating expenses directly related to the Telematics product line were approximately $1.0 million per quarter. Following cost reductions in the fourth quarter of 2004, and the restructuring implemented in February 2006, the quarterly operating expenses of the Telematics product line are approximately $550 thousand per quarter. Management believes that the restructuring of this product line better positions the product line for sale to prospective buyers.

Earnings
In 2005, the Company's loss from continuing operations was $5.4 million or ($0.13) per share (basic and diluted), compared to earnings of $7.0 million and $0.22 per share basic and $0.21 per share diluted in 2004. The Hemisphere GPS Unit incurred a loss from continuing operations of $1.2 million in 2005 compared to income of $8.1 million in 2004. The Wireless Unit incurred a loss from continuing operations of $500 thousand in 2005 compared to income from continuing operations of $2.4 million in 2004.

For 2005, the Company realized a net loss of $12.0 million or ($0.29) per common share (basic and diluted), compared to net income of $4.3 million or $0.13 per share (basic and diluted) in 2004. The Hemisphere GPS Unit incurred a net loss of $1.2 million in 2005 compared to net income of $8.1 million in 2004. The Wireless Unit incurred a net loss of $7.2 million in 2005, including the loss from discontinued operations of $6.7 million, compared to a net loss of $313 thousand in 2004, including the loss from discontinued operations of $2.7 million.

Summary of Quarterly Results

	Quarter Ended							
(000's)	Mar 31 2004	Jun 30 2004	Sep 30 2004	Dec 31 2004	Mar 31 2005	Jun 30 2005	Sep 30 2005	Dec 31 2005
Sales	$12,756	$15,947	$21,814	$23,982	$21,318	$22,056	$11,036	$20,677
Gross margin	4,951	6,021	6,971	6,743	7,017	7,143	3,002	4,642
Expenses:								
Research & development	1,707	2,031	2,138	1,605	1,983	1,874	2,221	1,859
Selling	720	886	864	627	780	1,912	1,831	2,091
Dealer selling commissions	–	–	–	–	–	1,485	252	263
General & administrative	958	1,010	1,130	776	1,207	1,418	1,654	1,628
Stock-based compensation	122	147	193	186	185	203	278	244
Amortization	255	295	393	521	471	828	932	927
	3,762	4,369	4,718	3,715	4,626	7,720	7,168	7,012
Earnings (loss) before the undernoted	1,189	1,652	2,253	3,028	2,391	(577)	(4,166)	(2,370)
Redemption premium on preferred shares	62	64	41	–	–	–	–	–
Foreign exchange (gain) loss	108	(294)	389	600	(33)	(56)	732	145
Interest (income) expense	103	(52)	(25)	11	(30)	(1)	(55)	(57)
	273	(282)	405	611	(63)	(57)	677	88
Earnings (loss) before income tax	916	1,934	1,848	2,417	2,454	(520)	(4,843)	(2,458)
Current tax expense	–	–	–	145	45	(45)	–	–
Earnings (loss) from continuing operations	916	1,934	1,848	2,272	2,409	(475)	(4,843)	(2,458)
Loss from discontinued operations	(190)	(374)	(745)	(1,368)	(1,092)	(627)	(945)	(4,006)
Net earnings (loss)	$ 726	$ 1,560	$ 1,103	$ 904	$ 1,317	$ (1,102)	$ (5,788)	$ (6,464)
Earnings (loss) per common share from continuing operations*:								
Basic	$ 0.03	$ 0.06	$ 0.06	$ 0.07	$ 0.07	$ (0.01)	$ (0.11)	$ (0.05)
Diluted	$ 0.03	$ 0.05	$ 0.05	$ 0.06	$ 0.07	$ (0.01)	$ (0.11)	$ (0.05)
Net earnings (loss) per common share*:								
Basic	$ 0.03	$ 0.05	$ 0.03	$ 0.03	$ 0.04	$ (0.03)	$ (0.13)	$ (0.14)
Diluted	$ 0.02	$ 0.04	$ 0.03	$ 0.03	$ 0.04	$ (0.03)	$ (0.13)	$ (0.14)

** Calculated using quarterly weighted average number of shares outstanding.*

Quarterly revenues have varied during the past eight quarters due to the following factors:

1. The Hemisphere GPS Business Unit products have historically been impacted by seasonal factors with the first half of the year being the strongest and the second half being the weakest. The acquisition of the Outback Business has increased this seasonality as revenues are now based on end customer sales whereas, prior to this acquisition, CSI's customer, RHS, Inc., purchased on a level-loaded basis during the last half of the year to support heavy sales in the first half of the following year. Management is undertaking initiatives to mitigate the seasonality of the business, including increasing sales efforts in the Southern Hemisphere which is generally counter-seasonal to the Northern hemisphere agricultural seasons.

2. The acquisition of the Outback Business in April 2005 resulted in variability in the Company's revenues as products, which were previously sold to RHS, Inc. at distributor prices, are now generally sold to end customers at retail prices, which are substantially higher than distributor prices.

3. The Company's sales of desktop cellular telephones have been characterized as lumpy due to uneven purchasing patterns by CSI's primary end customer, who is located in Mexico. With the introduction of the GSM desktop cellular phone products, the Company is seeing an increase in the number of customers and regions.

4. As a result of engineering design changes, manufacturing process revisions, supply chain efficiencies, and other factors, CSI has been able to generate reductions in the cost of manufacturing the desktop cellular telephone. These cost reductions have been beneficial to the gross margins the Company earns on these products, but have also resulted in reductions in the US dollar sales prices during 2005. While this has a downward impact on revenues, these price reductions will make the telephone more affordable to end users.

Quarter Ended December 31, 2005 versus Quarter Ended December 31, 2004

Revenues

Fourth quarter revenues of $20.7 million represent a decrease of 14% from revenues of $24.0 million in the fourth quarter of 2004. Hemisphere GPS revenues of $5.6 million were down $2.2 million from $7.8 million in 2004. The decrease in GPS revenues can be attributed to seasonality in the farming market that is magnified in CSI's financials since the acquisition of the Outback Business. Sales are increasing in the Southern Hemisphere each year and should eventually reduce this seasonality. The acquisition also distorted year-over-year financial comparisons. For example, in the fourth quarter of 2004, prior to acquiring the Outback Business from RHS, CSI sold $4.1 million to RHS under an annualized level-loading program to build inventory for the strong first half selling season. However, actual customer purchases of Outback products in the fourth quarter of 2005 were $2.4 million.

During the fourth quarter of 2005, CSI shipped a record number of desktop cellular telephones, exceeding by 27% the previous quarterly record which occurred in the fourth quarter of 2004. These volumes were largely driven by GSM product sales which represented 57% of fourth quarter shipments. Revenues for the fourth quarter of 2005 were $15.1 million, down by 6% from $16.1 million in 2004. Lower average prices on GSM product sales, as described earlier, as well as lower market prices on TDMA product sales caused revenues, in US dollars, to remain relatively flat in the fourth quarter of 2005, relative to the 2004. In addition, the average US dollar foreign exchange rate was weaker by about 4% relative to the fourth quarter of 2004 and resulted in the decline in revenues in Canadian dollar terms.

Gross Margins

Gross margins in the fourth quarter of 2005 were 22% or $4.6 million compared to 28% or $6.7 million in the fourth quarter of 2004. Hemisphere GPS gross margins of 39% were lower than margins of 49% realized in 2004 as a result of lower margins realized on product sales into agriculture markets, including the impact of the amortization of acquisition inventory step-up costs totaling approximately $684 thousand in the fourth quarter of 2005. In addition, a lower margin arises from allocating fixed manufacturing overhead across a lower overall revenue level.

Margins in the Wireless Unit were $2.4 million or 16%, down from $2.9 million or 18% in the fourth quarter of 2004. Fourth quarter 2004 revenues included non-recurring engineering fees ("NRE") of approximately $370 thousand which account for most of the margin variation.

Expenses

Operating expenses of $7.0 million in the fourth quarter were up 89% relative to $3.7 million in the fourth quarter of 2004. The largest factor impacting this increase is the operating costs resulting from the acquisition of the Outback Business which totaled $2.1 million for the quarter. In addition, increased costs associated with global desktop cellular sales and marketing activities contribute to this increase.

Interest and Foreign Exchange

Interest income earned in the fourth quarter of 2005 was $57 thousand compared to interest expense of $11 thousand in the same quarter of 2004. The Company earned interest income on its cash balance, which was offset by interest expense on capital leases and long-term debt assumed in connection with the Outback acquisition.

Income Taxes

In the fourth quarter of 2004, the Company recorded income tax expense of $145 thousand relating to alternative minimum taxes owing related to US operations. No income tax expense was recorded in 2005.

Discontinued Operations

The Company recorded a loss from discontinued operations of $4.0 million for the quarter ended December 31, 2005 compared to a $1.4 million loss in 2004. The increased loss is primarily related to the restructuring costs recorded in connection with the planned restructuring and divestment of the Telematics product line and goodwill impairment of $900 thousand.

Earnings

In the fourth quarter of 2005, the Company incurred a loss from continuing operations of $2.5 million, or ($0.05) per share (basic and diluted), compared to fourth quarter 2004 earnings of $2.3 million or $.0.07 per share (basic) and $0.06 per share (diluted). The Hemisphere GPS Unit incurred a loss from continuing operations of $2.3 million in the fourth quarter of 2005 compared to income of $1.6 million in the same quarter of 2004. The Wireless Unit had income from continuing operations of $600 thousand in the fourth quarter of 2005 compared to income from continuing operations of $1.8 million in the fourth quarter of 2004.

In the fourth quarter of 2005, the Company incurred a loss of $6.5 million, or ($0.14) per share (basic and diluted), compared to fourth quarter 2004 earnings of $904 thousand or $0.03 per share (basic and diluted). The Hemisphere GPS Unit incurred a net loss of $2.3 million in the fourth quarter of 2005 compared to net income of $1.4 million in the same quarter of 2004. The Wireless Unit realized a net loss of $3.4 million in the fourth quarter of 2005, including the loss from discontinued operations of $4.0 million, compared to a net earnings of $400 thousand in the fourth quarter of 2004, which includes the loss from discontinued operations of $1.4 million.

Segmented Earnings

Annual and quarterly segmented earnings for the Hemisphere GPS Business Unit and the Wireless Business Unit are as follows:

Years ended December 31, 2005 and 2004:

	Hemisphere GPS		Wireless		Corporate		Total	
(000's)	2005	2004	2005	2004	2005	2004	2005	2004
Sales	$ 32,677	$ 32,003	$ 42,410	$ 42,496	$ -	$ -	$ 75,087	$ 74,499
Gross margin	15,185	16,411	6,619	8,275	-	-	21,804	24,686
	46%	51%	16%	19%	-	-	29%	33%
Earnings (loss) from continuing operations	(1,243)	8,050	(498)	2,364	(3,627)	(3,444)	(5,368)	6,970
Net earnings (loss)	$ (1,243)	$ 8,050	$ (7,167)	$ (313)	$ (3,627)	$ (3,444)	$(12,037)	$ 4,293

Quarters ended December 31, 2005 and 2004:

	Hemisphere GPS		Wireless		Corporate		Total	
(000's)	Q4 2005	Q4 2004	Q4 2005	Q4 2004	Q4 2005	Q4 2004	Q4 2005	Q4 2004
Sales	$ 5,626	$ 7,836	$ 15,051	$ 16,146	$ -	$ -	$ 20,677	$ 23,982
Gross margin	2,209	3,854	2,433	2,889	-	-	4,642	6,743
	39%	49%	16%	18%	-	-	22%	28%
Earnings (loss) from continuing operations	(2,257)	1,647	616	1,780	(817)	(1,155)	(2,458)	2,272
Net earnings (loss)	$ (2,257)	$ 1,647	$ (3,390)	$ 412	$ (817)	$ (1,155)	$ (6,464)	$ 904

Use of Non-GAAP Financial Measures

The Company reports non-GAAP financial measures called "Non-GAAP Earnings" and "Non-GAAP Diluted EPS" to supplement its consolidated financial statements presented in accordance with GAAP. These non-GAAP financial measures are intended to supplement the user's overall understanding of the Company's current financial performance and its prospects for the future. These non-GAAP financial measures are not intended to supersede or replace the Company's GAAP financial results. Non-GAAP Earnings and Non-GAAP Diluted EPS do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

The following table presents the reconciliation of Non-GAAP Earnings to GAAP net income:

	Quarter Ended		Year Ended	
(000's)	Dec 31 2005	Dec 31 2004	Dec 31 2005	Dec 31 2004
GAAP earnings (loss) from continuing operations	$ (2,458)	$ 2,272	$ (5,368)	$ 6,970
Amortization of acquisition inventory step-up cost	684	–	2,858	–
Non-GAAP earnings (loss) from continuing operations	(1,774)	2,272	(2,510)	6,970
Loss from discontinued operations	(4,006)	(1,368)	(6,670)	(2,677)
Non-GAAP earnings (loss)	$ (5,780)	$ 904	$ (9,180)	$ 4,293
Non-GAAP diluted EPS from continuing operations	$ (0.04)	$ 0.06	$ (0.06)	$ 0.21
Non-GAAP diluted EPS	$ (0.13)	$ 0.03	$ (0.23)	$ 0.13

The Company excludes the amortization of acquisition inventory step-up costs from the calculation of its non-GAAP financial measures. As previously disclosed, the inventory acquired as part of the acquisition of the Outback business is recorded under GAAP at the carrying cost of the seller (RHS) at the time of the acquisition, which includes the margin that CSI earned on the sale of the product to RHS. As a result, the gross margin earned on sales of the Outback product line will include only the share of margins previously earned by RHS until the inventory on hand at the date of the acquisition has been sold. Thereafter, margins on Outback product sales will reflect the combined margins previously earned by both CSI and RHS.

The total margin reflected in the purchased inventory is referred to as the "acquisition inventory step-up cost". In order to better understand the margins that are expected to be earned on this product line once this inventory has been sold, management reports the amount of "acquisition inventory step-up cost" that is amortized in the cost of sales each quarter until the purchased inventory has been sold. The balance of unamortized inventory step-up cost at the end of 2005 was approximately $1.3 million relating to three specific products – the Outback S, the Outback 360 and the Outback eDrive®. Management expects the step-up costs related to the Outback S product will be fully amortized in the first quarter of 2006 and the remaining step-up costs should be fully amortized in the second quarter of 2006.

Liquidity and Capital Resources

Working Capital
CSI held cash at December 31, 2005 of $12.6 million compared to $10.3 million at the end of 2004.

CSI has a bank operating line of credit with a maximum limit of $7 million. The available borrowing limit under this operating line is determined based on trade receivables and inventory levels. The utilization of this line of credit draws interest at prime plus 0.5%. The Corporation has entered into a general security agreement with its bank to secure such indebtedness. At December 31, 2005 and 2004 this operating line of credit was not being used.

Accounts receivable at December 31, 2005 was $13.3 million, $3.3 million less than the December 31, 2004 balance of $16.6 million. In 2004, CSI carried accounts receivable associated with sales of Outback product during the fourth quarter to RHS, Inc. Following the acquisition of the Outback Business in 2005, Outback product is sold directly to end customers, and for retail sales, these generally take place by cash or credit card; therefore, the accounts receivable associated with the Outback Business has declined significantly following the acquisition.

Inventories consist of components, work in process and finished goods related to the products manufactured and sold by the Company. Inventory levels increased from $6.4 million at December 31, 2004 to $11.1 million at the end of December 2005. The increase in inventory relates primarily to the Outback Business inventory, which must be carried at a sufficient level to support expected demand in the strongest selling season which takes place in the first half of the year. The Company continues to focus on optimizing its inventory levels.

Foreign Exchange Hedging Program
Management has implemented a risk management program to mitigate the impact of foreign exchange fluctuations on its US dollar denominated working capital. The Board of Directors has approved the initiation of financial instruments with a maximum notional value of US$20 million and which offset the exposure the Company faces in carrying positive US dollar working capital. To date, the Company has entered financial instruments which are settled for cash on the last business day of each quarter using the Bank of Canada noon day rate as the reference foreign exchange rate. At the end of each quarter in 2005, no financial instruments remained outstanding. In 2005, the Company received cash payments of approximately $400 thousand, offsetting foreign exchange translation losses incurred with respect to US dollar denominated working capital.

Property and Equipment
During 2005, excluding assets acquired in connection with the acquisition of the Outback Business, the Company invested $4.0 million in property and equipment. Of this amount, $2.7 million was purchased for cash, and $1.3 million was purchased under capital lease. Capital leases were utilized due to the low interest rates negotiated, and the value of warranties and services accompanying the leases, which made them cost effective for the Company.

Significant capital additions in 2005 included information technology-related capital incurred for hardware and software to upgrade the Company's network infrastructure and operating system, as well as test equipment and licensing costs associated with the GSM desktop cellular telephone. Other capital assets acquired include production tools, moldings, fixtures, computer hardware and software.

In connection with the acquisition of the Outback Business, tangible capital assets were acquired totaling $2.0 million and intangible capital assets were acquired totaling $5.2 million. Tangible assets included office equipment, computer equipment, computer systems, vehicles and other assets. Intangible assets included trade-names, customer lists, customer and dealer relationships, technology and a non-competition agreement.

Goodwill
Goodwill of $18.0 million was recorded arising from the Outback Business acquisition.

Share Capital
At March 30, 2006, there were 45,926,078 common shares outstanding.

On April 8, 2005, 4.4 million shares were issued as a component of the consideration for the acquisition of the Outback Business.

On April 19, 2005 CSI announced it had closed a private placement for 4 million shares at a price of $3.75 for total proceeds of $15 million before costs. The net proceeds were used to pay the cash component of the Outback Business acquisition purchase price and the remainder were used for general corporate purposes.

During the year ended December 31, 2005, 2,944,718 share purchase warrants were exercised for total cash proceeds of $6.0 million.

During 2005, 1,070,579 stock options were exercised for cash proceeds of $2.4 million.

Cash Flow
Continuing operations generated $1.9 million of cash in 2005, after consideration of the net change in non-cash working capital. Discontinued operations utilized cash of $4.3 million. Net proceeds from common shares issued in 2005 were $22.3 million. Of these funds, $12.8 million of cash was used for the cash component of the consideration paid for the acquisition of the Outback Business, including acquisition costs. In addition, $2.7 million of cash was used to acquire capital assets and $2.2 million was used for principal repayments on long-term debt and capital leases.

Contractual Obligations

		Payments Due by Period			
Effective December 31, 2005 (000's)	Total	Less than 1-year	1 to 3 years	4 to 5 years	After 5 years
Long-term debt	$ 784	$ 483	$ 301	$ –	$ –
Capital lease obligations	1,149	741	408	–	–
Operating leases	5,102	1,272	2,007	1,437	386
Total contractual obligations	$ 7,035	$ 2,496	$ 2,716	$ 1,437	$ 386

Related Party Transactions
In connection with the acquisition of the Outback Business, the Company has ongoing transactions with the seller, RHS, which is a company wholly-owned by a director and member of CSI's senior management team. The details, including the business purpose of the transactions, the recorded amounts and the measurement basis used is provided in note 15 of the consolidated financial statements.

Subsequent Events

On January 19, 2006, the Company announced that it had completed the acquisition of the business assets, including working capital of approximately US$250,000, of Del Norte Technology, Inc. for cash of US$940,000. Del Norte has operated for over 20 years designing and manufacturing GPS products for the aerial guidance market – primarily targeted towards crop dusting or aerial spraying. As such, Del Norte has been a competitor of the Hemisphere Aerial Guidance product line. In 2005, Del Norte sales were approximately US$1.7 million. Hemisphere GPS will combine the operations of Del Norte with its Aerial Guidance product line and will continue to offer its Satloc brand, alongside the Del Norte brand.

Critical Accounting Policies and Estimates

CSI prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada. The preparation of these financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates are based on Management's historical experience and various other assumptions that are believed by Management to be reasonable under the circumstances. Such assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

1. The Company maintains an allowance for doubtful accounts for estimated losses that may occur if customers are unable to pay trade balances owing to CSI. This allowance is determined based on a review of specific customers, historical experience and economic circumstances.
2. Inventories are carried at the lower of cost and market value. Provisions for excess or obsolete inventory are recorded based on our assessment of the estimated market value of component, work in process, and finished goods inventory.
3. The Company performs the required test for goodwill impairment annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. In performing the required test, Management estimates the future cash-flows of each its reporting units.
4. The Company evaluates its future tax assets and records a valuation allowance where the recovery of future tax does not meet the required level of certainty. At December 31, 2005, valuation allowances are provided for the full amount of future tax assets.
5. CSI accrues provisions for product warranty expenses for the repair or replacement of defective products. The accrual is based on our assessment of historical experience. If we suffer a decrease in the quality of our products, an increase in our accrual may be required.

Effective January 1, 2004, the Company retroactively adopted the new Canadian accounting standards that apply the fair value method to all stock-based payments and awards. Under the fair value method, the Company calculated the fair value of stock option grants or direct awards of stock and recorded that fair value as compensation expense over the vesting period of those grants and awards.

Business and Market Risks

The nature of the Company's business gives rise to certain risks that may impact future financial results. In addition to risks described elsewhere in this report, the Company identifies the following risks to currently be the most significant:

1. *Foreign Currency Valuations*
   Sales of most CSI products are predominately transacted in US dollars. As revenues are reported by the Company in Canadian dollars, the Company is exposed to risk associated with US and Canadian dollar currency fluctuations. These risks are mitigated to some extent by purchasing most inventories, other materials and many services in US dollars. A strengthening in the Canadian dollar relative to the US dollar results in lower revenues and earnings for the Company. As the Company expands with increased sales into Europe and other countries, it is expected that it may be necessary to transact sales in foreign currencies other than US dollars, thus exposing the Company to additional foreign currency risk.

   In 2005 the Company entered into derivative financial instruments to manage its foreign currency exposure in connection with the implementation of a foreign exchange risk management program. Although this program has been implemented, there is no guarantee the Company will not experience foreign exchange gains and losses.

2. *General Economic and Financial Market Conditions*
   In 2005, the Company faced negative conditions in economic, financial and product markets. Negative changes in market and business environments, or adverse geopolitical events, could have a negative impact on the Company's 2006 performance. The Company's agricultural product sales were affected by drought conditions in 2005 and in prior years. These conditions negatively impacted sales of agriculture guidance products. Should drought conditions arise in 2006, the Company could be faced with lower-than-expected revenues in these market areas.

3. *Dependence on Key Personnel and Consultants*
   The Company's success is largely dependent upon the performance of personnel and key consultants. The unexpected loss or departure of any of the key officers, employees or consultants could be detrimental to future operations. The success of the Company will depend, in part, upon the ability to attract and retain qualified personnel as they are needed. The competition for highly skilled technical, research and development, management, and other employees is high in the GPS and wireless industries. There can be no assurance that we will be able to engage the services of such personnel or retain our current personnel.

4. *Competition*
   CSI Wireless is operating in a highly competitive industry that is constantly evolving and changing. The Corporation expects this competition to increase as new competitors enter the market. Many of our competitors have greater financial, technical, sales, production and marketing resources. We compete with companies that also have established customer bases and greater name recognition. This may allow competitors to respond more quickly to the GPS and/or wireless markets and better implement technological developments. There is no assurance the Company will be able to compete on the same scale as these companies. Such competition may result in reduced sales, reduced margins or both.

5. *Third Party GPS and Wireless Dependence*
   Many of the Company's products rely on signals from satellites that it does not own or operate. Such satellites and their ground support systems are complex electronic systems subject to electronic and mechanical failures and possible sabotage. The satellites have limited design lives and are subject to damage by the hostile space environment in which they operate. If a significant number of satellites were to become inoperable, there could be a substantial delay before they are replaced with new satellites. A reduction in the number of operating satellites would impair the current utility of the Global Positioning System (GPS) and/or the growth of current and additional market opportunities, which would adversely affect our results of operations. In addition, there is no assurance that the US government will remain committed to the operation and maintenance of GPS satellites over a long period of time; or that the policies of the US government for the commercial use of GPS without charge will remain unchanged.

   Customers can only use wireless products over wireless data networks operated by third parties. If these third-party network operators cease to offer effective and reliable service, or fail to market their services effectively, sales of the Company's products may decline and revenues may decrease.

6. *Dependence on New Products*
The Company must continue to make significant investments in research and development to develop new products, enhance existing products and achieve market acceptance for such products. However, there can be no assurance that development-stage products will be successfully completed or, if developed, will achieve significant customer acceptance. If the Company is unable to successfully define, develop and introduce competitive new products, and enhance existing products, future results of operations would be adversely affected.

7. *Availability of Key Supplies*
The Company is reliant upon certain key suppliers for raw materials and components, and no assurances can be given that we will not experience delays or other difficulties in obtaining supplies as a result of trade disputes or other matters. While no single vendor currently supplies more than 10% of the raw materials used by the Company, the raw materials used in certain operations are available only through a limited number of vendors. Although we believe there are alternative suppliers for most of our key requirements, if our current suppliers are unable to provide the necessary raw materials or otherwise fail to timely deliver products in the quantities required, any resulting delays in the manufacture or distribution of existing products could have a material adverse effect on our results of operations and its financial condition.

8. *Credit Risk*
The Company has undergone significant sales growth resulting in a significant growth in its customer base. As a result, the Company has an increased exposure to credit risk related to trade balances owing from customers. In the normal course of business, the Company monitors the financial condition of its customers and reviews the credit history of new customers to establish credit limits. The Company establishes an allowance for doubtful accounts that corresponds to the credit risk of our customers, historical trends and economic circumstances. Losses could be realized by the Company if customers default on their balances owing.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of December 31, 2005, that the Company's disclosure controls and procedures are effective to provide reasonable assurance that material information related to the Company, including its subsidiaries, is made known to them by others within the Company. It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management of CSI Wireless Inc. is responsible for the preparation and the presentation of the consolidated financial statements and related information published in this annual report. These statements were prepared in accordance with generally accepted accounting principles in Canada.

The preparation of the financial information necessarily requires the use of some estimates and judgements, such as selection and application of accounting principles appropriate to the circumstances and with due consideration to materiality. Where appropriate, management seeks and receives guidance in these matters from external legal, accounting and other advisors.

To ensure the reliability of the financial statements, management relies on the Company's system of internal controls. The accounting procedures and related systems of internal control are designed to provide reasonable assurance that its assets are safeguarded and its financial records are reliable.

Management continuously monitors and adjusts the Company's internal controls and management information systems to accommodate a changing environment while ensuring financial integrity.

Management also recognizes its responsibility for ensuring that the Company, at all times, conducts its affairs in an ethical manner, conforming to all applicable laws and regulations, and in accordance with the highest standards of personal and corporate conduct.

Cameron Olson	Stephen Verhoeff
Chief Financial Officer	President & Chief Executive Officer
March 1, 2006	March 1, 2006

AUDITOR'S REPORT TO SHAREHOLDERS

We have audited the consolidated balance sheets of CSI Wireless Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Calgary, Canada
March 1, 2006

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and 2004

	2005	2004
Assets		
Current assets:		
Cash	$ 12,595,354	$ 10,253,440
Accounts receivable	13,258,696	16,642,043
Inventories	11,078,494	6,422,555
Prepaid expenses and deposits	732,628	629,930
Current assets of discontinued operations (note 12)	982,068	2,303,808
	38,647,240	36,251,776
Property and equipment (note 3)	10,427,483	7,136,688
Intangible assets (note 4)	4,727,733	–
Goodwill	35,922,133	17,918,176
Assets of discontinued operations (note 12)	463,981	1,500,587
	$ 90,188,570	$ 62,807,227
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 13,050,556	$ 10,967,967
Current portion of long-term debt (note 5)	483,134	–
Current portion of capital leases (note 7)	741,487	1,162,147
Current liabilities of discontinued operations (note 12)	684,409	706,540
	14,959,586	12,836,654
Long-term debt (note 5)	300,672	–
Capital lease obligations (note 7)	408,411	462,537
Shareholders' equity:		
Share capital (note 8)	103,463,383	67,273,700
Contributed surplus (note 9)	2,036,664	1,176,994
Deficit	(30,980,146)	(18,942,658)
	74,519,901	49,508,036
Commitments (note 14)		
Contingencies (note 16)		
Subsequent event (note 17)		
	$ 90,188,570	$ 62,807,227

See accompanying notes to consolidated financial statements.

Approved by the Board:

Michael Lang
Chairman & Director

Paul Cataford
Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Years ended December 31, 2005 and 2004

	2005	2004
Sales	$ 75,086,535	$ 74,498,544
Cost of sales	53,282,652	49,812,277
	21,803,883	24,686,267
Expenses:		
Research and development	7,937,803	7,481,473
Selling	6,613,650	3,096,219
Dealer selling commissions	2,000,219	–
General and administrative	5,908,079	3,875,631
Stock-based compensation	909,366	647,050
Amortization	3,157,312	1,464,368
	26,526,429	16,564,741
Earnings (loss) before undernoted items	(4,722,546)	8,121,526
Redemption premium on preferred shares (note 6)	–	167,524
Foreign exchange loss	789,147	802,066
Interest (income) expense	(143,999)	36,867
Earnings (loss) before income tax	(5,367,694)	7,115,069
Current tax expense (note 10)	–	145,000
Earnings (loss) from continuing operations	(5,367,694)	6,970,069
Loss from discontinued operations (note 12)	(6,669,794)	(2,676,964)
Net earnings (loss)	(12,037,488)	4,293,105
Deficit, beginning of year	(18,942,658)	(22,837,629)
Change in accounting for stock-based compensation	–	(398,134)
Deficit, end of year	$ (30,980,146)	$ (18,942,658)
Earnings (loss) per common share from continuing operations:		
Basic	$ (0.13)	$ 0.22
Diluted	$ (0.13)	$ 0.21
Net earnings (loss) per common share:		
Basic	$ (0.29)	$ 0.13
Diluted	$ (0.29)	$ 0.13
Weighted average shares outstanding:		
Basic	41,510,451	31,934,070
Diluted	41,715,321	33,917,087

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2005 and 2004

	2005	2004
Cash flows from (used in) operating activities:		
Earnings (loss) from continuing operations	$ (5,367,694)	$ 6,970,069
Items not involving cash:		
Amortization	3,157,312	1,464,368
Stock-based compensation	909,366	647,050
Unrealized foreign exchange gain	(142,459)	-
Redemption premium on preferred shares	-	167,524
Foreign exchange loss on preferred shares	-	44,092
Cash from (used in) continuing operations	(1,443,475)	9,293,103
Change in non-cash operating working capital:		
Accounts receivable	(2,310,491)	(9,425,521)
Inventories	5,002,675	1,028,111
Prepaid expenses and deposits	(32,448)	(207,326)
Accounts payable and accrued liabilities	641,692	4,079,322
Redemption premium on preferred shares	-	(652,750)
	1,857,953	4,114,939
Cash used in discontinued operations (note 12)	(4,266,504)	(2,243,918)
	(2,408,551)	1,871,021
Cash flows from (used in) financing activities:		
Bank indebtedness	-	(2,557,939)
Senior long-term debt	-	(761,672)
Other long-term debt	(407,624)	-
Capital leases	(1,757,585)	(1,016,112)
Preferred share redemption	-	(1,994,520)
Issue of share capital, net of share issue costs	22,318,459	17,650,748
	20,153,250	11,320,505
Cash flows from (used in) investing activities:		
Purchase of property and equipment	(2,677,071)	(2,355,642)
Repayment of note payable and transaction costs (note 2)	(12,754,510)	-
Cash from (used in) discontinued operations (note 12)	28,796	(582,444)
	(15,402,785)	(2,938,086)
Increase in cash position	2,341,914	10,253,440
Cash, beginning of year	10,253,440	-
Cash, end of year	$ 12,595,354	$ 10,253,440
Supplemental disclosure:		
Interest paid	$ 141,766	$ 184,463
Interest received	$ 266,652	$ 166,017

See accompanying notes to consolidated financial statements.

Years ended December 31, 2005 and 2004

CSI Wireless Inc. (the "Company") is incorporated under the laws of the Province of Alberta. The Company is actively involved in the design, manufacture and marketing of advanced wireless and precision Global Positioning System ("GPS") products and technologies.

1. **Significant accounting policies:**

(a) Principles of consolidation:

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned.

(b) Revenue recognition:

The Company generates revenue from the sale of equipment and from the provision of engineering services.

Revenues from the sale of equipment are recognized upon shipment and when all significant contractual obligations have been satisfied and collection is reasonably assured. Accruals for warranty costs, sales returns and other allowances at the time of shipment are based upon contract terms and anticipated claims.

Revenues from non-recurring engineering services are recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.

(c) Inventories:

Inventories are valued at the lower of cost and market. Cost is determined on an average-cost basis and market is determined at net realizable value for finished goods and work in process and replacement cost for component parts.

(d) Property and equipment:

Property and equipment is recorded at cost. Amortization is provided at the following annual rates:

Assets	Method	Rate
Office and production equipment	declining balance	20% - 30%
Computer equipment and software	declining balance	30%
Licenses and other assets	straight-line	2 - 10 years
Leasehold improvements	straight-line	10 years

Amortization is charged from the date of acquisition of an asset.

(e) Research costs:

Ongoing research costs, net of related government incentives and grants, are charged to earnings in the current period. No government incentives or grants were received in the year.

(f) Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated, as of the date of the business combination, to the Company's reporting units that are expected to benefit from the business combination.

1. Significant accounting policies (continued):

(f) Goodwill (continued):

Goodwill is not amortized, but is tested for impairment annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of a reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess. As a result of the current year's assessment no impairment loss has been recognized on the goodwill recorded in continuing operations.

(g) Intangible assets:

In conjunction with the acquisition of the Outback Business (note 2), the Company acquired intangible assets of $5,216,796, all of which are subject to amortization. The aggregate carrying amount is comprised of a number of identified intangible assets including trade-names, customer lists, customer and dealer relationships, technology and a non-competition agreement. The carrying value of these assets will be assessed whenever an event or changes in circumstances indicate that their carrying amount may not be recoverable.

Amortization is provided at the following annual rates:

Assets	Method	Rate
Trademarks and brands	straight-line	20 years
Marketing and distribution assets	straight-line	5 years
Technology	straight-line	5 years

(h) Per share amounts:

The calculation of basic earnings (loss) per common share is based on the weighted average number of common shares outstanding. The diluted earnings per share calculation uses the treasury stock method.

(i) Foreign currency translation:

Foreign currency balances of the Company's foreign subsidiaries, which are considered to be integrated, are translated on the following basis:

- monetary assets and liabilities are translated at the rates of exchange prevailing at the balance sheet dates.
- non-monetary assets, liabilities and related depreciation expense are translated at historical rates.
- sales and expenses are translated at the average rate of exchange during the month in which they are recognized.

Any resulting foreign exchange gains and losses are included in earnings.

(j) Stock-based compensation plans:

The Company has two stock-option plans, which are described in note 8(c). The Company applies the fair value method to all stock-based payments and awards. Under the fair value method, the Company calculates the fair value of stock option grants or direct awards of stock and records that fair value as compensation expense over the vesting period of those grants and awards, and an equal amount is recorded in contributed surplus. Upon exercise of stock options, the amount of compensation expense previously recorded in contributed surplus is moved to share capital.

(k) Income taxes:

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and future income tax liabilities are recorded based on temporary differences – the difference between the carrying amount of an asset and liability in the consolidated balance sheet and its tax basis. Future income tax assets and future income tax liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to settle. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment.

To the extent that future income tax assets are not considered more likely than not to be realized, a valuation allowance is provided.

(l) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(m) Comparative figures:

Certain comparative information for 2004 has been restated to conform with the current year's presentation, including disclosures relating to discontinued operations (note 12).

2. Business acquisition:

On April 8, 2005, the Company, through its wholly-owned subsidiary Hemisphere GPS LLC (previously named Satloc LLC), completed the acquisition of certain sales, marketing and distribution assets relating to the Outback® line of products (the "Outback Business") from RHS, Inc. ("RHS"). The acquisition has been accounted for using the purchase method and the allocation of the purchase price based on fair values was as follows:

Current assets	$ 9,728,864
Property and equipment	1,962,990
Intangible assets	5,216,796
Goodwill	18,003,957
Current liabilities	(7,134,735)
Long-term debt	(1,333,889)
	$ 26,443,983

2. Business acquisition (continued):

Consideration paid consisted of:

Note payable	$ 11,909,061
Common shares issued	13,689,473
Transaction costs	845,449
	$ 26,443,983

The note payable was settled on April 20, 2005 subsequent to the closing of the Company's private placement of common shares (note 8(b)).

The 4,400,000 common shares issued are held in escrow with 1,000,000 to be released on each the first and second anniversary of the closing date and 1,950,000 to be released on the third anniversary of the closing date. The remaining 450,000 shares are subject to holdback against certain claims that may arise for which the Company has been indemnified, and will remain in escrow until the earlier of the settlement of the associated claims or ten years after closing of the acquisition.

Under Performance Warrants issued to RHS, an additional 2,100,000 common shares may be issued to RHS. The Performance Warrants entitle the holder to acquire, for no additional consideration, 2,100,000 common shares of the Company if the Outback Business achieves defined growth and profitability targets in fiscal 2005, 2006 and 2007. If the common shares attributable to these Performance Warrants become issuable, they will be accounted for as additional goodwill on the acquisition. No amounts have been recorded in these financial statements related to the Performance Warrants as the required growth and profitability targets for 2005 were not met. The growth and profitability targets are stated on an annual and cumulative basis such that all of the common shares remain issuable if the cumulative targets are met, despite a shortfall relative to the annual targets in any year.

3. Property and equipment:

December 31, 2005	Cost	Accumulated depreciation	Net book value
Office and production equipment	$ 10,136,238	$ 4,204,878	$ 5,931,360
Computer equipment and software	5,189,211	2,185,717	3,003,494
Licenses and other assets	2,834,959	1,671,861	1,163,098
Leasehold improvements	474,878	145,347	329,531
	$ 18,635,286	$ 8,207,803	$ 10,427,483

December 31, 2004	Cost	Accumulated depreciation	Net book value
Office and production equipment	$ 7,908,230	$ 2,933,041	$ 4,975,189
Computer equipment and software	2,526,745	1,540,683	986,062
Licenses and other assets	2,011,691	1,023,478	988,213
Leasehold improvements	261,049	73,825	187,224
	$ 12,707,715	$ 5,571,027	$ 7,136,688

Included in property and equipment is equipment under capital lease with a cost of $3,262,000 (2004 – $3,453,000), accumulated amortization of $1,111,000 (2004 – $1,008,000) and a net book value of $2,151,000 (2004 – $2,445,000). Letters of credit totaling $1,860,000 have been issued as security for certain of these assets which reside in China with the Company's external manufacturing partner.

4. Intangible assets:

December 31, 2005	Cost	Accumulated depreciation	Net book value
Trademarks and brands	$ 2,387,970	$ 85,223	$ 2,302,747
Marketing and distribution assets	2,253,264	321,676	1,931,588
Technology	575,562	82,164	493,398
	$ 5,216,796	$ 489,063	$ 4,727,733

5. Long-term debt:

	2005	2004
Term debt, with a principal of US $672,275, repayable in monthly installments of US $37,465 with interest calculated at 6.75%, maturing August 2007 and secured by specific computer equipment and software	$ 783,806	$ –
Less: current portion	483,134	–
	$ 300,672	$ –

6. Preferred shares:

(a) Authorized:

Unlimited number of first preferred shares

Unlimited number of second preferred shares

(b) Issued:

The terms of the preferred shares allowed the holder of the shares to demand redemption in the form of either shares or cash at any time after April 1, 2004. On January 1, 2004, 150,000 preferred shares were issued representing the final performance-related issuance of preferred shares in accordance with a related business acquisition agreement.

On September 1, 2004, the preferred shareholder exercised its redemption right under the terms of the preferred shares. As a result, the Company redeemed 1,511,000 preferred shares for $2,647,270. This amount included $652,750 of redemption premium and $1,994,520 of principal. As a result, there are no outstanding preferred shares at December 31, 2005 and 2004.

7. Capital lease obligations:

Estimated lease payments are as follows:

	2005	2004
2005	$ –	$ 1,214,534
2006	784,310	376,295
2007	308,016	103,005
2008	120,925	–
Total future minimum capital lease payments	1,213,251	1,693,834
Less: interest portion	63,353	69,150
Net minimum lease payments	1,149,898	1,624,684
Less: current portion	741,487	1,162,147
	$ 408,411	$ 462,537

8. Share capital:

(a) Authorized:

Unlimited number of common shares

(b) Issued:

	Number of shares	Amount
Balance, December 31, 2003	26,916,691	$ 49,551,086
Issued on exercise of stock options	288,434	563,897
Issued on private placement	5,000,000	16,250,000
Exercise of share purchase warrants (note 8(e))	744,943	1,473,955
Exercise of agents options and warrants (note 8(f))	491,084	873,686
Share issue costs	–	(1,510,790)
Transfer from contributed surplus on exercise of stock options	–	71,866
Balance, December 31, 2004	33,441,152	$ 67,273,700
Issued on exercise of stock options	1,070,579	2,385,601
Issued on private placement	4,000,000	15,000,000
Exercise of share purchase warrants (note8(e))	2,641,000	5,282,000
Exercise of agents warrants (note 8(f))	53,718	107,436
Exercise of bankers warrants (note 8(g))	250,000	625,000
Issued on business acquisition (note 2)	4,400,000	13,689,473
Share issue costs	–	(1,081,578)
Transfer from contributed surplus on exercise of stock options	–	181,751
Balance, December 31, 2005	45,856,449	$ 103,463,383

(c) Stock options:

(i) Share option plan:

The Company has a share option plan, whereby options to purchase common shares may be issued to directors, officers, employees, key consultants and agents of the Company subject to certain terms and conditions. Stock options granted vest over a period of two to four years and expire at various dates through 2010.

(ii) Wireless Link acquisition share option plan:

In connection with the Company's acquisition of Wireless Link Corporation in 2000, the Company adopted the Wireless Link Acquisition Share Option Plan and reserved options to purchase common shares of the Company for certain directors, officers, and employees of Wireless Link. The terms of the plan are substantially similar to those set forth in the Share Option Plan noted above. This plan, and all stock options outstanding under this plan, expired in 2005.

At December 31, 2005, the following stock options are outstanding out of a total of 5,600,000 reserved for issuance:

	2005	2004
Share Option Plan	3,176,165	3,557,903
Wireless Link Plan	–	225,593
	3,176,165	3,783,496

Changes in the number of options, with their weighted average exercised prices for both plans combined, are summarized below:

	December 31, 2005		December 31, 2004	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Stock options outstanding, beginning of year	3,783,496	$ 2.22	2,785,209	$ 1.98
Granted	670,500	3.01	1,503,031	2.60
Exercised	(1,070,579)	2.23	(288,434)	1.95
Cancelled/expired	(207,252)	2.67	(216,310)	2.25
Stock options outstanding, end of year	3,176,165	$ 2.35	3,783,496	$ 2.22
Exercisable at year end	1,943,998	$ 2.14	2,230,759	$ 2.11

	Options outstanding			Options exercisable	
Range of exercise prices outstanding	Number outstanding at December 31, 2005	Weighted average remaining contractual life (months)	Weighted average exercise price	Number exercisable at December 31, 2005	Weighted average exercise price
$ 1.14 – 2.00	1,421,537	32	$ 1.64	1,088,645	$ 1.63
2.01 – 3.00	1,264,128	38	2.67	730,127	2.66
3.01 – 4.00	490,500	51	3.58	125,226	3.55
$ 1.14 – 4.00	3,176,165	37	$ 2.35	1,943,998	$ 2.14

8. Share capital (continued):

(d) The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: zero dividend yield; weighted average volatility of 57%; risk-free rate of 5%; and expected lives of 2.5 years. The weighted average fair value of options granted during the year was $1.03 (2004 - $1.06) per option. For the year ended December 31, 2005, the Company has recorded $1,005,237 (2004 - $694,677) as compensation expense, including the amount that is attributable to, and included in, the loss from discontinued operations.

(e) Share purchase warrants:

(i) On March 3, 2004, the Company completed a fully subscribed underwritten private placement of 5,000,000 special warrants, which included 1,000,000 special warrants pursuant to the exercise of the underwriters' option. The special warrants were purchased at a price of $3.25 per special warrant, for gross proceeds of $16,250,000. Each special warrant entitled the holder to acquire one common share for no additional consideration. Final receipt of the short form prospectus was received on March 29, 2004, and the special warrants were converted into common shares on April 8, 2004.

(ii) Pursuant to a private placement completed in August 2003, the Company issued 3,305,750 common share purchase warrants that entitled the holders to acquire 3,305,750 common shares at a price of $2.00 per share, expiring August 8, 2005. The 2,641,000 warrants outstanding at December 31, 2004 were exercised in 2005.

(f) Agents options:

Pursuant to a private placement completed during August 2003, 214,873 agents options were issued which entitled the agent to acquire one common share and one warrant at an exercise price of $1.60 per unit. All options were exercised before expiring on August 8, 2004. For each agents option exercised, a warrant was issued to acquire a common share at an exercise price of $2.00 per warrant until August 8, 2005. At December 31, 2004, 53,719 warrants were outstanding. During 2005, all of these warrants were exercised.

(g) Bankers warrants:

At December 31, 2004, there were 250,000 bankers warrants outstanding that entitled the Company's former bank to purchase 250,000 common shares of the Company at an exercise price of $2.50 per common share. These bankers warrants were exercised during 2005.

9. Contributed surplus:

Opening contributed surplus, December 31, 2003	$	156,049
Retroactive adoption of fair value method		398,134
		554,183
Stock-based compensation expense		694,677
Stock options exercised		(71,866)
Balance, December 31, 2004		1,176,994
Stock-based compensation expense		1,005,237
Stock options issued on acquisition		36,184
Stock options exercised		(181,751)
Balance, December 31, 2005	$	2,036,664

10. Income taxes:

Income tax expense varies from the amount that would be computed by applying the combined Federal and Provincial income tax rate of 33.62% (2004 – 33.87%) to earnings before income tax as follows:

	2005	2004
Expected income tax (recovery)	$ (1,805,000)	$ 2,410,000
Increase (decrease) resulting from:		
Unrecognized future tax assets	3,850,000	(3,097,000)
Permanent differences	309,000	607,000
Impact of future enacted tax rates and exchange rate	240,000	482,000
Impact of foreign jurisdiction tax rates	(655,000)	505,000
Alternative minimum tax expense	–	145,000
Tax recovery on loss from discontinued operations	(1,939,000)	(907,000)
Income tax expense	$ –	145,000

The components of the Company's net future income tax assets, no portion of which has been recorded in these financial statements, are as follows:

	Asset (Liability)		
December 31, 2005	Canada	United States	Total
Net operating losses	$ 808,000	$ 9,529,000	$ 10,337,000
Research and development tax pools	761,000	–	761,000
Property and equipment	(141,000)	(539,000)	(680,000)
Share issue costs	677,000	–	677,000
Inventory	–	46,000	46,000
Goodwill	–	(199,000)	(199,000)
Reserves	122,000	–	122,000
Restructuring costs	–	42,000	42,000
Unrealized foreign exchange loss	–	209,000	209,000
	$ 2,227,000	$ 9,088,000	$ 11,315,000

	Asset (Liability)		
December 31, 2004	Canada	United States	Total
Net operating losses	$ 1,091,000	$ 5,714,000	$ 6,805,000
Research and development tax pools	598,000	–	598,000
Property and equipment	(218,000)	(6,000)	(224,000)
Share issue costs	631,000	–	631,000
Inventory	–	(27,000)	(27,000)
Goodwill	–	(318,000)	(318,000)
	$ 2,102,000	$ 5,363,000	$ 7,465,000

10. Income taxes (continued):

The net operating loss carry-forwards reflected above expire as follows:

	Net operating losses
United States:	
2018	$ 991,000
2019	3,961,000
2020 and beyond	18,871,000
	$ 23,823,000
Canada:	
2010	$ 500,000
2014	1,233,000
2015	669,000
	$ 2,402,000

The Company has unrecognized tax credits totaling $2,100,000 in Canada, and $2,044,000 in the United States relating to its research and development activities.

11. Segmented information:

(a) Operating segments:

The Company determines the information to report about operating segments based upon the structure in which management has organized the operating segments within the Company for making operating decisions and assessing financial performance.

The Company's chief operating decision maker is the Company's President and CEO. The President and CEO reviews financial information presented by its two operating segments - the Hemisphere GPS Business Unit and the Wireless Business Unit. The operating segments are defined by the primary technologies incorporated in their product lines.

Years ended December 31:

	Hemisphere GPS Unit		Wireless Unit		Corporate		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
Sales	$ 32,677,000	$ 32,003,000	$ 42,410,000	$ 42,496,000	$ -	$ -	$ 75,087,000	$ 74,499,000
Interest (income) expense	-	-	-	-	(144,000)	37,000	(144,000)	37,000
Amortization	1,854,000	821,000	1,303,000	643,000	-	-	3,157,000	1,464,000
Earnings (loss) from continuing operations	(1,243,000)	8,050,000	(498,000)	2,364,000	(3,627,000)	(3,444,000)	(5,368,000)	6,970,000
Net earnings (loss)	(1,243,000)	8,050,000	(7,167,000)	(313,000)	(3,627,000)	(3,444,000)	(12,037,000)	4,293,000
Property and equipment	4,702,000	3,544,000	5,725,000	3,593,000	-	-	10,427,000	7,137,000
Intangible assets and goodwill	27,123,000	4,391,000	13,527,000	13,527,000	-	-	40,650,000	17,918,000
Total assets	55,458,000	29,595,000	34,731,000	33,212,000	-	-	90,189,000	62,807,000
Capital expenditures	1,311,000	736,000	1,366,000	1,620,000	-	-	2,677,000	2,356,000

(b) Assets and sales by geographic segment:

	Assets		Sales	
	2005	2004	2005	2004
United States	$ 72,988,000	$ 38,466,000	$ 52,559,000	$ 67,038,000
Canada	17,201,000	24,341,000	9,671,000	1,417,000
Europe	–	–	4,175,000	1,426,000
Other	–	–	8,682,000	4,618,000

Sales are attributed to geographic segments based on the location of the customer.

(c) Major customers:

Of the Company's sales for the year ended December 31, 2005, 50% (2004 – 56%) was to one customer. During the year, the Wireless Business Unit had sales to one customer in the United States totaling $37,850,000 (2004 – $41,827,000).

12. Discontinued operations:

In the fourth quarter of 2005, the Company commenced activities to restructure and dispose of its Telematics product line, which was a component of the Wireless Business Unit. The Company has commenced discussions with certain potential buyers and is targeting the disposal of the product line in 2006. In connection with the decision to proceed with the disposal of this product line, restructuring costs totaling $1,611,000 have been recorded to reflect incremental reserves for inventory, accounts receivable, property and equipment and severance costs that are determined to be necessary as a result of this decision. In addition, an impairment of goodwill attributed to the discontinued operations has been recorded totaling $900,000.

The results of the discontinued operations are as follows:

Years ended December 31:

	2005	2004
Sales	$ 4,115,619	$ 7,057,751
Cost of sales	4,196,588	5,527,978
	(80,969)	1,529,773
Expenses:		
Research and development	2,572,435	2,051,412
Selling	1,889,983	1,492,004
General and administrative	1,022,726	594,336
Stock-based compensation	95,871	47,627
Amortization	107,810	21,358
Goodwill impairment	900,000	–
	6,588,825	4,206,737
Loss from discontinued operations	$ (6,669,794)	$ (2,676,964)

12. Discontinued operations (continued):

Assets and liabilities presented in the consolidated balance sheet are recorded at fair value and include the following assets and liabilities of discontinued operations:

	2005	2004
Current assets	$ 982,068	$ 2,303,808
Property and equipment	463,981	600,587
Goodwill	–	900,000
Current liabilities	(684,409)	(706,540)
	$ 761,640	$ 3,097,855

The cash flow from discontinued operations are as follows:

Years ended December 31:

	2005	2004
Cash flows from (used in) operating activities:		
Net loss from discontinued operations	$ (6,669,794)	$ (2,676,964)
Items not involving cash:		
Amortization	107,810	21,358
Goodwill impairment	900,000	–
Stock based compensation	95,871	47,627
	(5,566,113)	(2,607,979)
Change in non-cash operating working capital:		
Accounts receivable	1,092,940	813,506
Inventories	228,800	(3,449)
Accounts payable	(22,131)	(445,996)
	(4,266,504)	(2,243,918)
Cash flows from (used in) investing activities:		
Property and equipment	28,796	(582,444)
	$ (4,237,708)	$ (2,826,362)

13. Financial instruments:

The carrying values of cash, accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these instruments. All long-term debt and capital lease obligations with variable interest rates are assumed to be at fair value and therefore are not revalued.

The nature of these instruments and the Company's operations expose the Company to the following risks:

(a) Credit risk:

Credit risk reflects the risk the Company may be unable to recover accounts receivable. The Company employs established credit approval and monitoring practices to mitigate this risk.

(b) Interest risk:

The Company is exposed to interest rate risk to the extent that it may draw on its operating line of credit or other forms of debt which calculate interest as a function of current lending rates.

(c) Foreign exchange risk:

The Company is exposed to foreign exchange risk in that the majority of its revenues and a significant portion of its expenses are denominated in US dollars. In addition, the Company is exposed to foreign exchange risk relating to components of working capital that are denominated in US dollars.

14. Commitments:

The Company is committed to annual minimum operating lease payments, excluding tenant-operating costs, of:

2006	$ 1,272,000
2007	1,162,000
2008	845,000
2009	786,000
2010	651,000
Thereafter	386,000

15. Related party transactions:

In connection with the acquisition of the Outback Business, the Company has ongoing transactions with the vendor, RHS, which is a company wholly-owned by a director and member of the Company's senior management team.

(a) Included in sales for the year ended December 31, 2005 is $571,000 for sales of Outback products to RHS.

(b) At the time of the acquisition, the Company entered into a services agreement with RHS whereby certain of the Company's employees spend a defined percentage of their time providing management and administrative services to RHS and a few RHS employees perform some administrative duties for the Company. Included in expenses is an expense recovery of $475,000 for amounts charged to RHS under this agreement and $39,000 of expense related to services provided to the Company by RHS.

(c) The Company has entered into a lease agreement for the use of an office building, furniture and equipment owned by RHS in Hiawatha, Kansas. For the year ended December 31, 2005, $80,000 in lease payments are included in expenses.

(d) At the time of the acquisition of the Outback Business, the Company entered into a charter services agreement for the charter use of an airplane owned by RHS, and managed by a third party. During 2005, charter fees of $261,000 were paid to the third-party management company for use of the airplane.

(e) Accounts receivable at December 31, 2005 includes $708,000 in amounts due from RHS for product sales and administrative services fees.

All transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

16. Contingencies:

(a) Legal matters:

The Company is subject to the following claims and lawsuits, the outcome of which are not determinable:

(i) The Company is the defendant in a lawsuit in which the plaintiff claims that certain of the Company's GPS products infringe a patent held by them. The Company does not believe that its products infringe upon the referenced patent and will vigorously defend its position.

(ii) The Company has been served a demand for arbitration relating to a supply agreement entered into with a customer. The demand for arbitration alleges breach of contract giving rise to damages. The Company believes that it did not breach the supply agreement. The parties have agreed to hold non-binding mediation discussions with the objective of resolving the dispute prior to entering into formal binding arbitration.

In addition, the Company is subject to claims and contingencies related to lawsuits and other matters arising in the normal course of operations. Management believes the ultimate liability, if any, arising from such claims or contingencies, is not likely to have a material adverse effect on the Company's results of operations or financial condition.

16. Contingencies (continued):

(b) Guarantee:

The Company has entered a guarantee agreement ("Guarantee") with a company that supplies components to a contract manufacturing company ("CM") engaged to manufacture products for the Company. Under this agreement, the Company guarantees, to a maximum of US$4 million, amounts owing by the CM to the components supplier. The Company would be required to settle the obligations of the CM to the components supplier in the event that the CM does not make payment for amounts owing to the components supplier and following reasonable best efforts by the components supplier to collect or enforce payment from CM pursuant to the terms of the relevant purchase orders. In connection with this Guarantee, the Company has entered into an indemnification agreement with the CM whereby the CM has indemnified the Company for any losses or costs that are incurred under the Guarantee. The Guarantee will remain in force with respect to all component supplies until the Company notifies the components supplier that no further purchases of the component are to be made by the CM, after which time the Guarantee will not apply to any further purchases.

17. Subsequent event:

On January 19, 2006, the Company announced that it had completed the acquisition of the business assets of Del Norte Technology, Inc. for US$940,000.

CORPORATE INFORMATION

• Directors

Related

Stephen Verhoeff
President & CEO

Richard Heiniger
President, Hemisphere GPS

Unrelated

Michael Lang[(1)(2)(3)]
Chairman
StoneBridge Merchant Capital Corp.

Paul Camwell[(4)]
Vice President & CTO
Extreme Engineering Ltd.

Brian Hamilton[(2)(4)]
Executive & Financial Consultant

Howard Yenke[(3)]
Retired Executive

Paul Cataford[(2)]
President & CEO
University Technologies International Inc.

(1) CSI Wireless Board Chairman
(2) Audit Committee
(3) Compensation Committee
(4) Corporate Governance Committee

• Senior Officers

Cameron Olson
Chief Financial Officer & VP Finance

Theresa Lea
Sr. VP People & Communications

Dean Ryerson
Chief Operating Officer, Hemisphere GPS

Phil Gabriel
VP Precision Products, Hemisphere GPS

Ronald Spinek
VP Air Sales, Hemisphere GPS

William Burdick
VP Ground Sales, Hemisphere GPS

Colin Maclellan
Sr. VP & General Manager, Wireless

Ken Olson
VP Finance, Wireless

Lisa Smith
VP Supply Chain, Wireless

Michael Cummiskey
VP Business Development, Fixed Wireless & Radio Products

Terry Sydoryk
VP Marketing & Product Management

• Shareholder & Media Inquiries

Corbet Pala
E-Vestor Communications Inc.
Toll free: 1·877·657·5276
Tel: 416·657·2400
Fax: 416·657·2300
e-mail: cpala@evestor.com

• Stock Listing

Toronto Stock Exchange
Ticker Symbol: CSY

• Legal Counsel

Burnet, Duckworth & Palmer LLP
Calgary, Alberta

• Bankers

ATB Financial, Main Branch
Calgary, Alberta

• Auditors

KPMG LLP
Calgary, Alberta

• Registrar and Transfer Agent

Computershare Trust Company of Canada
Calgary, Alberta

CSI Wireless Inc.
[illegible]0 – 9th Street SE · Calgary · Alberta · T2G 3C4
Telephone: 403·259·3311 · Fax: 403·259·8866

Hemisphere GPS LLC

Euless
[illegible]00 Pamela Drive · Euless · Texas · 76040
Telephone: 817·267·3541 · Fax: 817·354·5762

Hiawatha
[illegible]005 West Oregon Street · Hiawatha · Kansas · 66434
Telephone: 785·742·2949 · Fax: 785·742·7174

Scottsdale
[illegible]60 E. Redfield Road, Suite B · Scottsdale · Arizona · 85260
Telephone: 480·348·9919 · Fax: 480·348·6370

CSI Wireless LLC
[illegible]01 Murphy Ranch Road · Building 3 Suite 110 · Milpitas · California · 95035
Telephone: 408·434·0685 · Fax: 408·433·9647


csi wireless

www.csi-wireless.com




File No.
82-34943

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management of CSI Wireless Inc. is responsible for the preparation and the presentation of the consolidated financial statements and related information published in this annual report. These statements were prepared in accordance with generally accepted accounting principles in Canada.

The preparation of the financial information necessarily requires the use of some estimates and judgements, such as selection and application of accounting principles appropriate to the circumstances and with due consideration to materiality. Where appropriate, management seeks and receives guidance in these matters from external legal, accounting and other advisors.

To ensure the reliability of the financial statements, management relies on the Company's system of internal controls. The accounting procedures and related systems of internal control are designed to provide reasonable assurance that its assets are safeguarded and its financial records are reliable.

Management continuously monitors and adjusts the Company's internal controls and management information systems to accommodate a changing environment while ensuring financial integrity.

Management also recognizes its responsibility for ensuring that the Company, at all times, conducts its affairs in an ethical manner, conforming to all applicable laws and regulations, and in accordance with the highest standards of personal and corporate conduct.

Cameron Olson
Chief Financial Officer
March 1, 2006

Stephen Verhoeff
President & Chief Executive Officer
March 1, 2006

AUDITOR'S REPORT TO SHAREHOLDERS

We have audited the consolidated balance sheets of CSI Wireless Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Calgary, Canada
March 1, 2006

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and 2004

	2005	2004
Assets		
Current assets:		
Cash	$ 12,595,354	$ 10,253,440
Accounts receivable	13,258,696	16,642,043
Inventories	11,078,494	6,422,555
Prepaid expenses and deposits	732,628	629,930
Current assets of discontinued operations (note 12)	982,068	2,303,808
	38,647,240	36,251,776
Property and equipment (note 3)	10,427,483	7,136,688
Intangible assets (note 4)	4,727,733	–
Goodwill	35,922,133	17,918,176
Assets of discontinued operations (note 12)	463,981	1,500,587
	$ 90,188,570	$ 62,807,227
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 13,050,556	$ 10,967,967
Current portion of long-term debt (note 5)	483,134	-
Current portion of capital leases (note 7)	741,487	1,162,147
Current liabilities of discontinued operations (note 12)	684,409	706,540
	14,959,586	12,836,654
Long-term debt (note 5)	300,672	–
Capital lease obligations (note 7)	408,411	462,537
Shareholders' equity:		
Share capital (note 8)	103,463,383	67,273,700
Contributed surplus (note 9)	2,036,664	1,176,994
Deficit	(30,980,146)	(18,942,658)
	74,519,901	49,508,036
Commitments (note 14)		
Contingencies (note 16)		
Subsequent event (note 17)		
	$ 90,188,570	$ 62,807,227

See accompanying notes to consolidated financial statements.

Approved by the Board:

Michael Lang
Chairman & Director

Paul Cataford
Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Years ended December 31, 2005 and 2004

	2005	2004
Sales	$ 75,086,535	$ 74,498,544
Cost of sales	53,282,652	49,812,277
	21,803,883	24,686,267
Expenses:		
Research and development	7,937,803	7,481,473
Selling	6,613,650	3,096,219
Dealer selling commissions	2,000,219	–
General and administrative	5,908,079	3,875,631
Stock-based compensation	909,366	647,050
Amortization	3,157,312	1,464,368
	26,526,429	16,564,741
Earnings (loss) before undernoted items	(4,722,546)	8,121,526
Redemption premium on preferred shares (note 6)	–	167,524
Foreign exchange loss	789,147	802,066
Interest (income) expense	(143,999)	36,867
Earnings (loss) before income tax	(5,367,694)	7,115,069
Current tax expense (note 10)	–	145,000
Earnings (loss) from continuing operations	(5,367,694)	6,970,069
Loss from discontinued operations (note 12)	(6,669,794)	(2,676,964)
Net earnings (loss)	(12,037,488)	4,293,105
Deficit, beginning of year	(18,942,658)	(22,837,629)
Change in accounting for stock-based compensation	–	(398,134)
Deficit, end of year	$ (30,980,146)	$ (18,942,658)
Earnings (loss) per common share from continuing operations:		
Basic	$ (0.13)	$ 0.22
Diluted	$ (0.13)	$ 0.21
Net earnings (loss) per common share:		
Basic	$ (0.29)	$ 0.13
Diluted	$ (0.29)	$ 0.13
Weighted average shares outstanding:		
Basic	41,510,451	31,934,070
Diluted	41,715,321	33,917,087

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2005 and 2004

	2005	2004
Cash flows from (used in) operating activities:		
Earnings (loss) from continuing operations	$ (5,367,694)	$ 6,970,069
Items not involving cash:		
Amortization	3,157,312	1,464,368
Stock-based compensation	909,366	647,050
Unrealized foreign exchange gain	(142,459)	-
Redemption premium on preferred shares	–	167,524
Foreign exchange loss on preferred shares	–	44,092
Cash from (used in) continuing operations	(1,443,475)	9,293,103
Change in non-cash operating working capital:		
Accounts receivable	(2,310,491)	(9,425,521)
Inventories	5,002,675	1,028,111
Prepaid expenses and deposits	(32,448)	(207,326)
Accounts payable and accrued liabilities	641,692	4,079,322
Redemption premium on preferred shares	–	(652,750)
	1,857,953	4,114,939
Cash used in discontinued operations (note 12)	(4,266,504)	(2,243,918)
	(2,408,551)	1,871,021
Cash flows from (used in) financing activities:		
Bank indebtedness	–	(2,557,939)
Senior long-term debt	–	(761,672)
Other long-term debt	(407,624)	-
Capital leases	(1,757,585)	(1,016,112)
Preferred share redemption	–	(1,994,520)
Issue of share capital, net of share issue costs	22,318,459	17,650,748
	20,153,250	11,320,505
Cash flows from (used in) investing activities:		
Purchase of property and equipment	(2,677,071)	(2,355,642)
Repayment of note payable and transaction costs (note 2)	(12,754,510)	–
Cash from (used in) discontinued operations (note 12)	28,796	(582,444)
	(15,402,785)	(2,938,086)
Increase in cash position	2,341,914	10,253,440
Cash, beginning of year	10,253,440	-
Cash, end of year	$ 12,595,354	$ 10,253,440
Supplemental disclosure:		
Interest paid	$ 141,766	$ 184,463
Interest received	$ 266,652	$ 166,017

See accompanying notes to consolidated financial statements.

Years ended December 31, 2005 and 2004

CSI Wireless Inc. (the "Company") is incorporated under the laws of the Province of Alberta. The Company is actively involved in the design, manufacture and marketing of advanced wireless and precision Global Positioning System ("GPS") products and technologies.

1. Significant accounting policies:

(a) Principles of consolidation:

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned.

(b) Revenue recognition:

The Company generates revenue from the sale of equipment and from the provision of engineering services.

Revenues from the sale of equipment are recognized upon shipment and when all significant contractual obligations have been satisfied and collection is reasonably assured. Accruals for warranty costs, sales returns and other allowances at the time of shipment are based upon contract terms and anticipated claims.

Revenues from non-recurring engineering services are recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.

(c) Inventories:

Inventories are valued at the lower of cost and market. Cost is determined on an average-cost basis and market is determined at net realizable value for finished goods and work in process and replacement cost for component parts.

(d) Property and equipment:

Property and equipment is recorded at cost. Amortization is provided at the following annual rates:

Assets	Method	Rate
Office and production equipment	declining balance	20% – 30%
Computer equipment and software	declining balance	30%
Licenses and other assets	straight-line	2 - 10 years
Leasehold improvements	straight-line	10 years

Amortization is charged from the date of acquisition of an asset.

(e) Research costs:

Ongoing research costs, net of related government incentives and grants, are charged to earnings in the current period. No government incentives or grants were received in the year.

(f) Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated, as of the date of the business combination, to the Company's reporting units that are expected to benefit from the business combination.

1. **Significant accounting policies (continued):**

(f) Goodwill (continued):

Goodwill is not amortized, but is tested for impairment annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of a reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess. As a result of the current year's assessment no impairment loss has been recognized on the goodwill recorded in continuing operations.

(g) Intangible assets:

In conjunction with the acquisition of the Outback Business (note 2), the Company acquired intangible assets of $5,216,796, all of which are subject to amortization. The aggregate carrying amount is comprised of a number of identified intangible assets including trade-names, customer lists, customer and dealer relationships, technology and a non-competition agreement. The carrying value of these assets will be assessed whenever an event or changes in circumstances indicate that their carrying amount may not be recoverable.

Amortization is provided at the following annual rates:

Assets	Method	Rate
Trademarks and brands	straight-line	20 years
Marketing and distribution assets	straight-line	5 years
Technology	straight-line	5 years

(h) Per share amounts:

The calculation of basic earnings (loss) per common share is based on the weighted average number of common shares outstanding. The diluted earnings per share calculation uses the treasury stock method.

(i) Foreign currency translation:

Foreign currency balances of the Company's foreign subsidiaries, which are considered to be integrated, are translated on the following basis:

- monetary assets and liabilities are translated at the rates of exchange prevailing at the balance sheet dates.
- non-monetary assets, liabilities and related depreciation expense are translated at historical rates.
- sales and expenses are translated at the average rate of exchange during the month in which they are recognized.

Any resulting foreign exchange gains and losses are included in earnings.

(j) Stock-based compensation plans:

The Company has two stock-option plans, which are described in note 8(c). The Company applies the fair value method to all stock-based payments and awards. Under the fair value method, the Company calculates the fair value of stock option grants or direct awards of stock and records that fair value as compensation expense over the vesting period of those grants and awards, and an equal amount is recorded in contributed surplus. Upon exercise of stock options, the amount of compensation expense previously recorded in contributed surplus is moved to share capital.

(k) Income taxes:

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and future income tax liabilities are recorded based on temporary differences – the difference between the carrying amount of an asset and liability in the consolidated balance sheet and its tax basis. Future income tax assets and future income tax liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to settle. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment.

To the extent that future income tax assets are not considered more likely than not to be realized, a valuation allowance is provided.

(l) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(m) Comparative figures:

Certain comparative information for 2004 has been restated to conform with the current year's presentation, including disclosures relating to discontinued operations (note 12).

2. Business acquisition:

On April 8, 2005, the Company, through its wholly-owned subsidiary Hemisphere GPS LLC (previously named Satloc LLC), completed the acquisition of certain sales, marketing and distribution assets relating to the Outback® line of products (the "Outback Business") from RHS, Inc. ("RHS"). The acquisition has been accounted for using the purchase method and the allocation of the purchase price based on fair values was as follows:

Current assets	$ 9,728,864
Property and equipment	1,962,990
Intangible assets	5,216,796
Goodwill	18,003,957
Current liabilities	(7,134,735)
Long-term debt	(1,333,889)
	$ 26,443,983

2. Business acquisition (continued):

Consideration paid consisted of:

Note payable	$ 11,909,061
Common shares issued	13,689,473
Transaction costs	845,449
	$ 26,443,983

The note payable was settled on April 20, 2005 subsequent to the closing of the Company's private placement of common shares (note 8(b)).

The 4,400,000 common shares issued are held in escrow with 1,000,000 to be released on each the first and second anniversary of the closing date and 1,950,000 to be released on the third anniversary of the closing date. The remaining 450,000 shares are subject to holdback against certain claims that may arise for which the Company has been indemnified, and will remain in escrow until the earlier of the settlement of the associated claims or ten years after closing of the acquisition.

Under Performance Warrants issued to RHS, an additional 2,100,000 common shares may be issued to RHS. The Performance Warrants entitle the holder to acquire, for no additional consideration, 2,100,000 common shares of the Company if the Outback Business achieves defined growth and profitability targets in fiscal 2005, 2006 and 2007. If the common shares attributable to these Performance Warrants become issuable, they will be accounted for as additional goodwill on the acquisition. No amounts have been recorded in these financial statements related to the Performance Warrants as the required growth and profitability targets for 2005 were not met. The growth and profitability targets are stated on an annual and cumulative basis such that all of the common shares remain issuable if the cumulative targets are met, despite a shortfall relative to the annual targets in any year.

3. Property and equipment:

December 31, 2005	Cost	Accumulated depreciation	Net book value
Office and production equipment	$ 10,136,238	$ 4,204,878	$ 5,931,360
Computer equipment and software	5,189,211	2,185,717	3,003,494
Licenses and other assets	2,834,959	1,671,861	1,163,098
Leasehold improvements	474,878	145,347	329,531
	$ 18,635,286	$ 8,207,803	$ 10,427,483

December 31, 2004	Cost	Accumulated depreciation	Net book value
Office and production equipment	$ 7,908,230	$ 2,933,041	$ 4,975,189
Computer equipment and software	2,526,745	1,540,683	986,062
Licenses and other assets	2,011,691	1,023,478	988,213
Leasehold improvements	261,049	73,825	187,224
	$ 12,707,715	$ 5,571,027	$ 7,136,688

Included in property and equipment is equipment under capital lease with a cost of $3,262,000 (2004 – $3,453,000), accumulated amortization of $1,111,000 (2004 – $1,008,000) and a net book value of $2,151,000 (2004 – $2,445,000). Letters of credit totaling $1,860,000 have been issued as security for certain of these assets which reside in China with the Company's external manufacturing partner.

4. Intangible assets:

December 31, 2005	Cost	Accumulated depreciation	Net book value
Trademarks and brands	$ 2,387,970	$ 85,223	$ 2,302,747
Marketing and distribution assets	2,253,264	321,676	1,931,588
Technology	575,562	82,164	493,398
	$ 5,216,796	$ 489,063	$ 4,727,733

5. Long-term debt:

	2005	2004
Term debt, with a principal of US $672,275, repayable in monthly installments of US $37,465 with interest calculated at 6.75%, maturing August 2007 and secured by specific computer equipment and software	$ 783,806	$ –
Less: current portion	483,134	–
	$ 300,672	$ –

6. Preferred shares:

(a) Authorized:

Unlimited number of first preferred shares

Unlimited number of second preferred shares

(b) Issued:

The terms of the preferred shares allowed the holder of the shares to demand redemption in the form of either shares or cash at any time after April 1, 2004. On January 1, 2004, 150,000 preferred shares were issued representing the final performance-related issuance of preferred shares in accordance with a related business acquisition agreement.

On September 1, 2004, the preferred shareholder exercised its redemption right under the terms of the preferred shares. As a result, the Company redeemed 1,511,000 preferred shares for $2,647,270. This amount included $652,750 of redemption premium and $1,994,520 of principal. As a result, there are no outstanding preferred shares at December 31, 2005 and 2004.

7. Capital lease obligations:

Estimated lease payments are as follows:

	2005	2004
2005	$ –	$ 1,214,534
2006	784,310	376,295
2007	308,016	103,005
2008	120,925	–
Total future minimum capital lease payments	1,213,251	1,693,834
Less: interest portion	63,353	69,150
Net minimum lease payments	1,149,898	1,624,684
Less: current portion	741,487	1,162,147
	$ 408,411	$ 462,537

8. Share capital:

(a) Authorized:

Unlimited number of common shares

(b) Issued:

	Number of shares	Amount
Balance, December 31, 2003	26,916,691	$ 49,551,086
Issued on exercise of stock options	288,434	563,897
Issued on private placement	5,000,000	16,250,000
Exercise of share purchase warrants (note 8(e))	744,943	1,473,955
Exercise of agents options and warrants (note 8(f))	491,084	873,686
Share issue costs	–	(1,510,790)
Transfer from contributed surplus on exercise of stock options	–	71,866
Balance, December 31, 2004	33,441,152	$ 67,273,700
Issued on exercise of stock options	1,070,579	2,385,601
Issued on private placement	4,000,000	15,000,000
Exercise of share purchase warrants (note8(e))	2,641,000	5,282,000
Exercise of agents warrants (note 8(f))	53,718	107,436
Exercise of bankers warrants (note 8(g))	250,000	625,000
Issued on business acquisition (note 2)	4,400,000	13,689,473
Share issue costs	–	(1,081,578)
Transfer from contributed surplus on exercise of stock options	–	181,751
Balance, December 31, 2005	45,856,449	$ 103,463,383

(c) Stock options:

(i) Share option plan:

The Company has a share option plan, whereby options to purchase common shares may be issued to directors, officers, employees, key consultants and agents of the Company subject to certain terms and conditions. Stock options granted vest over a period of two to four years and expire at various dates through 2010.

(ii) Wireless Link acquisition share option plan:

In connection with the Company's acquisition of Wireless Link Corporation in 2000, the Company adopted the Wireless Link Acquisition Share Option Plan and reserved options to purchase common shares of the Company for certain directors, officers, and employees of Wireless Link. The terms of the plan are substantially similar to those set forth in the Share Option Plan noted above. This plan, and all stock options outstanding under this plan, expired in 2005.

At December 31, 2005, the following stock options are outstanding out of a total of 5,600,000 reserved for issuance:

	2005	2004
Share Option Plan	3,176,165	3,557,903
Wireless Link Plan	–	225,593
	3,176,165	3,783,496

Changes in the number of options, with their weighted average exercised prices for both plans combined, are summarized below:

	December 31, 2005		December 31, 2004	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Stock options outstanding, beginning of year	3,783,496	$ 2.22	2,785,209	$ 1.98
Granted	670,500	3.01	1,503,031	2.60
Exercised	(1,070,579)	2.23	(288,434)	1.95
Cancelled/expired	(207,252)	2.67	(216,310)	2.25
Stock options outstanding, end of year	3,176,165	$ 2.35	3,783,496	$ 2.22
Exercisable at year end	1,943,998	$ 2.14	2,230,759	$ 2.11

	Options outstanding			Options exercisable	
Range of exercise prices outstanding	Number outstanding at December 31, 2005	Weighted average remaining contractual life (months)	Weighted average exercise price	Number exercisable at December 31, 2005	Weighted average exercise price
$ 1.14 – 2.00	1,421,537	32	$ 1.64	1,088,645	$ 1.63
2.01 – 3.00	1,264,128	38	2.67	730,127	2.66
3.01 – 4.00	490,500	51	3.58	125,226	3.55
$ 1.14 – 4.00	3,176,165	37	$ 2.35	1,943,998	$ 2.14

8. Share capital (continued):

(d) The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: zero dividend yield; weighted average volatility of 57%; risk-free rate of 5%; and expected lives of 2.5 years. The weighted average fair value of options granted during the year was $1.03 (2004 - $1.06) per option. For the year ended December 31, 2005, the Company has recorded $1,005,237 (2004 - $694,677) as compensation expense, including the amount that is attributable to, and included in, the loss from discontinued operations.

(e) Share purchase warrants:

(i) On March 3, 2004, the Company completed a fully subscribed underwritten private placement of 5,000,000 special warrants, which included 1,000,000 special warrants pursuant to the exercise of the underwriters' option. The special warrants were purchased at a price of $3.25 per special warrant, for gross proceeds of $16,250,000. Each special warrant entitled the holder to acquire one common share for no additional consideration. Final receipt of the short form prospectus was received on March 29, 2004, and the special warrants were converted into common shares on April 8, 2004.

(ii) Pursuant to a private placement completed in August 2003, the Company issued 3,305,750 common share purchase warrants that entitled the holders to acquire 3,305,750 common shares at a price of $2.00 per share, expiring August 8, 2005. The 2,641,000 warrants outstanding at December 31, 2004 were exercised in 2005.

(f) Agents options:

Pursuant to a private placement completed during August 2003, 214,873 agents options were issued which entitled the agent to acquire one common share and one warrant at an exercise price of $1.60 per unit. All options were exercised before expiring on August 8, 2004. For each agents option exercised, a warrant was issued to acquire a common share at an exercise price of $2.00 per warrant until August 8, 2005. At December 31, 2004, 53,719 warrants were outstanding. During 2005, all of these warrants were exercised.

(g) Bankers warrants:

At December 31, 2004, there were 250,000 bankers warrants outstanding that entitled the Company's former bank to purchase 250,000 common shares of the Company at an exercise price of $2.50 per common share. These bankers warrants were exercised during 2005.

9. Contributed surplus:

Opening contributed surplus, December 31, 2003	$ 156,049
Retroactive adoption of fair value method	398,134
	554,183
Stock-based compensation expense	694,677
Stock options exercised	(71,866)
Balance, December 31, 2004	1,176,994
Stock-based compensation expense	1,005,237
Stock options issued on acquisition	36,184
Stock options exercised	(181,751)
Balance, December 31, 2005	$ 2,036,664

10. Income taxes:

Income tax expense varies from the amount that would be computed by applying the combined Federal and Provincial income tax rate of 33.62% (2004 – 33.87%) to earnings before income tax as follows:

	2005	2004
Expected income tax (recovery)	$ (1,805,000)	$ 2,410,000
Increase (decrease) resulting from:		
Unrecognized future tax assets	3,850,000	(3,097,000)
Permanent differences	309,000	607,000
Impact of future enacted tax rates and exchange rate	240,000	482,000
Impact of foreign jurisdiction tax rates	(655,000)	505,000
Alternative minimum tax expense	–	145,000
Tax recovery on loss from discontinued operations	(1,939,000)	(907,000)
Income tax expense	$ –	145,000

The components of the Company's net future income tax assets, no portion of which has been recorded in these financial statements, are as follows:

	Asset (Liability)		
December 31, 2005	Canada	United States	Total
Net operating losses	$ 808,000	$ 9,529,000	$ 10,337,000
Research and development tax pools	761,000	–	761,000
Property and equipment	(141,000)	(539,000)	(680,000)
Share issue costs	677,000	–	677,000
Inventory	–	46,000	46,000
Goodwill	–	(199,000)	(199,000)
Reserves	122,000	–	122,000
Restructuring costs	–	42,000	42,000
Unrealized foreign exchange loss	–	209,000	209,000
	$ 2,227,000	$ 9,088,000	$ 11,315,000

	Asset (Liability)		
December 31, 2004	Canada	United States	Total
Net operating losses	$ 1,091,000	$ 5,714,000	$ 6,805,000
Research and development tax pools	598,000	–	598,000
Property and equipment	(218,000)	(6,000)	(224,000)
Share issue costs	631,000	–	631,000
Inventory	–	(27,000)	(27,000)
Goodwill	–	(318,000)	(318,000)
	$ 2,102,000	$ 5,363,000	$ 7,465,000

10. Income taxes (continued):

The net operating loss carry-forwards reflected above expire as follows:

	Net operating losses
United States:	
2018	$ 991,000
2019	3,961,000
2020 and beyond	18,871,000
	$ 23,823,000
Canada:	
2010	$ 500,000
2014	1,233,000
2015	669,000
	$ 2,402,000

The Company has unrecognized tax credits totaling $2,100,000 in Canada, and $2,044,000 in the United States relating to its research and development activities.

11. Segmented information:

(a) Operating segments:

The Company determines the information to report about operating segments based upon the structure in which management has organized the operating segments within the Company for making operating decisions and assessing financial performance.

The Company's chief operating decision maker is the Company's President and CEO. The President and CEO reviews financial information presented by its two operating segments – the Hemisphere GPS Business Unit and the Wireless Business Unit. The operating segments are defined by the primary technologies incorporated in their product lines.

Years ended December 31:

	Hemisphere GPS Unit		Wireless Unit		Corporate		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
Sales	$ 32,677,000	$ 32,003,000	$ 42,410,000	$ 42,496,000	$ –	$ –	$ 75,087,000	$ 74,499,000
Interest (income) expense	–	–	–	–	(144,000)	37,000	(144,000)	37,000
Amortization	1,854,000	821,000	1,303,000	643,000	–	–	3,157,000	1,464,000
Earnings (loss) from continuing operations	(1,243,000)	8,050,000	(498,000)	2,364,000	(3,627,000)	(3,444,000)	(5,368,000)	6,970,000
Net earnings (loss)	(1,243,000)	8,050,000	(7,167,000)	(313,000)	(3,627,000)	(3,444,000)	(12,037,000)	4,293,000
Property and equipment	4,702,000	3,544,000	5,725,000	3,593,000	–	–	10,427,000	7,137,000
Intangible assets and goodwill	27,123,000	4,391,000	13,527,000	13,527,000	–	–	40,650,000	17,918,000
Total assets	55,458,000	29,595,000	34,731,000	33,212,000	–	–	90,189,000	62,807,000
Capital expenditures	1,311,000	736,000	1,366,000	1,620,000	–	–	2,677,000	2,356,000

(b) Assets and sales by geographic segment:

	Assets		Sales	
	2005	2004	2005	2004
United States	$ 72,988,000	$ 38,466,000	$ 52,559,000	$ 67,038,000
Canada	17,201,000	24,341,000	9,671,000	1,417,000
Europe	–	–	4,175,000	1,426,000
Other	–	–	8,682,000	4,618,000

Sales are attributed to geographic segments based on the location of the customer.

(c) Major customers:

Of the Company's sales for the year ended December 31, 2005, 50% (2004 – 56%) was to one customer. During the year, the Wireless Business Unit had sales to one customer in the United States totaling $37,850,000 (2004 – $41,827,000).

12. Discontinued operations:

In the fourth quarter of 2005, the Company commenced activities to restructure and dispose of its Telematics product line, which was a component of the Wireless Business Unit. The Company has commenced discussions with certain potential buyers and is targeting the disposal of the product line in 2006. In connection with the decision to proceed with the disposal of this product line, restructuring costs totaling $1,611,000 have been recorded to reflect incremental reserves for inventory, accounts receivable, property and equipment and severance costs that are determined to be necessary as a result of this decision. In addition, an impairment of goodwill attributed to the discontinued operations has been recorded totaling $900,000.

The results of the discontinued operations are as follows:

Years ended December 31:

	2005	2004
Sales	$ 4,115,619	$ 7,057,751
Cost of sales	4,196,588	5,527,978
	(80,969)	1,529,773
Expenses:		
Research and development	2,572,435	2,051,412
Selling	1,889,983	1,492,004
General and administrative	1,022,726	594,336
Stock-based compensation	95,871	47,627
Amortization	107,810	21,358
Goodwill impairment	900,000	–
	6,588,825	4,206,737
Loss from discontinued operations	$ (6,669,794)	$ (2,676,964)

12. Discontinued operations (continued):

Assets and liabilities presented in the consolidated balance sheet are recorded at fair value and include the following assets and liabilities of discontinued operations:

	2005	2004
Current assets	$ 982,068	$ 2,303,808
Property and equipment	463,981	600,587
Goodwill	–	900,000
Current liabilities	(684,409)	(706,540)
	$ 761,640	$ 3,097,855

The cash flow from discontinued operations are as follows:

Years ended December 31:

	2005	2004
Cash flows from (used in) operating activities:		
Net loss from discontinued operations	$ (6,669,794)	$ (2,676,964)
Items not involving cash:		
Amortization	107,810	21,358
Goodwill impairment	900,000	–
Stock based compensation	95,871	47,627
	(5,566,113)	(2,607,979)
Change in non-cash operating working capital:		
Accounts receivable	1,092,940	813,506
Inventories	228,800	(3,449)
Accounts payable	(22,131)	(445,996)
	(4,266,504)	(2,243,918)
Cash flows from (used in) investing activities:		
Property and equipment	28,796	(582,444)
	$ (4,237,708)	$ (2,826,362)

13. Financial instruments:

The carrying values of cash, accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these instruments. All long-term debt and capital lease obligations with variable interest rates are assumed to be at fair value and therefore are not revalued.

The nature of these instruments and the Company's operations expose the Company to the following risks:

(a) Credit risk:

Credit risk reflects the risk the Company may be unable to recover accounts receivable. The Company employs established credit approval and monitoring practices to mitigate this risk.

(b) Interest risk:

The Company is exposed to interest rate risk to the extent that it may draw on its operating line of credit or other forms of debt which calculate interest as a function of current lending rates.

(c) Foreign exchange risk:

The Company is exposed to foreign exchange risk in that the majority of its revenues and a significant portion of its expenses are denominated in US dollars. In addition, the Company is exposed to foreign exchange risk relating to components of working capital that are denominated in US dollars.

14. Commitments:

The Company is committed to annual minimum operating lease payments, excluding tenant-operating costs, of:

2006	$ 1,272,000
2007	1,162,000
2008	845,000
2009	786,000
2010	651,000
Thereafter	386,000

15. Related party transactions:

In connection with the acquisition of the Outback Business, the Company has ongoing transactions with the vendor, RHS, which is a company wholly-owned by a director and member of the Company's senior management team.

(a) Included in sales for the year ended December 31, 2005 is $571,000 for sales of Outback products to RHS.

(b) At the time of the acquisition, the Company entered into a services agreement with RHS whereby certain of the Company's employees spend a defined percentage of their time providing management and administrative services to RHS and a few RHS employees perform some administrative duties for the Company. Included in expenses is an expense recovery of $475,000 for amounts charged to RHS under this agreement and $39,000 of expense related to services provided to the Company by RHS.

(c) The Company has entered into a lease agreement for the use of an office building, furniture and equipment owned by RHS in Hiawatha, Kansas. For the year ended December 31, 2005, $80,000 in lease payments are included in expenses.

(d) At the time of the acquisition of the Outback Business, the Company entered into a charter services agreement for the charter use of an airplane owned by RHS, and managed by a third party. During 2005, charter fees of $261,000 were paid to the third-party management company for use of the airplane.

(e) Accounts receivable at December 31, 2005 includes $708,000 in amounts due from RHS for product sales and administrative services fees.

All transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

16. Contingencies:

(a) Legal matters:

The Company is subject to the following claims and lawsuits, the outcome of which are not determinable:

(i) The Company is the defendant in a lawsuit in which the plaintiff claims that certain of the Company's GPS products infringe a patent held by them. The Company does not believe that its products infringe upon the referenced patent and will vigorously defend its position.

(ii) The Company has been served a demand for arbitration relating to a supply agreement entered into with a customer. The demand for arbitration alleges breach of contract giving rise to damages. The Company believes that it did not breach the supply agreement. The parties have agreed to hold non-binding mediation discussions with the objective of resolving the dispute prior to entering into formal binding arbitration.

In addition, the Company is subject to claims and contingencies related to lawsuits and other matters arising in the normal course of operations. Management believes the ultimate liability, if any, arising from such claims or contingencies, is not likely to have a material adverse effect on the Company's results of operations or financial condition.

16. Contingencies (continued):

(b) Guarantee:

The Company has entered a guarantee agreement ("Guarantee") with a company that supplies components to a contract manufacturing company ("CM") engaged to manufacture products for the Company. Under this agreement, the Company guarantees, to a maximum of US$4 million, amounts owing by the CM to the components supplier. The Company would be required to settle the obligations of the CM to the components supplier in the event that the CM does not make payment for amounts owing to the components supplier and following reasonable best efforts by the components supplier to collect or enforce payment from CM pursuant to the terms of the relevant purchase orders. In connection with this Guarantee, the Company has entered into an indemnification agreement with the CM whereby the CM has indemnified the Company for any losses or costs that are incurred under the Guarantee. The Guarantee will remain in force with respect to all component supplies until the Company notifies the components supplier that no further purchases of the component are to be made by the CM, after which time the Guarantee will not apply to any further purchases.

17. Subsequent event:

On January 19, 2006, the Company announced that it had completed the acquisition of the business assets of Del Norte Technology, Inc. for US$940,000.


File No.
82-34943


csi wireless

MANAGEMENT'S DISCUSSION AND ANALYSIS

Year Ended December 31, 2005

The following discussion and analysis is effective as of March 30, 2006 and should be read together with our audited annual consolidated financial statements and accompanying notes. Additional information related to CSI Wireless Inc. can be obtained from the System for Electronic Document Analysis and Retrieval ("SEDAR") on the internet at www.sedar.com.

Overview

CSI Wireless Inc. ("CSI" or "the Company") is engaged in the design and manufacture of innovative, cost-effective GPS and Wireless products for mobile and fixed applications in the consumer, agriculture, marine and other markets. CSI carries out its operations through two operating units: the Hemisphere GPS Business Unit ("Hemisphere GPS") and the Wireless Business Unit.

The Hemisphere GPS Unit has four primary product lines: Outback® Ground Agricultural Guidance, OEM and other Ground Agricultural Guidance, Aerial Agricultural Guidance, and Precision products for GIS and marine markets. On April 8, 2005, CSI completed the acquisition of the sales, marketing and distribution assets associated with the Outback line of GPS agricultural guidance products from RHS, Inc. In connection with this acquisition, the GPS Business Unit, including the Outback product line, was re-branded, and is now operated as "Hemisphere GPS".

The Wireless Business Unit has two primary product lines: Desktop Cellular Telephones and Telematics products. In December 2005, the Board of Directors of the Company approved a recommendation from management to re-structure and to seek a buyer for the Telematics product line. As a result, the Telematics product line was treated as a discontinued operation in the consolidated financial statements for the year ended December 31, 2005.

The information in the Management's Discussion and Analysis ("MD&A") contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations and changes in how they are interpreted and enforced; fluctuations in foreign exchange and interest rates; stock market volatility and market valuations; competition for, among other things, capital and skilled personnel; incorrect assessments of the value of acquisitions; stock market volatility and market valuations and changes in income tax laws. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits the Company will derive from them. Except as required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.

Economic and Market Trends

CSI's revenues and income have been negatively impacted by the strengthening of the Canadian dollar relative to the US dollar since 2003. The average foreign exchange rate for 2005 declined by 7% relative to the average rate for 2004. Similarly the average foreign exchange rate declined relative to the prior year by 7% in 2004 and by 11% in 2003. As a result of these movements, the Company's revenues, which are substantially all denominated in US dollars, were lower than they would have been had the foreign exchange rate not changed. Further, because a large component of the Company's costs are denominated in Canadian dollars, net income was lower than it would have been had foreign exchange rates not changed.

The Company carries a large portion of its working capital relating to its US-based activities in US dollars. The weakening US dollar foreign exchange rate has resulted in foreign exchange translation losses in 2005 and 2004 as the value of this US dollar working capital, when translated into Canadian dollars using period end exchange rates, declined during the period. The Company implemented a foreign currency hedging program relating to its US dollar working capital in 2005 to mitigate these foreign exchange fluctuations.

During 2005, agriculture markets were impacted by dry weather conditions that negatively impacted certain regions in Australia, South America, Europe and North America. In addition, higher input costs, particularly fuel and fertilizer, negatively impacted these markets in 2005. Input costs continue to be high in early 2006. As a result of the conditions in these markets, revenues and margins were negatively impacted and inventory levels are higher than planned.

Globally, the use of cellular telephones continues to grow dramatically, with an increase of 26% to approximately 2.0 billion digital cellular subscribers at September 2005 compared to one year earlier, as reported by the GSM World website (www.gsmworld.com). The GSM wireless technology ("Global System for Mobile Communication") is the world's most widely deployed wireless platform, representing 77% of global wireless users at the end of September 2005 (GSM World). The number of GSM wireless subscribers at the end of September 2005 was 1.6 billion (GSM World), an increase of 31% from one year earlier.

Results of Operations

(000's)	Year Ended December 31 2005	2004	2003
		(audited)	
Sales	$ 75,087	$ 74,499	$ 62,364
Gross margin	21,804	24,686	16,666
	29.0%	33.1%	26.7%
Expenses			
Research & development	7,938	7,481	6,009
Selling	6,614	3,096	2,757
Dealer selling commissions	2,000	–	–
General & administrative	5,908	3,876	3,749
Stock-based compensation	909	647	10
Amortization	3,157	1,464	1,145
	26,526	16,564	13,670
Earnings (loss) before the undernoted	(4,722)	8,122	2,996
Redemption premium on preferred shares	–	168	223
Foreign exchange loss	789	802	206
Interest (income) expense	(144)	37	678
	(5,367)	7,115	1,889
Loss from arbitration	–	–	1,479
Restructuring charges	–	–	160
Earnings (loss) before income tax	(5,367)	7,115	250
Current tax expense	–	145	–
Earnings (loss) from continuing operations	(5,367)	6,970	250
Loss from discontinued operations	(6,670)	(2,677)	(803)
Net earnings (loss)	$ (12,037)	$ 4,293	$ (553)
Earnings (loss) per common share from continuing operations:			
Basic	$ (0.13)	$ 0.22	$ 0.01
Diluted	$ (0.13)	$ 0.21	$ 0.01
Net earnings (loss) per common share Basic and diluted	$ (0.29)	$ 0.13	$ (0.02)
Total assets	$ 90,189	$ 62,807	$ 41,017
Long-term debt	784	–	762

Year Ended December 31, 2005 versus Year Ended December 31, 2004

Outback Acquisition

On April 8, 2005, the Company, through its wholly-owned subsidiary Satloc LLC (subsequently renamed Hemisphere GPS LLC), completed the acquisition of certain sales, marketing and distribution assets relating to the Outback line of products from RHS, Inc. ("RHS"). Consideration, including acquisition costs of $845 thousand, totaled $26.4 million and was comprised of 4.4 million common shares and approximately $11.9 million in cash. An additional 2.1 million common shares may be issued to RHS if the Outback Business achieves certain growth and profitability targets over 2005, 2006 and 2007. If such common shares become issuable, they will be accounted for as additional goodwill on the acquisition. No additional shares are payable based on 2005 performance. The growth and profitability targets are stated on an annual and cumulative basis such that all of the common shares remain issuable if the cumulative targets are met, despite a shortfall relative to the annual targets in any year.

As part of the acquisition, CSI acquired working capital of US$2.0 million representing inventory and current assets, net of accounts payable and other current liabilities associated with the Outback Business. In addition, CSI acquired certain tangible and intangible assets associated with the Outback Business and assumed debt of approximately $1.3 million. Greater detail relating to the acquisition is included in note 2 of the consolidated financial statements.

Discontinued Operations

In the fourth quarter of 2005, based upon a strategic determination to focus on its business lines with the greatest opportunity, management commenced the search for a buyer for the Company's Telematics product line. As a result, in accordance with Canadian generally accepted accounting principles ("GAAP"), the Telematics financial components have been treated as "discontinued operations" in the Company's financial statements. The primary areas impacted by this treatment are:

1. the results of operations of the Telematics product line are removed from revenues and expenses and reported as a separate element of income in the statement of operations;

2. the assets and liabilities of the Telematics product line are presented separately in the appropriate sections of the balance sheet;

3. the statement of operations and balance sheet treatment is applied retroactively for all periods presented; and

4. the assets of the Telematics product line are measured at the lower of their carrying amount or their fair value less the expected costs to sell.

The results of operations reported in this MD&A exclude the revenues and expenses of the Telematics product line which are included in the line item "loss from discontinued operations". Analysis of the results of operations and balance sheet components reflect this accounting treatment. The results of operations reflect the continuing operations of the following business activities: Hemisphere GPS and Desktop Cellular Telephones. Greater detail relating to the discontinued operations is included in note 12 of the consolidated financial statements.

Revenues

For the year ended December 31, 2005, revenues were $75.1 million, an increase of 1% from $74.5 million in 2004. Hemisphere GPS revenues of $32.7 million increased by 2% relative to 2004. Desktop Cellular Telephone revenues for the year were $42.4 million, largely unchanged from 2004 revenues of $42.5 million. As revenues are substantially all denominated in US dollars, revenue increases in US dollars have been negatively impacted by the weakening US dollar exchange rate relative to the Canadian dollar, which declined approximately 7% on average in both 2005 and 2004, and by 11% in 2003.

On April 8, 2005, the Company completed the acquisition of the Outback Business from RHS, Inc. As a result of this acquisition, prices realized by CSI for sales of the Outback product line now represent the final retail price for sales to end users. Prior to April 9, 2005, sales of Outback products were made to RHS, Inc. at distributor prices, which are significantly lower than retail prices.

In 2005, Hemisphere GPS sales to agricultural markets were negatively impacted by dry weather conditions in international markets and certain regions in North America. In addition, the Company believes that higher fuel and fertilizer costs negatively impacted purchasing in the agricultural markets. In aggregate, revenues for the Company's agriculture products increased by 1.5% in 2005 compared to 2004. Revenues in the Company's Precision Products line, which represent non-agriculture related sales to marine, GIS and other markets increased by 6% in 2005 relative to 2004.

During 2005, the total unit volume of Desktop Cellular Telephone sales increased from 2004 by over 40%. In late 2004, the Company commenced commercial shipment of Desktop Cellular Telephones incorporating the GSM digital cellular technology, as a complement to the Company's TDMA products which had previously comprised 100% of the Company's Desktop Cellular Telephone revenues. While the global market opportunity is much larger for GSM products, which represents approximately 77% of global cellular telephone use, the product cost, selling price and margins are lower than for TDMA products – primarily a result of the much higher volumes of global GSM product sales. In 2004, TDMA product comprised over 90% of Desktop Cellular Telephone sales volumes. In 2005, TDMA product sales declined to 36% with GSM product sales making up 64% of sales volumes, resulting in a lower average selling price in 2005. In addition, market pricing pressures also resulted in a decline in TDMA product selling prices.

Gross Margins

The Company reported gross margins of $21.8 million in the year, a decrease of 12% relative to gross margins of $24.7 million reported in 2004. Gross margins, as a percentage of revenue, were 29% in 2005, a decrease from 33% in 2004.

Hemisphere GPS gross margins were $15.2 million or 46% in 2005, a decline from $16.4 million or 51% in 2004. Margins for sales to non-agricultural markets showed improvement in 2005 relative to 2004; however, margins on sales to agricultural markets declined during the year as a result of the issue described below and market pricing pressures arising from the market conditions described earlier.

A significant factor contributing to the reduction in agriculture-related margins arises from the accounting treatment that must be applied to inventory acquired in connection with the acquisition of the Outback Business. Inventory acquired in the acquisition was recorded under GAAP accounting at the carrying cost of RHS at the time of the acquisition. Some of this inventory had previously been sold to RHS by CSI; therefore, the carrying costs included the margin that CSI earned on the original sale of the product to RHS. Until that inventory is consumed, the margins earned on the sale of the Outback products will include only the share of margins previously earned by RHS on product sales. As a result, percentage margins on sales of Outback products during 2005 are slightly lower than the percentage margins that CSI realized on sales of Outback products to RHS prior to the acquisition. Further detail relating to this matter is described later in this MD&A under the heading "Use of Non-GAAP Financial Measures".

Wireless Unit margins were $6.6 million or 16% in 2005 compared to $8.3 million or 20% in 2004. The primary factor in this decline is the increasing proportion of GSM product sales, which have a lower average margin when compared to margins earned on TDMA product sales. In addition, market pricing pressures resulted in a decline in TDMA product margins in 2005 relative to 2004. Since the introduction of the GSM Desktop Cellular products in the fourth quarter of 2004, the Company has implemented design and supply chain cost reductions resulting in a reduction in the cost of these phones by over 35%.

Expenses

Operating expenses increased by $9.9 million, or 60%, during the year to $26.5 million from $16.6 million in 2004. Expenses were 35% of revenue in 2005 versus 22% in 2004. The greatest contributor to this increase is operating expenses related to the Outback Business acquired during the second quarter, which has added $7.2 million of operating expenses in 2005.

Research and Development Expenses

Research and development expenses in 2005 were $7.9 million compared to $7.5 million in 2004. The R&D expense increase relates largely from the Outback acquisition. Many of the research and development costs incurred in Canada qualify for scientific research and experimental development income tax treatment. This includes the elective deferral of research and development expenses and the eligibility for such expenses to earn investment tax credits. Research and development costs incurred in the US also qualify for tax credits in certain circumstances.

Selling and General and Administrative Expenses

Selling expenses of $6.6 million in 2005 increased by $3.5 million or 114% from $3.1 million in 2004. Of this increase $3.3 million relates to the Outback Business acquisition and represents sales and marketing activities in North America and in International markets. In addition, sales and marketing activities were expanded relating to international Desktop Cellular Telephones sales as the introduction of the GSM products increased the addressable markets for these products.

Dealer selling commissions were $2.0 million in 2005 and relate entirely to the Outback Business. This category of expenses was added to the statement of operations following the Outback acquisition and represents incentives paid to third-party dealers in the Outback North American distribution channel and vary directly with North American Outback product sales.

General and administrative ("G&A") expenses increased by $2.0 million or 52% from $3.9 million in 2004 to $5.9 million in 2005. Of this increase, approximately $800 thousand relates to the Outback acquisition and $600 thousand relates to legal costs and a settlement payment in respect of a legal dispute. The settlement reached on this matter provides the Company with greater certainty with respect to certain aspects of its future business and product direction. No further costs are expected to be incurred in relation to this matter. As a percentage of revenue, 2005 G&A expenses were 8% of revenue, compared to 2004 expenses which were 5% of revenue.

Amortization Expense

Amortization expense was $3.2 million in 2005, an increase of 116% from $1.5 million in 2004. Of this increase, amortization relating to the acquisition of the Outback Business is approximately $800 thousand. In addition, amortization increased by $700 thousand relating to capital additions associated with the Desktop Cellular Telephone products. Although these products are manufactured by contract manufacturing partners, the Company must supply unique test equipment for use in the manufacturing test process. In addition, the Company has also invested in computer equipment, computer systems and licenses associated with new products that has resulted in an increase in amortization relative to 2004.

Preferred Shares Redemption Premium
The preferred shares redemption premium for 2005 was $nil, a decrease from $168 thousand in 2004. During September 2004, the Company redeemed the outstanding preferred shares for $2.6 million in accordance with the terms of the preferred share agreement. As such, there is no longer a redemption premium charge in quarters following the third quarter of 2004. The preferred shares were issued in connection with the Company's acquisition of the assets of Satloc Inc. which took place in 1999. The final issuance of 150,000 preferred shares took place effective January 1, 2004. The redemption in September of 2004 was the final element of the Satloc purchase transaction and eliminates any further obligations relating to that transaction.

Interest and Foreign Exchange
In 2005, the Company recorded interest income of $144 thousand compared to interest expense of $37 thousand in 2004. Throughout the year the Company earned interest income on its cash balance, which was offset by interest expense on capital leases and long-term debt assumed in connection with the Outback acquisition.

The Company reported a foreign exchange loss of $789 thousand during 2005 compared to a loss of $802 thousand in 2004. This loss relates primarily to the impact of a weakening US dollar on the translation of US dollar denominated working capital into Canadian dollars. Prior to the impact of risk management transactions, the foreign exchange loss for 2005 was approximately $1.2 million. Gains from risk management transactions have been realized of approximately $400 thousand, which have been netted against this loss.

Management implemented a foreign exchange risk management program in early 2005, to hedge the Company's US dollar working capital against exchange rate fluctuations. In late 2005, the Board of Directors of CSI approved an increase in the authorized hedging limit to US$20 million from US$7.5 million to reflect an increase in the Company's US dollar working capital.

In addition to the foreign exchange translation loss, the strengthening Canadian dollar also impacted the reported amount of revenues and expenses in each category of the statement of operations where a component of the category is denominated in US dollars.

Income Taxes
For the year ended December 31, 2005, the Company did not record any amounts related to current income taxes. In 2004, the Company recorded $145 thousand of current tax expense relating to its US operations. The 2004 amount represents US alternative minimum tax ("AMT") that is payable in spite of the availability of tax losses which fully shelter US taxable income. These minimum taxes will be fully creditable against future US corporate income taxes.

The Company's US operating subsidiaries, CSI Wireless LLC and Hemisphere GPS LLC (formerly Satloc LLC), file as a combined entity for US federal tax purposes. As at December 31, 2005, the Company has cumulative US net operating losses of $23.8 million, as well as US$2.0 million of general business credits that can be used to reduce federal taxes otherwise payable in future years.

In Canada, at the end of 2005, CSI Wireless Inc. has loss carryforwards of $2.4 million that can be used to reduce Canadian taxable income in future years, as well as investment tax credits in the amount of $2.1 million that can be used to reduce Canadian federal taxes otherwise payable in future years.

Discontinued Operations
The Company recorded a loss from discontinued operations of $6.7 million for the year ended December 31, 2005 compared to a loss of $2.7 million in 2004. As previously described, these amounts represent the results of operations of the Telematics product line.

In connection with the decision to re-structure and divest this product line, the Company evaluated the assets of the product line and recorded re-structuring charges totaling $1.6 million related to incremental inventory charges, accounts receivable reserves, fixed asset impairments and severance costs. In addition, the Company has recorded an impairment to goodwill in the amount of $900 thousand related to this decision.

Summarized annual results for the Telematics product line are as follows:

(000's)	Year Ended December 31 2005	2004
Sales	$ 4,116	$ 7,058
Cost of sales	4,197	5,528
	(81)	1,530
Expenses:		
Research & development	2,572	2,052
Selling	1,890	1,492
General & administrative	1,023	594
Stock-based compensation	96	48
Amortization	108	21
Goodwill impairment	900	–
	6,589	4,207
Loss from discontinued operations	$ (6,670)	$ (2,677)

Prior to the restructuring charges, the Telematics product line incurred an operating loss of approximately $4.2 million in 2005 compared to a loss of $2.7 million in 2004. Revenues for the Telematics product line declined by 42% to $4.1 million from $7.1 million in 2004 primarily as a result of the loss of two key customers. This was the primary reason for the increase in the amount of the loss from discontinued operations in 2005.

During 2005, average operating expenses directly related to the Telematics product line were approximately $1.0 million per quarter. Following cost reductions in the fourth quarter of 2004, and the restructuring implemented in February 2006, the quarterly operating expenses of the Telematics product line are approximately $550 thousand per quarter. Management believes that the restructuring of this product line better positions the product line for sale to prospective buyers.

Earnings
In 2005, the Company's loss from continuing operations was $5.4 million or ($0.13) per share (basic and diluted), compared to earnings of $7.0 million and $0.22 per share basic and $0.21 per share diluted in 2004. The Hemisphere GPS Unit incurred a loss from continuing operations of $1.2 million in 2005 compared to income of $8.1 million in 2004. The Wireless Unit incurred a loss from continuing operations of $500 thousand in 2005 compared to income from continuing operations of $2.4 million in 2004.

For 2005, the Company realized a net loss of $12.0 million or ($0.29) per common share (basic and diluted), compared to net income of $4.3 million or $0.13 per share (basic and diluted) in 2004. The Hemisphere GPS Unit incurred a net loss of $1.2 million in 2005 compared to net income of $8.1 million in 2004. The Wireless Unit incurred a net loss of $7.2 million in 2005, including the loss from discontinued operations of $6.7 million, compared to a net loss of $313 thousand in 2004, including the loss from discontinued operations of $2.7 million.

Summary of Quarterly Results

(000's)	Mar 31 2004	Jun 30 2004	Sep 30 2004	Dec 31 2004	Mar 31 2005	Jun 30 2005	Sep 30 2005	Dec 31 2005
	Quarter Ended							
Sales	$12,756	$15,947	$21,814	$23,982	$21,318	$22,056	$11,036	$20,677
Gross margin	4,951	6,021	6,971	6,743	7,017	7,143	3,002	4,642
Expenses:								
Research & development	1,707	2,031	2,138	1,605	1,983	1,874	2,221	1,859
Selling	720	886	864	627	780	1,912	1,831	2,091
Dealer selling commissions	–	–	–	–	–	1,485	252	263
General & administrative	958	1,010	1,130	776	1,207	1,418	1,654	1,628
Stock-based compensation	122	147	193	186	185	203	278	244
Amortization	255	295	393	521	471	828	932	927
	3,762	4,369	4,718	3,715	4,626	7,720	7,168	7,012
Earnings (loss) before the undernoted	1,189	1,652	2,253	3,028	2,391	(577)	(4,166)	(2,370)
Redemption premium on preferred shares	62	64	41	–	–	–	–	–
Foreign exchange (gain) loss	108	(294)	389	600	(33)	(56)	732	145
Interest (income) expense	103	(52)	(25)	11	(30)	(1)	(55)	(57)
	273	(282)	405	611	(63)	(57)	677	88
Earnings (loss) before income tax	916	1,934	1,848	2,417	2,454	(520)	(4,843)	(2,458)
Current tax expense	–	–	–	145	45	(45)	–	–
Earnings (loss) from continuing operations	916	1,934	1,848	2,272	2,409	(475)	(4,843)	(2,458)
Loss from discontinued operations	(190)	(374)	(745)	(1,368)	(1,092)	(627)	(945)	(4,006)
Net earnings (loss)	$ 726	$ 1,560	$ 1,103	$ 904	$ 1,317	$ (1,102)	$ (5,788)	$ (6,464)
Earnings (loss) per common share from continuing operations*:								
Basic	$ 0.03	$ 0.06	$ 0.06	$ 0.07	$ 0.07	$ (0.01)	$ (0.11)	$ (0.05)
Diluted	$ 0.03	$ 0.05	$ 0.05	$ 0.06	$ 0.07	$ (0.01)	$ (0.11)	$ (0.05)
Net earnings (loss) per common share*:								
Basic	$ 0.03	$ 0.05	$ 0.03	$ 0.03	$ 0.04	$ (0.03)	$ (0.13)	$ (0.14)
Diluted	$ 0.02	$ 0.04	$ 0.03	$ 0.03	$ 0.04	$ (0.03)	$ (0.13)	$ (0.14)

** Calculated using quarterly weighted average number of shares outstanding.*

Quarterly revenues have varied during the past eight quarters due to the following factors:

1. The Hemisphere GPS Business Unit products have historically been impacted by seasonal factors with the first half of the year being the strongest and the second half being the weakest. The acquisition of the Outback Business has increased this seasonality as revenues are now based on end customer sales whereas, prior to this acquisition, CSI's customer, RHS, Inc., purchased on a level-loaded basis during the last half of the year to support heavy sales in the first half of the following year. Management is undertaking initiatives to mitigate the seasonality of the business, including increasing sales efforts in the Southern Hemisphere which is generally counter-seasonal to the Northern hemisphere agricultural seasons.

2. The acquisition of the Outback Business in April 2005 resulted in variability in the Company's revenues as products, which were previously sold to RHS, Inc. at distributor prices, are now generally sold to end customers at retail prices, which are substantially higher than distributor prices.

3. The Company's sales of desktop cellular telephones have been characterized as lumpy due to uneven purchasing patterns by CSI's primary end customer, who is located in Mexico. With the introduction of the GSM desktop cellular phone products, the Company is seeing an increase in the number of customers and regions.

4. As a result of engineering design changes, manufacturing process revisions, supply chain efficiencies, and other factors, CSI has been able to generate reductions in the cost of manufacturing the desktop cellular telephone. These cost reductions have been beneficial to the gross margins the Company earns on these products, but have also resulted in reductions in the US dollar sales prices during 2005. While this has a downward impact on revenues, these price reductions will make the telephone more affordable to end users.

Quarter Ended December 31, 2005 versus Quarter Ended December 31, 2004

Revenues

Fourth quarter revenues of $20.7 million represent a decrease of 14% from revenues of $24.0 million in the fourth quarter of 2004. Hemisphere GPS revenues of $5.6 million were down $2.2 million from $7.8 million in 2004. The decrease in GPS revenues can be attributed to seasonality in the farming market that is magnified in CSI's financials since the acquisition of the Outback Business. Sales are increasing in the Southern Hemisphere each year and should eventually reduce this seasonality. The acquisition also distorted year-over-year financial comparisons. For example, in the fourth quarter of 2004, prior to acquiring the Outback Business from RHS, CSI sold $4.1 million to RHS under an annualized level-loading program to build inventory for the strong first half selling season. However, actual customer purchases of Outback products in the fourth quarter of 2005 were $2.4 million.

During the fourth quarter of 2005, CSI shipped a record number of desktop cellular telephones, exceeding by 27% the previous quarterly record which occurred in the fourth quarter of 2004. These volumes were largely driven by GSM product sales which represented 57% of fourth quarter shipments. Revenues for the fourth quarter of 2005 were $15.1 million, down by 6% from $16.1 million in 2004. Lower average prices on GSM product sales, as described earlier, as well as lower market prices on TDMA product sales caused revenues, in US dollars, to remain relatively flat in the fourth quarter of 2005, relative to the 2004. In addition, the average US dollar foreign exchange rate was weaker by about 4% relative to the fourth quarter of 2004 and resulted in the decline in revenues in Canadian dollar terms.

Gross Margins

Gross margins in the fourth quarter of 2005 were 22% or $4.6 million compared to 28% or $6.7 million in the fourth quarter of 2004. Hemisphere GPS gross margins of 39% were lower than margins of 49% realized in 2004 as a result of lower margins realized on product sales into agriculture markets, including the impact of the amortization of acquisition inventory step-up costs totaling approximately $684 thousand in the fourth quarter of 2005. In addition, a lower margin arises from allocating fixed manufacturing overhead across a lower overall revenue level.

Margins in the Wireless Unit were $2.4 million or 16%, down from $2.9 million or 18% in the fourth quarter of 2004. Fourth quarter 2004 revenues included non-recurring engineering fees ("NRE") of approximately $370 thousand which account for most of the margin variation.

Expenses

Operating expenses of $7.0 million in the fourth quarter were up 89% relative to $3.7 million in the fourth quarter of 2004. The largest factor impacting this increase is the operating costs resulting from the acquisition of the Outback Business which totaled $2.1 million for the quarter. In addition, increased costs associated with global desktop cellular sales and marketing activities contribute to this increase.

Interest and Foreign Exchange

Interest income earned in the fourth quarter of 2005 was $57 thousand compared to interest expense of $11 thousand in the same quarter of 2004. The Company earned interest income on its cash balance, which was offset by interest expense on capital leases and long-term debt assumed in connection with the Outback acquisition.

Income Taxes

In the fourth quarter of 2004, the Company recorded income tax expense of $145 thousand relating to alternative minimum taxes owing related to US operations. No income tax expense was recorded in 2005.

Discontinued Operations

The Company recorded a loss from discontinued operations of $4.0 million for the quarter ended December 31, 2005 compared to a $1.4 million loss in 2004. The increased loss is primarily related to the restructuring costs recorded in connection with the planned restructuring and divestment of the Telematics product line and goodwill impairment of $900 thousand.

Earnings

In the fourth quarter of 2005, the Company incurred a loss from continuing operations of $2.5 million, or ($0.05) per share (basic and diluted), compared to fourth quarter 2004 earnings of $2.3 million or $.0.07 per share (basic) and $0.06 per share (diluted). The Hemisphere GPS Unit incurred a loss from continuing operations of $2.3 million in the fourth quarter of 2005 compared to income of $1.6 million in the same quarter of 2004. The Wireless Unit had income from continuing operations of $600 thousand in the fourth quarter of 2005 compared to income from continuing operations of $1.8 million in the fourth quarter of 2004.

In the fourth quarter of 2005, the Company incurred a loss of $6.5 million, or ($0.14) per share (basic and diluted), compared to fourth quarter 2004 earnings of $904 thousand or $0.03 per share (basic and diluted). The Hemisphere GPS Unit incurred a net loss of $2.3 million in the fourth quarter of 2005 compared to net income of $1.4 million in the same quarter of 2004. The Wireless Unit realized a net loss of $3.4 million in the fourth quarter of 2005, including the loss from discontinued operations of $4.0 million, compared to a net earnings of $400 thousand in the fourth quarter of 2004, which includes the loss from discontinued operations of $1.4 million.

Segmented Earnings

Annual and quarterly segmented earnings for the Hemisphere GPS Business Unit and the Wireless Business Unit are as follows:

Years ended December 31, 2005 and 2004:

	Hemisphere GPS		Wireless		Corporate		Total	
(000's)	2005	2004	2005	2004	2005	2004	2005	2004
Sales	$ 32,677	$ 32,003	$ 42,410	$ 42,496	$ –	$ –	$ 75,087	$ 74,499
Gross margin	15,185	16,411	6,619	8,275	–	–	21,804	24,686
	46%	51%	16%	19%	–	–	29%	33%
Earnings (loss) from continuing operations	(1,243)	8,050	(498)	2,364	(3,627)	(3,444)	(5,368)	6,970
Net earnings (loss)	$ (1,243)	$ 8,050	$ (7,167)	$ (313)	$ (3,627)	$ (3,444)	$(12,037)	$ 4,293

Quarters ended December 31, 2005 and 2004:

	Hemisphere GPS		Wireless		Corporate		Total	
(000's)	Q4 2005	Q4 2004	Q4 2005	Q4 2004	Q4 2005	Q4 2004	Q4 2005	Q4 2004
Sales	$ 5,626	$ 7,836	$ 15,051	$ 16,146	$ –	$ –	$ 20,677	$ 23,982
Gross margin	2,209	3,854	2,433	2,889	–	–	4,642	6,743
	39%	49%	16%	18%	–	–	22%	28%
Earnings (loss) from continuing operations	(2,257)	1,647	616	1,780	(817)	(1,155)	(2,458)	2,272
Net earnings (loss)	$ (2,257)	$ 1,647	$ (3,390)	$ 412	$ (817)	$ (1,155)	$ (6,464)	$ 904

Use of Non-GAAP Financial Measures

The Company reports non-GAAP financial measures called "Non-GAAP Earnings" and "Non-GAAP Diluted EPS" to supplement its consolidated financial statements presented in accordance with GAAP. These non-GAAP financial measures are intended to supplement the user's overall understanding of the Company's current financial performance and its prospects for the future. These non-GAAP financial measures are not intended to supersede or replace the Company's GAAP financial results. Non-GAAP Earnings and Non-GAAP Diluted EPS do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

The following table presents the reconciliation of Non-GAAP Earnings to GAAP net income:

	Quarter Ended		Year Ended	
(000's)	Dec 31 2005	Dec 31 2004	Dec 31 2005	Dec 31 2004
GAAP earnings (loss) from continuing operations	$ (2,458)	$ 2,272	$ (5,368)	$ 6,970
Amortization of acquisition inventory step-up cost	684	–	2,858	–
Non-GAAP earnings (loss) from continuing operations	(1,774)	2,272	(2,510)	6,970
Loss from discontinued operations	(4,006)	(1,368)	(6,670)	(2,677)
Non-GAAP earnings (loss)	$ (5,780)	$ 904	$ (9,180)	$ 4,293
Non-GAAP diluted EPS from continuing operations	$ (0.04)	$ 0.06	$ (0.06)	$ 0.21
Non-GAAP diluted EPS	$ (0.13)	$ 0.03	$ (0.23)	$ 0.13

The Company excludes the amortization of acquisition inventory step-up costs from the calculation of its non-GAAP financial measures. As previously disclosed, the inventory acquired as part of the acquisition of the Outback business is recorded under GAAP at the carrying cost of the seller (RHS) at the time of the acquisition, which includes the margin that CSI earned on the sale of the product to RHS. As a result, the gross margin earned on sales of the Outback product line will include only the share of margins previously earned by RHS until the inventory on hand at the date of the acquisition has been sold. Thereafter, margins on Outback product sales will reflect the combined margins previously earned by both CSI and RHS.

The total margin reflected in the purchased inventory is referred to as the "acquisition inventory step-up cost". In order to better understand the margins that are expected to be earned on this product line once this inventory has been sold, management reports the amount of "acquisition inventory step-up cost" that is amortized in the cost of sales each quarter until the purchased inventory has been sold. The balance of unamortized inventory step-up cost at the end of 2005 was approximately $1.3 million relating to three specific products – the Outback S, the Outback 360 and the Outback eDrive®. Management expects the step-up costs related to the Outback S product will be fully amortized in the first quarter of 2006 and the remaining step-up costs should be fully amortized in the second quarter of 2006.

Liquidity and Capital Resources

Working Capital
CSI held cash at December 31, 2005 of $12.6 million compared to $10.3 million at the end of 2004.

CSI has a bank operating line of credit with a maximum limit of $7 million. The available borrowing limit under this operating line is determined based on trade receivables and inventory levels. The utilization of this line of credit draws interest at prime plus 0.5%. The Corporation has entered into a general security agreement with its bank to secure such indebtedness. At December 31, 2005 and 2004 this operating line of credit was not being used.

Accounts receivable at December 31, 2005 was $13.3 million, $3.3 million less than the December 31, 2004 balance of $16.6 million. In 2004, CSI carried accounts receivable associated with sales of Outback product during the fourth quarter to RHS, Inc. Following the acquisition of the Outback Business in 2005, Outback product is sold directly to end customers, and for retail sales, these generally take place by cash or credit card; therefore, the accounts receivable associated with the Outback Business has declined significantly following the acquisition.

Inventories consist of components, work in process and finished goods related to the products manufactured and sold by the Company. Inventory levels increased from $6.4 million at December 31, 2004 to $11.1 million at the end of December 2005. The increase in inventory relates primarily to the Outback Business inventory, which must be carried at a sufficient level to support expected demand in the strongest selling season which takes place in the first half of the year. The Company continues to focus on optimizing its inventory levels.

Foreign Exchange Hedging Program
Management has implemented a risk management program to mitigate the impact of foreign exchange fluctuations on its US dollar denominated working capital. The Board of Directors has approved the initiation of financial instruments with a maximum notional value of US$20 million and which offset the exposure the Company faces in carrying positive US dollar working capital. To date, the Company has entered financial instruments which are settled for cash on the last business day of each quarter using the Bank of Canada noon day rate as the reference foreign exchange rate. At the end of each quarter in 2005, no financial instruments remained outstanding. In 2005, the Company received cash payments of approximately $400 thousand, offsetting foreign exchange translation losses incurred with respect to US dollar denominated working capital.

Property and Equipment
During 2005, excluding assets acquired in connection with the acquisition of the Outback Business, the Company invested $4.0 million in property and equipment. Of this amount, $2.7 million was purchased for cash, and $1.3 million was purchased under capital lease. Capital leases were utilized due to the low interest rates negotiated, and the value of warranties and services accompanying the leases, which made them cost effective for the Company.

Significant capital additions in 2005 included information technology-related capital incurred for hardware and software to upgrade the Company's network infrastructure and operating system, as well as test equipment and licensing costs associated with the GSM desktop cellular telephone. Other capital assets acquired include production tools, moldings, fixtures, computer hardware and software.

In connection with the acquisition of the Outback Business, tangible capital assets were acquired totaling $2.0 million and intangible capital assets were acquired totaling $5.2 million. Tangible assets included office equipment, computer equipment, computer systems, vehicles and other assets. Intangible assets included trade-names, customer lists, customer and dealer relationships, technology and a non-competition agreement.

Goodwill
Goodwill of $18.0 million was recorded arising from the Outback Business acquisition.

Share Capital
At March 30, 2006, there were 45,926,078 common shares outstanding.

On April 8, 2005, 4.4 million shares were issued as a component of the consideration for the acquisition of the Outback Business.

On April 19, 2005 CSI announced it had closed a private placement for 4 million shares at a price of $3.75 for total proceeds of $15 million before costs. The net proceeds were used to pay the cash component of the Outback Business acquisition purchase price and the remainder were used for general corporate purposes.

During the year ended December 31, 2005, 2,944,718 share purchase warrants were exercised for total cash proceeds of $6.0 million.

During 2005, 1,070,579 stock options were exercised for cash proceeds of $2.4 million.

Cash Flow
Continuing operations generated $1.9 million of cash in 2005, after consideration of the net change in non-cash working capital. Discontinued operations utilized cash of $4.3 million. Net proceeds from common shares issued in 2005 were $22.3 million. Of these funds, $12.8 million of cash was used for the cash component of the consideration paid for the acquisition of the Outback Business, including acquisition costs. In addition, $2.7 million of cash was used to acquire capital assets and $2.2 million was used for principal repayments on long-term debt and capital leases.

Contractual Obligations

Effective December 31, 2005 (000's)	Total	Payments Due by Period Less than 1-year	1 to 3 years	4 to 5 years	After 5 years
Long-term debt	$ 784	$ 483	$ 301	$ –	$ –
Capital lease obligations	1,149	741	408	–	–
Operating leases	5,102	1,272	2,007	1,437	386
Total contractual obligations	$ 7,035	$ 2,496	$ 2,716	$ 1,437	$ 386

Related Party Transactions
In connection with the acquisition of the Outback Business, the Company has ongoing transactions with the seller, RHS, which is a company wholly-owned by a director and member of CSI's senior management team. The details, including the business purpose of the transactions, the recorded amounts and the measurement basis used is provided in note 15 of the consolidated financial statements.

Subsequent Events
On January 19, 2006, the Company announced that it had completed the acquisition of the business assets, including working capital of approximately US$250,000, of Del Norte Technology, Inc. for cash of US$940,000. Del Norte has operated for over 20 years designing and manufacturing GPS products for the aerial guidance market – primarily targeted towards crop dusting or aerial spraying. As such, Del Norte has been a competitor of the Hemisphere Aerial Guidance product line. In 2005, Del Norte sales were approximately US$1.7 million. Hemisphere GPS will combine the operations of Del Norte with its Aerial Guidance product line and will continue to offer its Satloc brand, alongside the Del Norte brand.

Critical Accounting Policies and Estimates
CSI prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada. The preparation of these financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates are based on Management's historical experience and various other assumptions that are believed by Management to be reasonable under the circumstances. Such assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

1. The Company maintains an allowance for doubtful accounts for estimated losses that may occur if customers are unable to pay trade balances owing to CSI. This allowance is determined based on a review of specific customers, historical experience and economic circumstances.
2. Inventories are carried at the lower of cost and market value. Provisions for excess or obsolete inventory are recorded based on our assessment of the estimated market value of component, work in process, and finished goods inventory.
3. The Company performs the required test for goodwill impairment annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. In performing the required test, Management estimates the future cash-flows of each its reporting units.
4. The Company evaluates its future tax assets and records a valuation allowance where the recovery of future tax does not meet the required level of certainty. At December 31, 2005, valuation allowances are provided for the full amount of future tax assets.
5. CSI accrues provisions for product warranty expenses for the repair or replacement of defective products. The accrual is based on our assessment of historical experience. If we suffer a decrease in the quality of our products, an increase in our accrual may be required.

Effective January 1, 2004, the Company retroactively adopted the new Canadian accounting standards that apply the fair value method to all stock-based payments and awards. Under the fair value method, the Company calculated the fair value of stock option grants or direct awards of stock and recorded that fair value as compensation expense over the vesting period of those grants and awards.

Business and Market Risks
The nature of the Company's business gives rise to certain risks that may impact future financial results. In addition to risks described elsewhere in this report, the Company identifies the following risks to currently be the most significant:

1. *Foreign Currency Valuations*

Sales of most CSI products are predominately transacted in US dollars. As revenues are reported by the Company in Canadian dollars, the Company is exposed to risk associated with US and Canadian dollar currency fluctuations. These risks are mitigated to some extent by purchasing most inventories, other materials and many services in US dollars. A strengthening in the Canadian dollar relative to the US dollar results in lower revenues and earnings for the Company. As the Company expands with increased sales into Europe and other countries, it is expected that it may be necessary to transact sales in foreign currencies other than US dollars, thus exposing the Company to additional foreign currency risk.

In 2005 the Company entered into derivative financial instruments to manage its foreign currency exposure in connection with the implementation of a foreign exchange risk management program. Although this program has been implemented, there is no guarantee the Company will not experience foreign exchange gains and losses.

2. *General Economic and Financial Market Conditions*

In 2005, the Company faced negative conditions in economic, financial and product markets. Negative changes in market and business environments, or adverse geopolitical events, could have a negative impact on the Company's 2006 performance. The Company's agricultural product sales were affected by drought conditions in 2005 and in prior years. These conditions negatively impacted sales of agriculture guidance products. Should drought conditions arise in 2006, the Company could be faced with lower-than-expected revenues in these market areas.

3. *Dependence on Key Personnel and Consultants*

The Company's success is largely dependent upon the performance of personnel and key consultants. The unexpected loss or departure of any of the key officers, employees or consultants could be detrimental to future operations. The success of the Company will depend, in part, upon the ability to attract and retain qualified personnel as they are needed. The competition for highly skilled technical, research and development, management, and other employees is high in the GPS and wireless industries. There can be no assurance that we will be able to engage the services of such personnel or retain our current personnel.

4. *Competition*

CSI Wireless is operating in a highly competitive industry that is constantly evolving and changing. The Corporation expects this competition to increase as new competitors enter the market. Many of our competitors have greater financial, technical, sales, production and marketing resources. We compete with companies that also have established customer bases and greater name recognition. This may allow competitors to respond more quickly to the GPS and/or wireless markets and better implement technological developments. There is no assurance the Company will be able to compete on the same scale as these companies. Such competition may result in reduced sales, reduced margins or both.

5. *Third Party GPS and Wireless Dependence*

Many of the Company's products rely on signals from satellites that it does not own or operate. Such satellites and their ground support systems are complex electronic systems subject to electronic and mechanical failures and possible sabotage. The satellites have limited design lives and are subject to damage by the hostile space environment in which they operate. If a significant number of satellites were to become inoperable, there could be a substantial delay before they are replaced with new satellites. A reduction in the number of operating satellites would impair the current utility of the Global Positioning System (GPS) and/or the growth of current and additional market opportunities, which would adversely affect our results of operations. In addition, there is no assurance that the US government will remain committed to the operation and maintenance of GPS satellites over a long period of time; or that the policies of the US government for the commercial use of GPS without charge will remain unchanged.

Customers can only use wireless products over wireless data networks operated by third parties. If these third-party network operators cease to offer effective and reliable service, or fail to market their services effectively, sales of the Company's products may decline and revenues may decrease.

6. *Dependence on New Products*
The Company must continue to make significant investments in research and development to develop new products, enhance existing products and achieve market acceptance for such products. However, there can be no assurance that development-stage products will be successfully completed or, if developed, will achieve significant customer acceptance. If the Company is unable to successfully define, develop and introduce competitive new products, and enhance existing products, future results of operations would be adversely affected.

7. *Availability of Key Supplies*
The Company is reliant upon certain key suppliers for raw materials and components, and no assurances can be given that we will not experience delays or other difficulties in obtaining supplies as a result of trade disputes or other matters. While no single vendor currently supplies more than 10% of the raw materials used by the Company, the raw materials used in certain operations are available only through a limited number of vendors. Although we believe there are alternative suppliers for most of our key requirements, if our current suppliers are unable to provide the necessary raw materials or otherwise fail to timely deliver products in the quantities required, any resulting delays in the manufacture or distribution of existing products could have a material adverse effect on our results of operations and its financial condition.

8. *Credit Risk*
The Company has undergone significant sales growth resulting in a significant growth in its customer base. As a result, the Company has an increased exposure to credit risk related to trade balances owing from customers. In the normal course of business, the Company monitors the financial condition of its customers and reviews the credit history of new customers to establish credit limits. The Company establishes an allowance for doubtful accounts that corresponds to the credit risk of our customers, historical trends and economic circumstances. Losses could be realized by the Company if customers default on their balances owing.

Disclosure Controls and Procedures
Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of December 31, 2005, that the Company's disclosure controls and procedures are effective to provide reasonable assurance that material information related to the Company, including its subsidiaries, is made known to them by others within the Company. It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.


File No.
82-34943



CSI WIRELESS INC.

ANNUAL INFORMATION FORM

For the fiscal year ended December 31, 2005

March 31, 2006

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this annual information form ("Annual Information Form"), and in certain documents incorporated by reference into this Annual Information Form, constitute forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. We believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this annual information form should not be unduly relied upon. These statements speak only as of the date of this Annual Information Form or as of the date specified in the documents incorporated by reference into this Annual Information Form, as the case may be.

In particular, this Annual Information Form, and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

- financial results;
- new and emerging markets;
- technological developments;
- availability of wireless data networks;
- expectations regarding the ability to raise capital; and
- research and capital expenditures programs.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Information Form:

- competition;
- departure of key personnel or consultants;
- inability to introduce new technology and new products in a timely manner;
- misappropriation of proprietary information;
- incorrect assessments of the value of acquisitions;
- fluctuation in foreign exchange or interest rates;
- reliance on key suppliers;
- dependence on major customers;
- product liability;
- stock market volatility and market valuations;
- changes in income tax laws; and
- the other factors discussed under "Risk Factors".

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward looking statements contained in this Annual Information Form and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements and readers should also carefully consider the matters discussed under the heading "Risk Factors" in this Annual Information Form.

On December 6, 2005, we announced the introduction of the Crescent Vector OEM module – a new heading sensor module (or circuit board) featuring our new proprietary Crescent receiver technology. The module is designed primarily for marine applications, but can also be used for other markets including agriculture and machine control.

On December 14, 2005, we announced that we had reached a sales milestone by selling more than 2,000 of our Outback eDrive and Satloc® GPSteer automated steering systems for tractors and other self-propelled agricultural equipment. We introduced our automatic steering products in North America in early 2004, and in South America, Europe and Australia in 2005.

Anticipated Changes in the Business

In accordance with our business strategy, we will continue to pursue cost-effective and timely strategic investments, acquisitions, partnerships and dispositions that will improve our competitive and financial position.

On January 3, 2006, we announced that we had acquired the business assets of Del Norte Technology, Inc. ("Del Norte") located in Dallas, Texas. Further details regarding this acquisition are included in the Recent Developments section of this document.

On February 9, 2006, we announced that we had reduced staff and expenses in the telematics product line and had commenced the search for a buyer. We expect to sell the elements of this product line to one or more buyers during 2006. Further details regarding this announcement are included in the Recent Developments section of this document.

SIGNIFICANT ACQUISITIONS

On April 8, 2005, the Company, through its wholly-owned subsidiary Satloc LLC, completed the acquisition of certain sales, marketing and distribution assets relating to the Outback line of products from RHS Inc. A Business Acquisition Report (Form 51-102F4) was filed with respect to this acquisition on August 12, 2005 which is incorporated into this document by reference. The Outback Business became an integral part of our GPS business unit which is now branded "Hemisphere GPS". In connection with the integration of the Outback Business with our GPS business unit, Satloc LLC was renamed to Hemisphere GPS LLC.

RECENT DEVELOPMENTS

On January 19, 2006, we announced the completion of our acquisition of the business assets of Del Norte, for US$940,000. Under the terms of the agreement, which took effect January 1, 2006, we also acquired approximately US$250,000 of working capital from Del Norte. We combined Del Norte with our own Hemisphere GPS aerial guidance division to create a new division called Hemisphere Air.

On January 27, 2006, we announced the receipt of more than $5 million of new purchase orders for our fixed wireless phones.

On February 2, 2006 we announced the introduction of two new fixed wireless telephones featuring GSM technology.

On February 9, 2006, we announced the reduction of staff, expense and overall investment within our telematics product line. In the fourth quarter of 2005, based upon a strategic determination to focus on business lines with the greatest opportunity, we commenced the search for a buyer for our telematics product line. We are in discussions with potential buyers and are expecting to complete the disposal of the product line during 2006. As a result, and in accordance with Canadian generally accepted accounting principles ("GAAP"), the Telematics financial components have been treated as "discontinued operations" in the Company's financial statements (please refer to the consolidated financial statements and management discussion and analysis for the year ended December 31, 2005). Given these actions, references to the telematics product line have been removed from the Description of Our Business section in this document.

On February 14, 2006, we announced we that have secured experienced international distributors for our new fixed wireless phones featuring GSM technology.

On February 27, 2006, we announced that Mr. Michael Brower had resigned from our Board of Directors.

On March 7, 2006 we announced the receipt of more than $7.5 million in purchase orders for our GSM-based fixed wireless telephones.

On March 7, 2006, we released our fourth quarter and fiscal 2005 financial results.

DESCRIPTION OF OUR BUSINESS

HEMISPHERE GPS BUSINESS UNIT

General

Through our Hemisphere GPS business unit, we design, manufacture and market precision GPS positioning products for multiple markets including agriculture (both aerial and ground applications), marine, geographic information systems ("GIS"), mapping and surveying. Our products include ground and aerial guidance systems for agriculture, high-accuracy DGPS receivers, autonomous GPS receivers, OEM engines (PCB-based GPS and DGPS sensors), and GPS and DGPS antennas.

Industry Background

The Global Positioning System

The United States' Department of Defence ("DoD") operates a reliable, 24-hour-per-day, all-weather Global Positioning System ("GPS"). This system consists of ground control facilities and a constellation of 24 satellites (plus active spares) orbiting the Earth at an altitude of approximately 22,000 km.

How GPS Works. GPS satellites transmit coded information to users at band frequencies (1.575 GHz) that enable user equipment to calculate a range to each satellite. GPS is a timing system; that is, ranges are calculated by timing how long it takes for the GPS signal to reach the user's GPS antenna. The GPS receiver calculates the range by referencing the time of transit of the signal to the speed of light.

To calculate a geographic position, the GPS receiver uses a complex algorithm incorporating satellite coordinates and ranges to each satellite. Reception of any four or more of these signals enables a GPS receiver to compute three-dimensional coordinates. Tracking of only three satellites reduces the position fix to two-dimensional coordinates (horizontal with fixed vertical). The GPS receiver calculates its position with respect to the phase centre of the GPS antenna.

GPS Services

The positioning accuracy offered by GPS varies depending upon the type of service and equipment available. For security reasons, two GPS services exist: the Standard Positioning Service ("SPS") and the Precise Positioning Service ("PPS"). The US DoD reserves the PPS for use by its personnel and authorized partners. The SPS is provided free of charge, worldwide, to all civilian users.

In order to maintain a strategic advantage, the US DoD used to artificially degrade the performance of the SPS so the positioning accuracy was limited to 100 metres 95% of the time. This intentional degradation was called Selective Availability. On May 1, 2000, Selective Availability was reduced to zero, effectively turning off the degradation. The intent, which has proven to be quite successful, was to stimulate the development of applications that utilize GPS technology, together with the related social and economic benefits.

With Selective Availability effectively turned off, autonomous GPS is able to achieve a horizontal accuracy of about 10 meters, with 95% confidence.

Differential GPS

The purpose of differential GPS (DGPS) is to remove the effects of ionospheric errors, timing errors, and satellite orbit errors, with the goal of enhancing GPS system integrity and position accuracy. Prior to May 1, 2000, DGPS also reduced the impact of Selective Availability.

How it Works. DGPS involves setting up a reference GPS receiver system at a point of known coordinates. This receiver makes distance measurements, in real-time, to each of the GPS satellites, which includes any errors present in the system. The base station receiver calculates what the true range should be without errors, knowing its own coordinates and those of each satellite. The difference between the known and measured range to each satellite is the range error. This error is the amount that must be removed from each satellite distance measurement to correct for errors present in the system.

Real-Time DGPS. To correct for system errors in real-time, the GPS base station transmits the range error corrections to remote receivers using wireless communications. The remote receiver corrects its satellite range measurements using these differential corrections, providing a more accurate position. This approach is the predominant DGPS strategy used for real-time applications.

Positioning using corrections generated by DGPS radio beacons (Beacon DGPS) provides a horizontal accuracy of one to five meters with 95% confidence. Positioning using corrections generated by Wide Area Augmentation Systems (WAAS) or other L-Band subscription-based differential networks (L-Band DGPS) provides a horizontal accuracy of 1 meter or better with 95% confidence. CSI's GPS technology for our SLX and SX products is capable of centimetre-level accuracy with a short-range (1 to 10 km) base station and radio link.

Differential GPS Services

We offer receiver equipment that is compatible with the three main differential correction services: beacon DGPS, L-Band Satellite DGPS, and Space Based Augmentation Systems (SBAS).

Beacon DGPS. Many marine authorities around the world have installed networks of medium-frequency (283.5 to 325 kHz) beacons that broadcast free GPS correction information to users. When in range of a beacon, these signals may be used to differentially correct a GPS position. The achievable accuracy depends on the sophistication of the GPS receiver used and ranges from one to five metres.

An advantage of the free beacon service over satellite-based services is that beacon signals are able to provide excellent coverage around obstacles, similar to how AM radio signals are able to penetrate tree canopies or diffract around obstacles such as buildings and other structures. The disadvantages include beacon GPS' susceptibility to noise interference by man-made equipment and the decreasing applicability of correction information as users move away from the base station.

L-Band DGPS. Currently, a number of private organizations provide, for a subscription fee, differential corrections to the positioning industry by transmitting correction data via an L-band communication satellite. They include the OmniSTAR® and Veripos systems and they provide almost worldwide signal coverage.

Because L-band DGPS features networks of reference stations to provide correction information throughout the coverage regions, the correction data is optimized so it does not degrade as readily as single reference station services, such as beacon DGPS. This feature results in improved consistency of performance when compared to conventional services, which improves the confidence of system users. Although the performance of L-band systems is more consistent than single base station systems, the overall accuracy provided is similar.

Because these services broadcast in the L-band, similar to GPS, they are line-of-sight signals. The satellite must be in view of the antenna at all times or the signal may be lost.

Space Based Augmentation Systems. The most notable Space Based Augmentation System (SBAS) is the US Federal Aviation Administration's Wide Area Augmentation System (WAAS). Others include Europe's EGNOS (European Geostationary Overlay System) and Japan's MSAS (MTSAT Satellite-Based Augmentation System). They are similar to L-Band DGPS in that they use satellite transponders to relay correction information back to Earth.

These free-of-charge SBAS have been developed primarily for aviation navigation. They use a different methodology for correcting GPS errors than beacon or L-band services. Instead of attempting to solve for the sum of errors as observed by measurements to each satellite, SBAS attempt to solve for each error separately. The advantage of this approach is that if the errors – including satellite orbit, clock, and ionospheric errors – can be determined separately, a more consistent level of accuracy can be achieved in comparison to range measurement methods. Even though the elegance of this correction technique will likely improve the consistency of accuracy further over L-band services, it will provide a similar level of overall accuracy when compared to beacon and L-Band services.

Another benefit of SBAS is that their signals are broadcast at the same frequency as GPS, enabling suitably designed GPS receiver systems to track both GPS and WAAS. This reduces overall system costs, compared to requiring a separate differential receiver for beacon or for L-band. However, a drawback of transmitting data at the GPS frequency is that the signal is line-of-sight – increasing the potential for signal loss.

WAAS provides excellent coverage of most of the US, southern Canada and Mexico. WAAS is also being upgraded (additional reference stations, satellites, etc.) during the next few years to expand coverage and ensure that it is even more accurate. SBAS coverage over other regions of the world is the responsibility of respective regional authorities. The overall goal of SBAS is to develop an interoperable GPS augmentation system covering the majority of air traffic routes. It is likely that this will ultimately provide coverage to the majority of the world.

The CSI Wireless Solution

Through our Hemisphere GPS business unit, CSI Wireless has been a leader in the design and manufacture of competitive, high-accuracy, cost-effective GPS positioning devices since 1990. The following characteristics describe the competitive advantages associated with our GPS products.

Technology. Our technology portfolio has been expanded beyond differential GPS technology through development and strategic acquisitions. Today, our technology portfolio includes strong proprietary technology in GPS, DGPS and guidance. Our GPS engineering team has become known in the industry for innovation and creativity as a result of achievements such as:

- We developed a high-quality beacon receiver design that provides superior immunity to man-made noise, resulting in high performance under noisy conditions.
- The SLX-2 and SX1 modules provide sub-5 cm accuracy positioning for advanced applications by incorporating Real-Time Kinematics ("RTK") technology.
- Cost reductions have been continually achieved through initiatives such as combining GPS and differential receivers in a single module to share common resources, and the design of integrated antennas.
- We have developed a GPS heading system that combines two GPS receivers and two antennas into a single enclosure to provide heading information to within half-degree accuracy.
- We developed the Crescent technology – our own application-specific integrated circuit ("ASIC") providing our GPS receivers with greater accuracy and performance than previously available for lower cost.

Range of Options. Our products offer a range of options to customers. For example, our Outback family of products starts with basic guidance for agricultural applications. Beyond this entry point, customers can expand their guidance capability with auto-steering and situational awareness products as their comfort with the technology grows. Our DGPS products are compatible with all three primary sources of differential corrections currently available: beacon, L-Band and SBAS. This provides customers with the option of selecting the technology that is most compatible with the application while considering several factors including the required precision and cost. To date, none of the DGPS correction sources has proven itself as an industry standard because each source has its advantages and disadvantages.

Price. Hemisphere GPS has distinguished itself as a low-cost provider of GPS guidance and positioning devices while maintaining a high level of performance, features and quality. We continue to pursue means of reducing the cost of our products to maintain our competitive advantage. For example, we introduced the Crescent technology in 2005 which provides higher performance and features for lower cost.

Reliability. Our products are designed to meet very high standards of reliability in a wide range of applications and environments. For example, we have implemented a difficult agricultural standard (EP455) against which we evaluate our products. Meeting these standards will ensure our products can withstand the harshest environments.

Quality. We have selected GPS component suppliers that meet very high standards for quality. Manufacturing our GPS products internally allows us to maintain a high standard of quality control and documentation to ensure continued production of high-quality products.

Ease of Use. Our products are designed for ease of use by commercial or consumer businesses. The Outback product line, targeted to farming customers, provides for simple, out of the box installation and use. Our commercial products are designed for simple integration with our customers' applications and/or products. A significant investment is made in customer support to ensure that both consumer and commercial customers have the resources they need to achieve full benefit from the products.

Business Strategy

Expand Technology Portfolio. Our Hemisphere GPS business unit's success has been driven by the ability of the research and development team to develop new positioning technology, respond to environmental and market changes, and apply creativity and innovation in the development of new products that meet the evolving demands of our customers. We intend to continue focusing on technology leadership and innovation.

Optimize Product Cost. We intend to continue to aggressively pursue opportunities to reduce or optimize the cost of our products by balancing functionality, performance and quality with customer needs, as well as through design and manufacturing improvements.

Expand and Develop Strategic Relationships. We believe that strategic relationships with suppliers, OEMs and other customers enable us to realize value from our technology while avoiding or reducing the dedication of resources to many areas.

Enhance Manufacturing Quality and Capacity. We have focused on the maintenance of high-quality standards for manufacturing. Time and resource investments in quality development, and design and manufacturing processes, are critical to ensure that our products meet our customers' functionality, performance and quality requirements.

Pursue Focused Acquisitions. We believe that we have the products, brands, people and intellectual property that can continue to support organic growth. However, we will supplement internal growth and technology development with acquisitions when and where this will accelerate the achievement of our business strategy. For example, our acquisition of the Outback Business from RHS in April 2005 significantly expanded our product offerings, branding and distribution capabilities in the precision agriculture market. Similarly, in early 2006, we acquired Del Norte, to solidify our position in the aerial guidance market.

Invest in the Corporation's Intellectual Capital. We believe the employees in all levels of our organization have been, and will continue to be, the key factor in achieving our objectives. As a result, we will continue to place a high priority on our intellectual capital.

Products

Agriculture Guidance Products

Our guidance products for agricultural use include our popular Outback S and second-generation Outback S2, Outback 360, Outback Hitch, Outback eDrive, and our new Outback Baseline™ product.

Our Outback S is a DGPS guidance system featuring a WAAS and L-band receiver. The Outback S enables farmers to navigate their fields with minimal overlap whether in straight lines or contours in any visibility, including darkness. Eliminating overlap saves enough time, fuel, fertilizer and insecticide that Outback S purchasers say they typically recoup the costs of their easy-to-install and operate guidance systems in only 12 to 18 months.

Our new Outback S2 is a DGPS guidance system that has all the features of the Outback S plus our new proprietary Crescent receiver technology that enables the system to achieve a 50% increase in accuracy, along with other performance advantages.

Our Outback 360 is an accessory product to the Outback S and Outback S2. It is a computerized visual aid system that features a high-resolution colour display that effectively enables farmers to look down from the sky – monitoring the progress of their tractors and farming implements as they move across their fields, while collecting and processing data.

Our Outback Hitch is another accessory product to the Outback S and Outback S2. It enables the hitch or link between the tractor and the agricultural implement trailing behind to automatically adjust to the left or right. Using the Outback Hitch keeps implements precisely on track – overcoming the impact of curves, hillsides and inattentive driving.

Our Outback eDrive is another accessory product to the Outback S and Outback S2. It is a GPS-assisted auto-steering system that enables farmers to drive their tractors and other self-propelled agricultural equipment hands-free, along straight or contoured lines. We also offer a Satloc-branded OEM-oriented version called GPSteer. Both systems enable operators to focus their attention on monitoring sprayers, combines or other equipment to achieve greater efficiency. Another key benefit is the reduction in driver fatigue – enabling the machinery to operate for more hours each day, or through the night if necessary.

Our new Outback Baseline is a high-definition DGPS base station receiver system for agricultural applications that achieves much more accuracy than conventional DGPS while also being much more affordable than RTK (Real-Time Kinematic) GPS. Outback Baseline features our proprietary high-performance Crescent receiver technology.

Our guidance products for agricultural use also include a variety of Satloc-branded items including our AirStar M3™, LiteStar II and GPSteer.

The AirStar M3 is a high-performance aerial guidance system, while the LiteStar II is a high-performance land-based guidance system. Both are very accurate for spraying, swathing, mapping, yield monitoring and soil sampling.

GPSteer is our new OEM-oriented, hands-free auto-steering system for tractors and other self-propelled agricultural equipment. Its Outback-branded counterpart is the Outback eDrive.

Our guidance products for the agriculture industry now also include our Del Norte line of aerial guidance systems and automated rate control systems for aerial spraying.

Original Equipment Manufacturer ("OEM") Products

Hemisphere GPS' OEM products, most of which are designed to serve markets other than agriculture, include the SBX-3B, SLX-2, SX-1 and the Vector OEM.

Our SBX-3B is a differential beacon engine that augments a separate GPS receiver with free correction signals from beacon stations. The resulting positioning accuracy of the GPS receiver is between one and five metres.

Our SLX-2 is a DGPS engine equipped to receive additional signals from two global sources – the subscription-based L-band OmniSTAR system, and/or freely available SBAS such as the US WAAS, Europe's EGNOS, and Japan's MSAS. The SLX-2 features Hemisphere GPS' unique COAST™ and e-Dif® technology that enable it to continue to effectively use out-dated differentially corrected data for up to 40 minutes without any significant accuracy degradation.

Our SX-1 is a very affordable module for receiving DGPS and SBAS signals. It features Hemisphere GPS' COAST and e-Dif technologies and is accurate to less than one metre – making it ideal for applications such as agricultural guidance, GIS and mapping.

Our Vector OEM is a complete GPS compass and positioning system designed primarily for the marine market but it can also be used for agricultural guidance and machine control. Its positioning performance is sub-meter 95% of the time when using internal SBAS corrections, optional on-board beacon corrections, or externally input corrections.

GPS Heading Systems

We introduced our Vector line of GPS heading systems in late 2002. Representing an entirely new core technology for us, the systems enable users to maintain very accurate headings at substantially less than the cost of traditional gyrocompasses. The Vector line incorporates our exclusive COAST technology.

The Vector is designed primarily for marine use, while the Vector Sensor is targeted to the marine industry and for the rapidly emerging machine control market – including agricultural and heavy construction equipment.

The Vector is a "smart antenna" system that combines two GPS receivers and two antennas into a single enclosure about a half-metre long. Using a sophisticated moving base station RTK technique, the Vector provides heading information to within a half-degree (0.5°) accuracy – enough to replace gyrocompasses for many applications at a fraction of the cost. It is capable of receiving accuracy-enhancing data from land-based DGPS beacon stations and from space-based WAAS, EGNOS and MSAS.

The Vector Sensor is similar to the Vector in that its two receivers and other electronics are housed in a single enclosure; however, each of the Sensor's two antennas are housed in a separate enclosure. Users can increase the distance between the antennas which increases the heading accuracy. With the antennas two meters apart, the Vector Sensor computes heading information with better than 0.15 degree accuracy. This accuracy matches or exceeds the accuracy of competitors' products while being significantly more affordable.

Integrated GPS Receivers

Our integrated receivers include the ultra-compact Seres, a combined DGPS/SBAS receiver and antenna system designed to serve several markets including agricultural guidance, GIS and mapping. The Seres features our exclusive COAST technology, and is also compatible with our unique e-Dif software.

Our other integrated receivers include the DGPS MAX, MBX-3S, SLXg3, SLXg3 Combo, MiniMAX and PowerMAX. These receivers are intended for a wide variety of applications including marine and land navigation, precision guidance in agriculture, asset-tracking, GIS and mapping. The DGPS MAX, which is our flagship integrated receiver, features beacon, SBAS, OmniSTAR capability, plus COAST technology. The MiniMAX features beacon and SBAS capability and the PowerMAX features beacon, SBAS, OmniSTAR and Bluetooth capability.

GPS Software

We have a growing variety of innovative GPS software products, including several that significantly enhance the location-sensing capabilities of our other products.

Our software includes COAST, which enables DGPS receivers to use original differential data for up to 40 minutes without seriously degrading accuracy. COAST makes various Hemisphere GPS receivers less likely than competing products to be affected by trees, buildings and other obstacles that temporarily block differential signals. COAST enables the receivers to "coast" through temporary signal outages with minimum impacts on accuracy. Hemisphere GPS products that incorporate COAST include the Seres, SX-1, SLX-2, Vector, Vector Sensor and DGPS MAX.

We also have e-Dif or "extended differential" software that enables standard GPS receivers to achieve the much higher accuracy available from DGPS without any help from accuracy-enhancing differential signals. e-Dif enables a standard GPS receiver, capable of only 10-metre or 15-metre accuracy, to internally generate differential corrections that improve its accuracy to one metre without the expense or potential uncertainties of differential signals. e-Dif computes corrections that last for as long as 40 minutes, after which the receiver re-computes a fresh set of corrections for another 40 minutes.

e-Dif can save customers the cost of subscription fees for DGPS signals in regions such as South America, Africa and Australia where no signals are available for free. Even in North America, where signals are free, e-Dif is a valuable back-up against signal outages. And in northern latitudes, including many parts of Canada, e-Dif can achieve better accuracy than what is possible using free differential signals from public satellite networks such as WAAS, or when a receiver is on the fringe of land-based radio beacon networks.

CSI has integrated e-Dif software into many of its products including the DGPS MAX, SLX-2, SLXg3, SLXg3 Combo, Seres, AgIQ, Outback S and Outback S2.

Research and Product Development

The focus of the Hemisphere GPS business unit's research and development team is on expanding our core GPS positioning and guidance technologies and on developing new products. We believe research and product development are primary factors contributing to our success and primary barriers to potential competitors' entry into the GPS industry. Accordingly, we intend to continue investing significant resources in research and product development.

ASIC GPS DSP. In May 2005, we completed development of our own patented application-specific integrated circuit (ASIC) GPS correlator digital signal processor ("DSP"), branded as Crescent receiver technology, and began introducing it to the market. We gradually supplanted the commercial correlator IC we had been using with our proprietary ASIC GPS DSP, and integrated it into our existing GPS product lines, as well as using the device in new product designs. At the same time, with our OEM partners, we started planning the switch-over of customer-specific GPS products to Crescent technology. The Crescent GPS DSP correlator provides a significant improvement in accuracy to Hemisphere GPS products, avoids the risks and costs of purchasing GPS DSP technology from a third party. In addition, controlling our own core GPS intellectual property enables us to modify its implementation as needed for tailor-made GPS solutions.

Microstrip GPS Antenna. In early 2006, we completed development of our new Apex patent-pending GPS antenna technology. Apex technology is a broadband aperture-coupled GNSS microstrip patch antenna that provides enhanced broadband GPS performance, including OmniSTAR reception, enhanced multi-path rejection, excellent axial ratio and frequency response, very low noise, and improved product manufacturability.

Crescent-equipped SX2 GPS Circuit Board. Our product development team has completed the integration of our SX2 GPS board, using Crescent technology, into our Outback product line. This is enabling us to ship a next-generation Outback S2 guidance system with enhanced features and performance and lower manufacturing costs.

Other. Our automatic steering systems are now supported on a large number of after-market agricultural vehicles with improved control. We are also in the final stages of field testing and development of the Outback Baseline that will offer improved accuracy through "local differential."

Marketing, Sales and Distribution

We are focused on providing low-cost GPS guidance and positioning technology and products to growing commercial and consumer GPS markets. Our strategy for distribution of our GPS products has traditionally been through large OEMs and dealer networks with established channels for multi-country distribution. This strategy has eliminated the need to devote significant resources to developing these distribution channels on our own. As part of its distribution strategy, we have developed strategic relationships with suppliers, OEMs and distributors that enable us to participate in a broader range of high-growth commercial and consumer GPS-enabled markets.

In 2005, we broadened our sales and distribution strategy with regard to the after-market precision agriculture markets through the distribution network acquired with the Outback business. Outback has an extensive distribution network and branding presence which significantly expanded our reach in the precision agriculture markets.

Our Hemisphere GPS business unit serves global markets. Of its 2005 sales, 54.6% (2004 – 76.8%) occurred in the US, 10.1% (2004 – 4.5%) occurred in Europe, 18.6% (2004 – 4.6%) occurred in Canada and 16.7% (2004 – 14.1%) occurred in other areas of the world.

Our GPS guidance products currently serve the agriculture, marine, GIS and other markets. Our DGPS products are focused on markets where an accuracy level of five meters or less is required.

Our GPS guidance products provide solutions for agriculture, GIS and mapping applications including ground-based chemical applicators, yield monitoring, soil sampling, crop scouting and other precision farming applications.

From a customer's perspective, the primary benefits provided by DGPS and GPS are more accurate navigation, improvements in productivity and safety, and savings in costs and time. For example, in farming applications, our guidance products result in savings to users through reduced overlap and reduced driver fatigue. In addition, our products can be used in conjunction with devices that monitor the grain yield on harvesting equipment. This yield monitor constantly records the harvest yield and, in conjunction with a DGPS system, enables yield-by-field location maps which can be used in subsequent years to increase or decrease the type and amount of fertilizers and other additives used. Significant cost savings can be achieved by using these types of precision farming techniques.

In marine applications, our commercial customers typically use our products for accurate navigation – enabling vessels to maintain accurate headings while navigating at substantially less cost than traditional gyrocompasses.

Competition

We have competitors in each of our target markets and expect competition to intensify as acceptance and awareness of GPS technology increases. One of our main competitors is Trimble Navigation Limited ("Trimble"). Trimble's GPS products currently address the survey and mapping, tracking and communications, navigation, precision agriculture and military systems markets. Other competitors offering products similar to those of Hemisphere GPS include NovAtel Inc., Thales Navigation Inc., Beeline Technologies Inc., Novariant, Inc. and Raven Industries. In addition, we expect to face competition from new market entrants over time.

We believe the principal competitive factors in the markets we serve include: ease of use, physical characteristics, power consumption, product features (including DGPS), product reliability, price, size of installed base, brand reputation, vendor reputation and financial stability of the vendor. Management believes Hemisphere GPS' products compete favourably with competitors' products on the majority of the foregoing factors. Management also recognizes that we may be at a competitive disadvantage against companies with greater financial, marketing, service and support and technological resources.

We also face competition from various low-end manufacturers of DGPS receivers. Management believes that Hemisphere GPS' primary advantage is that its digital-based products are viewed in the marketplace as being more reliable for everyday operation and offering a larger coverage range relative to certain competing analog-based products.

Manufacturing

We manufacture and populate all printed circuit boards and complete the final assembly and quality assurance testing of OEM modules, integrated positioning units and antennas in-house at our Calgary facility. The operations department of our Hemisphere GPS business unit provides production engineering to ensure that our products can be manufactured in large volumes, technical production problems are corrected and averted, and alternative production methodologies are introduced to remain competitive. In addition, vendor and subcontractor qualifications are reviewed by the engineering group and test engineering is provided to guide the department in achieving specifications and ensuring product integrity. We source our assembly materials and components from a variety of suppliers. All of our suppliers are at arm's length. Alternate supply sources for all components is a desired goal, but currently is not available in all cases.

We are determined to maintain our position as a low-cost, high-quality producer and to ensure that production processes are responsive, smooth and flexible to serve the needs of our customers.

Facilities

Our Hemisphere GPS business unit conducts operations from facilities in Calgary, Alberta; Scottsdale, Arizona; Hiawatha, Kansas; Euless, Texas; Kansas City, Missouri; and Winnipeg, Manitoba; with a combined area of approximately 85,500 square feet to manufacture and assemble products, carry out research and development, sales and marketing, and finance and administration activities. We lease the facilities and they are deemed adequate to support annual Hemisphere GPS sales for the foreseeable future.

Personnel

At December 31, 2005, our Hemisphere GPS business unit had 159 employees in total, with 35 in Research and Development, 54 in Sales and Marketing, 56 in Manufacturing Operations and 13 in Administration.

WIRELESS BUSINESS UNIT

General

Through our Wireless business unit, we design, manufacture and market desktop cellular telephones, also known as fixed wireless telephones, for sales to commercial and consumer markets. "Wireless" refers to radio-based systems that enable transmission of telephone and/or data signals through the air without a physical connection, such as a metal wire or fibre optic cable. Through CSI Wireless LLC, and its predecessor, Wireless Link Corporation, we have been developing wireless technology and products since 1987 and have created an extensive portfolio of intellectual property that enables us to develop products that operate on a variety of wireless platforms. Our desktop cellular telephone product line is focused on markets where wireless products can compete effectively against conventional wire-line products, particularly in developing countries that lack sufficient wired infrastructure.

Our Wireless business unit has also been involved in the design, development and sales of telematics products. In the fourth quarter of 2005, based upon a strategic determination to focus on business lines with the greatest opportunity, we commenced the search for a buyer for our telematics product line. We are in discussions with certain potential buyers and are expecting to complete the disposal of the product line during 2006. Given these actions, this product line was treated as a discontinued operation in our Consolidated Financial Statements for the year ended December 31, 2005 and references to the telematics product line have been removed from this section.

Industry Background and Trends

The worldwide wireless communications industry has seen significant year-over-year growth, with 2.0 million cellular subscribers at the end of September 2005, 26% more than the 1.6 million subscribers recorded a year earlier, according to the GSM Association on the GSM World website (www.gsmworld.com). We believe that this growth has occurred as a result of declining cost, broadening network coverage, expanding product features and improved reliability. While the majority of wireless use has been voice-based, the transmission of wireless data for commercial and consumer applications is beginning to enjoy significant growth. The industry remains in transition as digital 3rd generation networks begin to reach the major metropolitan markets, while 2nd generation wireless protocols continue to grow rapidly throughout the world.

Wireless Communications Technologies

The wireless voice and data communications industry is comprised of several technologies.

First Generation Technologies - Analog Circuit-Switched. The Advanced Mobile Phone Service ("AMPS") is a circuit-switched, analog wireless technology and is currently the most widely used North American wireless technology due to its broad geographic coverage. AMPS operates using Frequency Division Multiple Access ("FDMA") that assigns each user a unique frequency channel for the duration of his or her telephone conversation. Because there are a limited number of frequency channels available in a given cellular area, AMPS telephone networks have a limited capacity that can result in loss of service in high-usage areas. This and other factors mean that AMPS is being phased out in favour of digital services.

Second-Generation ("2G") Technologies - Digital Circuit-Switched. Since the early 1990s, digital techniques that convert analog voice signals into digital data for transmission have been developed to improve the efficiency, security and reliability of wireless transmission, and to enable advanced services such as text messaging. These technologies are used in conjunction with FDMA circuit-switched technology and increase capacity by sharing the frequency channels between users.

Time Division Multiple Access ("TDMA") is a 2G digital wireless technology that increases the number of potential users in an area by assigning each user a specific timeslot on a common frequency channel, thereby enabling up to eight users to transmit on the same channel. TDMA has had a very strong presence in the Western Hemisphere, however, many TDMA operators are converting their networks to GSM technology, which dominates the global market. Globally, TDMA subscribers totaled 71.9 million at the end of September 2005, compared with 100.1 million at the end of 2003 (GSM World website). TDMA's proportion of total worldwide cellular subscribers decreased to 4% at the end of September 2005 from 8% in 2004 (GSM World website), however, given the installed infrastructure, and the capital cost associated with the transition to GSM, it is expected that existing TDMA networks will continue to operate for many years.

The Global System for Mobile communications ("GSM") is the international standard and world leader in 2G digital wireless transmission. GSM claims approximately 79% of the global digital wireless market, with 1.6 billion subscribers at the end of September 2005, compared to 1.3 billion subscribers at the end of 2004 (GSM World website). Many carriers have announced plans to convert their networks to GSM in coming years. Therefore, these subscriber numbers are expected to continue increasing.

Code Division Multiple Access ("CDMA") is a 2G digital technology that splits wireless signals into pieces that are tagged with a user's code. These pieces are spread over several frequencies and are reassembled at the receiver. Like TDMA and GSM, CDMA permits a much more comprehensive use of the available frequency channels. CDMA subscribers represent about 14% of worldwide cellular subscribers, with a global subscriber base of 281 million at the end of September 2005, compared to 231 million at the end of 2004. (GSM World website).

Third Generation ("3G") Technologies. Also referred to as 2.5G and 3G, these higher-speed data networks coexist with digital voice services. In the GSM world, these data services are called the General Packet Radio Service ("GPRS"), which is 2.5G, and the higher-speed 3G version known as Enhanced Data Rates for Global Evolution ("EDGE"). In the CDMA world, the 2.5G data services are known as 1X or 1XRTT and the higher-speed 3G upgrade is referred to as EV-DO. Most North American cellular carriers have deployed 2.5G networks in major population centres, while continuing to depend on AMPS and 2G in rural areas until more capital investment can be justified. In certain key markets, some carriers have 3G upgrades in place, but the full deployment of 2.5G and 3G networks across all markets is expected to take several more years. When they do become widely available, these networks will provide data transmission rates that will enable a much broader range of applications.

Fixed Wireless Telephones (FWT). also called desktop cellular telephones, use wireless technologies to provide voice and data communication services to residential or business customers rather than connecting the customers to the telephone networks using copper wire. Typically, desktop cellular phones have been seen as a solution to reduce the infrastructure costs associated with providing widespread telecommunications in developing countries.

Landline penetration rates are significantly lower in the developing world compared to the developed world. In order to bridge the gap, developing nations are increasingly employing Wireless Local Loops ("WLL"), which use wireless technology to connect users to the network rather than copper wire, as a cost-effective, rapidly deployed alternative to traditional copper wire telecommunications networks. In doing so, they are more efficiently and effectively bringing communications connectivity to their populations and accelerating economic development.

The largest fixed wireless markets currently include India, China, Mexico and Brazil. The demand for fixed wireless solutions in these developing markets, where land line penetration rates are extremely low by the standards of developed countries, is driven by the desire to provide the communications infrastructure necessary to sustain economic development and growth in the most cost-effective manner. In support of these initiatives, many governments, including those in India, Pakistan and Mexico, have offered financial incentives in support of the deployment of fixed wireless networks by carriers.

With respect to the various cellular technologies employed by fixed wireless carriers, globally, the most pervasive standard for fixed wireless worldwide to-date is CDMA, followed closely by GSM. In the Latin American market, GSM is the leading technology, followed closely by CDMA. TDMA has also had an important representation in Latin America.

The CSI Wireless Solution

We design, manufacture and market cost-effective fixed wireless telephones for commercial and consumer markets. Our desktop cellular telephone product line is focused on markets where wireless products can compete effectively against conventional wire-line products, particularly in developing countries that lack sufficient wired telecommunications infrastructure.

Quality. Our products are engineered to high standards and subjected to extensive testing. The Wireless business unit has adopted an external manufacturing strategy and has established relationships with large manufacturing companies that meet the world's highest quality standards including ISO 9000 Certification.

Wireless Technology Engineering Depth and Experience. Through our subsidiary, CSI Wireless LLC (previously Wireless Link Corporation, acquired in 2000), our engineering team has been active in designing wireless communications technologies since 1987. Over this period, we have developed very strong experience designing products for a wide variety of wireless technologies that serve a wide range of applications. Designs by our engineering team have included the following:

Air Interface	Network
AMPS	AMPS Cellular
Aeris MicroBurst	AMPS Cellular Control Channel
Cellemetry	AMPS Cellular Control Channel
TDMA	TDMA Cellular
GSM	GSM Cellular
GPRS	GSM/GPRS

Strong Partnerships in the Desktop Cellular Market. We have established and continue to develop strong relationships with suppliers, carriers, distributors and other participants in the desktop cellular telephone markets.

Sales and Marketing. Originally focused on distribution into Latin America, the Company's sales and marketing activities have broadened to include direct marketing to addressable markets around the world.

Cost and Cost Reduction Capabilities. CSI uses external manufacturing partners to achieve low wireless product manufacturing costs and high quality. In addition, its proprietary radio design capabilities have enabled chipset level radio designs that provide for the maximum level of integration and the most cost-effective architectures. Strong supply chain capabilities, coupled with radio design expertise and contract manufacturing teams have enabled CSI to achieve significant cost reductions first on its TDMA desktop cellular product and more recently on its GSM products. For example, in the first year following its introduction, the Company was able to reduce the manufacturing cost of its TDMA phone by over 35%. Similar cost reductions have been realized on the GSM phones.

Applications Capability. Given our complete control of the telephone functionality and man-machine-interface ("MMI"), we are able to implement special features or applications on desktop cellular telephones that open up new customized vertical applications. To date, the engineering team has delivered three specific applications. Examples of these applications include:

- Semi-public – the phone can be used by a store owner in a fashion similar to a pay phone, but the cash is passed to the store owner for the use of the phone. The telephone calculates the charge for the phone usage;
- Pre-paid minutes – in this application, the phone can be used as a terminal for adding minutes to a pre-paid phone, with no need for phone cards or codes. The customer pays a store owner and he uses the phone to add minutes to the customer's pre-paid cell phone; and
- Inventory replenishment – store owners use the phone as a means of communicating inventory status or replenishment requirements from their store to a central warehouse location.

Business Strategy

Our objective is to be a leading global provider of wireless communications devices in the desktop cellular telephone market. Key elements in our strategy include:

Expand Technology Portfolio. Our research and development capabilities have been and will continue to be the key driver of success in the rapidly evolving wireless markets. We intend to continue to expand our technology offerings by developing our wireless technology portfolio.

Implement Disciplined Product Development. Formal product development processes are necessary to ensure the business develops the right products on time, on budget and on schedule. These processes link the following activities:

- Business development (ideas inventory, opportunities identification)
- Product management (business case, marketing specifications, complete product life cycle management, communications, reporting, beta testing)
- Program management (engineering project management, design verification testing)
- Production management (design for manufacturability, design for test, materials optimization, product on planning)
- Product termination management

Diversify Markets. Recent history has shown that new markets for technology advance at varying rates, based on many factors that are difficult to predict. In the near term, we are focused on diversifying our customers and the regional markets into which our products are sold.

Expand and Develop Strategic Relationships. The wireless communications industry environment is extensive, competitive and rapidly changing. We believe that in this environment, it is critical to develop and maintain strategic relationships with suppliers, communications network suppliers, telecommunications carriers, distributors and industry associations. These relationships provide CSI with access to broad distribution channels, new sales opportunities, technology insights and market intelligence.

Continued Aggressive Product Cost Reduction. We will continue to aggressively focus on product cost reductions to enable the delivery of cost effective, high quality, high performance products.

Enhance Manufacturing Quality and Capacity. We have adopted an External Manufacturing ("EM") strategy to focus our capital on the development of technology and products designed to achieve our business strategy. We have been selective in establishing relationships with EM companies to ensure that our products are of high quality and that extra capacity is available to expand production in the face of expanding market opportunities. Our engineering and manufacturing teams have developed high quality processes and practices as a result of the demands associated with having products and manufacturing processes certified within the Motorola quality requirements.

Invest in Intellectual Capital. We believe that employees at all levels of the organization have been and will continue to be the key factor in achieving our objectives. Therefore, we will continue to place a high priority on its intellectual capital.

Products

Our desktop cellular telephones resemble traditional desktop or wall-mounted phones but use wireless technologies to provide voice and data communication services to residential or business customers rather than connecting the customers to networks using copper wire. Today, they are used primarily in rural areas and developing countries where current landline systems are unavailable or inadequate. In developing countries, WLL telephone systems often represent the fastest and most cost-effective method of providing telecommunications services. Our

The Company has three desktop cellular phone product lines:

- The Motorola FX800t, or 300 Series, features TDMA cellular technology that is very popular in the Americas;
- The 400 Series, including a Motorola-branded version know as the Motorola FX1900xg, that features GSM cellular technology that is targeted for markets worldwide; and
- The 410 Series that features GSM technology for voice transmission, and GPRS technology for email and Internet access.

300 Series (TDMA) The 300 Series TDMA desktop cellular phone is marketed exclusively under the Motorola brand name through Brightstar Corporation. The Motorola FX800t is a three-watt, dual-mode product (800 MHz/TDMA digital and AMPS analog frequencies) that, by rivalling the signal strength and voice quality of landline phones, is bringing the convenience and affordability of wireless into the home.

The Motorola FX800t connects to standard AC wall outlets and features 30 minutes of talk-time emergency backup power. It offers the convenience and portability of cellular, with all the traditional advantages of landline networks. Its three-watt power capability gives Motorola FX800t users better signal range and voice quality than what is possible with 0.6-watt alternatives.

The phone features 832 channels, PIN security to lock and unlock the phone, an 11-digit display and built-in monitor capability. It also has 89 memory locations, 16 alpha and 32 numeric digits per location, on-hook dialing capability, one-touch dialing and programmable one-touch emergency dialing.

410 Series (GSM – GPRS) The 410 Series of GSM desktop cellular telephones, including a version known as the Motorola FX1900g that is marketed exclusively by Brightstar Corporation, have GPRS technology for voice, Internet, email and text-messaging transmissions.

The phones provide dual-band support (either 850/1900 MHz in the Americas or 900/1800 MHz in Asia, Africa, Europe and the Middle East), and feature a broad feature set, with customized models that reflect the languages and frequencies of specific countries and regions.

410 Series phones also feature hands-free operation, three-digit PIN security to allow/block outgoing calls, memory capacity for 250 phone numbers, speed dial, auto re-dial, one-touch emergency dialing, a large back-lit display, 90 minutes of talk-time emergency back-up power, and attractive styling.

400 Series (GSM) CSI's 400 Series of GSM desktop cellular phones, including a Motorola-branded version known as the Motorola FX1900xg that is marketed exclusively by Brightstar Corporation, offer voice and text-messaging transmissions. They provide dual-band support (either 850/1900 MHz in the Americas or 900/1800 MHz in Asia, Africa, Europe and the Middle East) for calling capabilities needed in rural areas, or in developing metropolitan areas where phone service is simply not available to all residents.

400 Series phones also feature hands-free operation, three-digit PIN security to allow/block outgoing calls, memory capacity for 250 phone numbers, speed dial, auto re-dial, one-touch emergency dialing, a large back-lit display, 90 minutes of talk-time emergency back-up power, and attractive styling.

Other Products The strength of our engineering team, and the wireless radio designs owned by us, enable us to undertake projects or product developments outside of the desktop cellular markets that may help to advance the product roadmap and/or cost performance of its desktop cellular products.

Research and Product Development

The primary objective of our wireless engineering group is to deliver new products and support current technologies while progressing along our technology roadmap. Opportunities with low strategic or economic value will not be pursued.

We are developing a growing variety of desktop cellular telephones – involving TDMA, GSM, GPRS, SMS and other wireless technologies – for worldwide markets. We introduced two new phones – one GSM-capable, and the other GSM-GPRS-capable – in early 2005, and have undertaken a number of other projects.

In 2005, our engineering team performed engineering projects focused on supporting unique carrier needs which enhance the flexibility and performance of our products. For example, one project enabled techniques focused on addressing potential fraud issues and had application in Latin America and Asia.

Other products currently under development include an ultra-low cost GSM model fixed wireless telephone and a program to significantly reduce the production cost of the Series 400 and Series 410 desktop cellular phone products.

Marketing, Sales and Distribution

Our initial go-to-market channel was through Brightstar, focusing on Latin America. With the introduction of the GSM telephone, and the global nature of GSM networks, we commenced the development during 2005 of a direct sales network and global relationship development. In 2005, we focused on developing our direct sales channels. We are currently in various stages of progress on a variety of channel opportunities.

Customers

Companies that distribute our products include Brightstar Corporation, Bharti Televentures Inc., Access Telecom Inc., Anglo-Nordic and Wireless Market Rendszerhaz Kft.

Competition

We view our primary competitors in the desktop cellular telephone market to include:

- Telular Corporation;
- Axesstel, Inc.;
- LG Electronics;
- Telian Corporation; and
- Pantech&Curitel Communications, Inc.

Manufacturing

We out-source most of our desktop cellular telephone manufacturing to partners in Mexico and China. By out-sourcing manufacturing activities, we benefit by:

- enabling ourselves to focus on our core competencies including research and development and sales and marketing;
- gaining access to the latest equipment, process knowledge and manufacturing expertise without making capital investment in facility costs;
- realizing significant financial benefits through high efficiency and superior capital utilization, using a business model that leverages these resources among multiple customers;
- capturing the lowest total component costs through global volume purchasing programs; and
- producing high-quality products in a ISO-registered facility.

We believe the drivers of success in manufacturing include:

1. Quality Systems

    (a) Component engineering and standardization
    (b) Document control
    (c) Engineering change ("EC") management
    (d) Quality audits

2. Time to Market

    (a) New Product Introduction ("NPI") programs and reviews
    (b) Flexibility in design change and product enhancements
    (c) Responsiveness to customer requirements and market demand

3. Product Cost Reduction

    (a) Design cost reductions
    (b) Supply chain programs and vendor cost-reduction programs/negotiation
    (c) Component selection at the design level

Facilities

Our Wireless business unit currently occupies space in the Company's Calgary facilities and also leases approximately 7,000 square feet of space in Milpitas, California. A significant component of our wireless research and development activities are located in Milpitas.

Personnel

At December 31, 2005, our Wireless business unit had 53 total employees, with 29 people in Research and Development, 16 in Sales and Marketing, 6 in Operations, and 2 in Administration.

DIVIDEND POLICY

We have not paid any dividends on the Common Shares during the last three financial years. The future payment of dividends will be determined by our board of directors, and will depend on the financial needs of the Corporation to fund future growth, the general financial condition of the Corporation and other relevant factors. We do not intend to pay dividends on our Common Shares in the foreseeable future.

CAPITAL STRUCTURE

The Corporation is authorized to issue an unlimited number of Common Shares, an unlimited number of first preferred shares, issuable in series (the "First Preferred Shares") and an unlimited number of second preferred shares, issuable in series ("Second Preferred Shares"). As at March 15, 2006, an aggregate of 45,926,078 Common Shares, no First Preferred Shares, Series I and no Second Preferred Shares were outstanding.

The following is a summary of the rights, privileges, restrictions and conditions attaching to each class of shares.

Common Shares

The holders of Common Shares will be entitled to one vote at all meetings of our shareholders except at meetings of which only holders of a specified class of shares are entitled to vote. The holders of Common Shares will be entitled to receive, subject to the prior rights and privileges attaching to any other class of our shares, such dividends as may be declared by us. Holders of Common Shares will be entitled upon any liquidation, dissolution or winding-up of CSI, subject to the prior rights and privileges attaching to any other class of shares of CSI, to receive the remaining property and assets of CSI.

First Preferred Shares

Our Board of Directors may at any time and from time to time issue First Preferred Shares in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board of Directors. CSI has no outstanding First Preferred Shares at this time.

Second Preferred Shares

Our Board of Directors may at any time and from time to time issue Second Preferred Shares in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board of Directors.

The Second Preferred Shares of each series rank on a parity with the Second Preferred Shares of every other series with respect to accumulated dividends and return of capital. The Second Preferred Shares shall be entitled to a preference over the Common Shares and over any other shares of CSI ranking junior to the Second Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of CSI, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs.

The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Second Preferred Shares given as specified in our articles.

MARKET FOR SECURITIES

Our Common Shares are listed and posted for trading on the TSX under the symbol "CSY". The following table shows the price range and trading volume of the Common Shares as reported by the TSX for the periods indicated:

	High	Low	Volume
2005			
January	$4.35	$3.02	4,645,961
February	$3.62	$3.16	3,493,511
March	$4.10	$3.41	5,211,387
April	$4.00	$3.40	2,210,131
May	$3.80	$3.25	3,196,085
June	$3.48	$3.35	3,329,933
July	$3.62	$2.70	4,000,806
August	$2.95	$2.17	4,133,841
September	$2.30	$1.51	4,626,891
October	$1.85	$1.50	1,900,357
November	$1.56	$1.11	4,735,868
December	$1.62	$1.13	3,057,288

DIRECTORS AND OFFICERS

The names, municipalities of residence, positions with the Corporation, and principal occupation of the directors and officers of the Corporation are set out below and in the case of directors, the period each has served as a director of the Corporation.

Name and Municipality of Residence	Position	Principal Occupation During the Last Five Years	Number of CSI Shares Beneficially Owned or Controlled
Stephen A. Verhoeff Alberta, Canada	President and Chief Executive Officer Director since 1990	President and Chief Executive Officer of CSI.	630,804 1.38%
Brian J. Hamilton[(1)(3)] Alberta, Canada	Director since 1996	Independent businessman since October 2003. Previously, Executive Vice-President and Chief Financial Officer of CSI.	10,000 0.02%
Richard W. Heiniger Missouri, USA	Director since 2005	President of CSI's Hemisphere GPS division, and owner of RHS Inc.	4,400,000 9.60%
Michael J. Lang[(1)(2)] Alberta, Canada	Director since 1996 and Chairman of the Board	Chairman of StoneBridge Merchant Capital Corp. (a private investment company), a director of publicly traded Dynetek Industries Ltd., and former Vice Chairman of Beau Canada Exploration Ltd.	516,005 1.13%
Howard W. Yenke[(2)] Massachusetts, USA	Director since 1996	Retired executive.	30,000 0.07%

Name and Municipality of Residence	Position	Principal Occupation During the Last Five Years	Number of CSI Shares Beneficially Owned or Controlled
Paul L. Camwell[3] Alberta, Canada	Director since 1998	Chief Technology Officer and Vice President for Extreme Engineering Ltd., an engineering and technology firm.	24,562 0.05%
Paul G. Cataford[1] Alberta, Canada	Director since 2004	President and CEO of University Technologies International Inc. (UTI), a University of Calgary subsidiary responsible for its technology commercialization since April 2004. Prior thereto, Managing Partner of HorizonOne Asset Management, a Toronto-based firm he co-founded in 2001. Prior thereto, Executive Managing Director of BMO Nesbitt Burns Equity Partners from 2001 to 2002, and Managing Director and President of BCE Capital from 1997 to 2001.	3,000 0.01%
Theresa J. Lea Alberta, Canada	Senior Vice President, People and Communications	CSI's Senior Vice President, People and Communications since 2004. Previously, CSI's Vice President and General Manager, GPS business unit.	6,412 0.01%
Cameron B. Olson Alberta, Canada	Chief Financial Officer and Vice President, Finance	CSI's Chief Financial Officer since October 2003 and Vice President, Finance of CSI since May 2000.	37,490 0.08%
Colin A. Maclellan Alberta, Canada	Sr. Vice President and General Manager, Wireless	CSI's Sr. Vice President and General Manager, Wireless business unit. Joined CSI March 2002. Previously, Vice President of Nortel Networks global wireless operations.	84,970 0.19%
Terry W. Sydoryk Alberta, Canada	VP Marketing & Product Management, Wireless	CSI's Vice President of Marketing and Product Management for Wireless business unit's Telematics division, since October 2004. Previously, COO of Plazmic Inc. Prior thereto, Vice President of Marketing and Business Development for AudeSi Technologies.	– 0.00%
Michael S. Cummiskey California, USA	Vice President, Business Development – Fixed Wireless and Radio Products	CSI's Vice President, Business Development for the Wireless business unit's Fixed Wireless and Radio Products division since 2003. Previously, Business Development Manager at PrairieComm, Inc. Prior thereto, Global Account Manager for Mentor Graphics Corporation.	– 0.00%
Dean Ryerson Kansas, USA	Chief Operating Officer, Hemisphere GPS	CSI's Chief Operating Officer for the Hemisphere GPS since January 2006, and previously its Vice President and General Manager since April 2005. Previously, President of RHS, Inc.	– 0.00%
Phil W. Gabriel Alberta, Canada	Vice President Sales, Precision Products, Hemisphere GPS	CSI's Vice President Sales, Precision Products, for Hemisphere GPS since November 2005, and previously CSI's Vice President Sales, Wireless.	34,624 0.08%

Name and Municipality of Residence	Position	Principal Occupation During the Last Five Years	Number of CSI Shares Beneficially Owned or Controlled
Lisa M. Smith Alberta, Canada	Vice President, Supply Chain, Wireless	CSI's Vice President of Supply Chain Operations, Wireless since September 2005 and previously the Director of Supply Chain, Wireless. Before joining CSI Wireless Inc. in October 2001, was the Director of Supply Chain for Novatel Wireless.	– 0.00%

Notes:
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Member of the Corporate Governance Committee.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or officer of CSI, or a shareholder holding a sufficient number of securities of CSI to affect materially the control of CSI is, or within the last ten years has been, a director, officer or promoter of any reporting issuer that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied us access to any statutory exemption for a period of more than 30 consecutive days or, within a year of such person ceasing to act in that capacity or within the 10 years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person, except that Michael Lang was a director of Environmental Technologies Inc., which company was given a cease trade order in 1997. Environmental Technologies was a subsidiary of Beau Canada Exploration Ltd. and traded on the Alberta Stock Exchange. Mr. Lang subsequently resigned as a director.

No director or officer of CSI, or a shareholder holding a sufficient number of securities of CSI to affect materially the control of CSI, has been subject to any penalties or sanctions under securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The directors and officers of the Corporation may, from time to time, be involved in the business and operations of other issuers, in which case a conflict may arise. See "Risk Factors".

The Alberta Business Corporations Act (ABCA) provides that in the event a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interests arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of our directors and senior officers, any shareholder who beneficially owns more than 10% of the outstanding Common Shares, or any known associate or affiliate of such persons, in any transaction since the beginning of our last completed financial year or in any proposed transaction which has materially affected or will materially affect the Corporation.

In April 2005, CSI acquired the Outback business from RHS Inc. and its owner Richard Heiniger. The transaction was at arm's length. Subsequent to the transaction, Mr. Heiniger was appointed to CSI's Board of Directors.

INTERESTS OF EXPERTS

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by us during, or related to, our most recently completed financial year other than KPMG LLP, our auditors. KPMG LLP is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

MATERIAL CONTRACTS

We currently have no material contracts in place that were entered outside of the normal course of business.

AUDITORS, TRANSFER AGENT AND REGISTRAR

KPMG LLP, Chartered Accountants, Suite 1200, Bow Valley Square II, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 4B9, are the auditors of the Corporation.

Computershare Trust Corporation of Canada, 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8, is the Transfer Agent and Registrar of the Corporation.

AUDIT COMMITTEE INFORMATION

Our audit committee (the "Audit Committee") is appointed by the board of directors to assist the board in fulfilling its oversight responsibilities. The committee is composed of three external independent directors. All three are financially literate, meaning they are able to read and understand financial statements of a complexity level comparable to that of the financial statements of CSI Wireless. The Audit Committee's Charter is available in Appendix "A".

Audit Committee Members

Michael J. Lang, Calgary, Alberta

Michael Lang is Chairman of Stonebridge Merchant Capital Corp. and a director of several public companies. He is a member of the board, and chairs the audit committee, of Dynetek Industries Ltd. He holds a Bachelor of Science and MBA degrees from the University of Alberta.

Brian J. Hamilton, Calgary, Alberta

Brian Hamilton is a financial consultant and former Executive Vice-President and Chief Financial Officer for CSI Wireless. He has served as a senior financial officer for several financial institutions, including Paramount Life Insurance Co., ParaCorp Inc. and Canadian Commercial Bank. Mr. Hamilton is a Chartered Accountant and Chartered Financial Analyst, and has a Bachelor of Commerce degree (Honours) from the University of Manitoba.

Paul G. Cataford, Calgary, Alberta

Paul Cataford is President and CEO of University Technologies International Inc. He has extensive investment, technology and business development experience from more than 14 years in the venture capital/private equity industry. Mr. Cataford is a graduate of the Institute of Corporate Directors' Directors Education Program and sits on a number of audit and corporate governance committees. He also currently serves on the boards of Sierra Wireless Inc., of SemBioSys Genetics Inc., and of a number of private companies. Mr. Cataford has a Mechanical Engineering degree from Queen's University and an MBA from York University's Schulich School of Business.

Pre-approval of Policies and Procedures – Non-Audit Services

We have adopted polices and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by KPMG LLP as set forth in the Audit Committee charter, which is reproduced in Appendix A to this Annual Information Form. The Audit Committee has approved the provision of a specified list of audit and permitted non-audit services that the audit committee believes to be typical, reoccurring or otherwise likely to be provided by KPMG LLP during the current fiscal year. The list of services is sufficiently detailed as to the particular services to be provided to ensure that the Audit Committee knows precisely what services it is being asked to pre-approve and it is not necessary for any member of management to make a judgment as to whether a proposed service fits within pre-approved services.

Auditor Service Fees

The following fees are for services provided by KPMG relating to fiscal years 2005 and 2004.

Type of Service Provided	2005	2004
Audit Fees	$132,000	$93,200
Audit-Related Fees (financing related)	$18,700	$29,200
Tax Fees	–	$18,200

RISK FACTORS

The following is a summary of certain risk factors relating to our business. The information is only a summary of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Information Form. An investment in the Common Shares of the Corporation involves a significant degree of risk. Prospective investors should carefully consider the following factors, together with other information contained in this Annual Information Form.

Foreign Currency Exchange Rate Fluctuation

Sales of most CSI products are predominantly transacted in US dollars. As revenues are reported by us in Canadian dollars, we are exposed to risk associated with US and Canadian dollar currency fluctuations. These risks are mitigated to some extent by purchasing most inventories, other materials and many services in US dollars. However, a strengthening in the Canadian dollar relative to the US dollar results in lower revenues and earnings for CSI. We implemented a foreign currency risk management program in 2005 to hedge our US dollar working capital against exchange rate fluctuations; however, there is no guarantee that we will not experience foreign exchange gains and losses. As we expand with increased sales into Europe and other countries, it may be necessary to transact sales in foreign currencies other than US dollars, thus exposing us to additional foreign currency risk.

General Economic and Financial Market Conditions

Negative changes in the market and business environments or adverse geopolitical events could have a negative impact on our 2006 performance. In addition, our agricultural product sales have been affected by drought conditions in prior years that have negatively impacted the agricultural market, which resulted in lower sales of agricultural guidance products. Should drought conditions arise again in 2006, we could be faced with lower-than-expected revenues in these market areas.

Dependence on Key Personnel and Consultants

Our success is largely dependent upon the performance of our personnel and key consultants. The unexpected loss or departure of any of our key officers, employees or consultants could be detrimental to our future operations. The success of CSI will depend, in part, upon our ability to attract and retain qualified personnel, as they are needed. The competition for highly skilled technical, research and development, management, and other employees is high in the GPS and wireless industries. There can be no assurance that we will be able to retain our currently personnel or engage the services of other highly skilled personnel.

Competition

We are operating in a highly competitive industry that is constantly evolving and changing. We expect this competition to increase as new companies enter the market. Many of our competitors have greater financial, technical, sales, production and marketing resources. We compete with companies that also have established customer bases and greater name recognition. This may enable competitors to respond more quickly to the GPS and/or wireless market and better implement technological developments. There is no assurance that we will be able to compete on the same scale as these companies. Such competition may result in reduced sales, reduced margins or both.

The wireless data and communications industry is intensely competitive and subject to rapid technological change. We expect competition to intensify. More established and larger companies with greater financial, technical and marketing resources may decide to sell products that compete with our products. Existing or future competitors may be able to respond more quickly to technological developments and changes, or may independently develop and patent technologies and products that are superior to ours, or achieve greater acceptance due to factors such as more favourable pricing or more efficient sales channels. If we are unable to compete effectively with competitors' pricing strategies, technological advances and other initiatives, our market share and revenues may be reduced.

Third-Party GPS and Wireless Dependence

Customers can use wireless products only over wireless data networks operated by third parties. If these third-party network operators cease to offer effective and reliable service, or fail to market their services effectively, sales of our products may decline and revenues may decrease.

Many of our products rely on signals from satellites that we do not own or operate. Such satellites and their ground support systems are complex electronic systems subject to electronic and mechanical failures and possible sabotage. The satellites have limited design lives and are subject to damage by the hostile space environment in which they operate. If a significant number of satellites were to become inoperable, there could be a substantial delay before they are replaced with new satellites. A reduction in the number of operating satellites would impair the current utility of the Global Positioning System (GPS) and/or the growth of current and additional market opportunities, which would adversely affect our results of operations. In addition, there is no assurance that the US government will remain committed to the operation and maintenance of GPS satellites over a long period of time, or that the policies of the US government for the commercial use of GPS without charge will remain unchanged.

Dependence on New Products

We must continue to make significant investments in research and development to develop new products, enhance existing products and achieve market acceptance for such products. There can be no assurance that development-stage products will be successfully completed or, if developed, will achieve significant customer acceptance. If we are to unable to successfully define, develop and introduce competitive new products, and enhance our existing products, our future results of operations will be adversely affected.

Availability of Key Supplies

We are reliant upon certain key suppliers for raw materials and components. No assurances can be given that we will not experience delays or other difficulties in obtaining supplies as a result of trade disputes or other matters. While no single vendor currently supplies more than 10% of the raw materials used by us, the raw materials used in certain operations are available only through a limited number of vendors. Although we believe there are alternative suppliers for most of our key requirements, if our current suppliers are unable to provide the necessary raw materials or otherwise fail to timely deliver products in the quantities required, any resulting delays in the manufacture or distribution of existing products could have a material adverse effect on our results of operations and our financial condition.

Credit Risk

We have undergone significant sales growth, resulting in a significant growth in our customer base. As a result, we have an increased exposure to credit risk related to trade balances owing from customers. In the normal course of business, we monitor the financial condition of our customers and review the credit history of new customers to establish credit limits. We establish an allowance for doubtful accounts that corresponds to the credit risk of our customers, historical trends and economic circumstances. We could realize losses if customers default on their balances owing.

Dependence on Major Customers

For the year ended December 31, 2005, 50% (2004 - 56%) of our sales were made to one customer. The loss of this customer could have an adverse effect on our business.

Wireless Industry Technology Risk

Our success in the wireless market may depend in part on our ability to develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, changes and preferences. In addition, wireless communications service providers require that wireless data systems deployed in their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments on a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenue.

Future Acquisitions

We may seek to expand our business through the acquisition of compatible products or businesses. There can be no assurance that suitable acquisition candidates can be identified and acquired on terms favourable to us, or that the acquired operations can be profitably operated or integrated into CSI. In addition, any internally generated growth experienced by CSI could place significant demands on our management, thereby restricting or limiting our available time and opportunity to identify and evaluate potential acquisitions. To the extent management is successful in identifying suitable companies or products for acquisition, we may deem it necessary or advisable to finance such acquisitions through the issuance of Common Shares, securities convertible into Common Shares, debt financing, or a combination thereof. In such cases, the issuance of Common Shares, Preferred Shares or convertible securities could result in dilution to the holders of Common Shares at the time of such issuance or conversion. The issuance of debt to finance acquisitions may result in, among other things, the encumbrance of certain of our assets, impeding our ability to obtain bank financing, decreasing our liquidity, and adversely affecting our ability to declare and pay dividends to our shareholders.

Proprietary Protection

Our success will depend, in part, on our ability to obtain patents, maintain trade secrets and unpatented know-how protection, and to operate without infringing on the proprietary rights of third parties or having third parties circumvent our rights. We rely on a combination of contract, copyright, patent, trademark and trade secret laws, confidentiality procedures and other measures to protect our proprietary information. There can be no assurance that the steps taken by us will prevent misappropriation of our proprietary rights. Our competitors also could independently develop technology similar to our technology.

Although we do not believe that our products or services infringe on the proprietary rights of any third parties, there can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against us, or that any such assertions or prosecutions will not materially adversely affect our business, financial condition or results of operations. Irrespective of the validity or the successful assertion of such claims, we could incur significant costs and diversion of resources with respect to the defence thereof, which could have a material adverse effect on our business.

Conflicts of Interest

Certain directors of CSI are engaged and will continue to be engaged in the design, manufacture and marketing of GPS or wireless products, and situations may arise where the directors may be in direct competition with CSI. Conflicts of interest, if any, which arise will be subject to and governed by the procedures prescribed by the Alberta Business Corporations Act which require a director or officer of a corporation who is a party to, or is a director or an officer of, or has a material interest in any person who is a party to, a material contract or proposed material contract with CSI to disclose his interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under the ABCA.

Product Liability

The sale and use of our products entail risk of product liability. Although we have product liability insurance, there is no assurance that such insurance will be sufficient or will continue to be available on reasonable terms.

New and Emerging Markets

Many of the markets for our products are new and emerging. Our success will be significantly affected by the outcome of the development of these new markets.

Physical Facilities

We have facilities at several different locations, as well as component inventory, finished goods and capital assets at third-party manufacturing facilities. Tangible property at each location is subject to risk of fire, earthquake, flood, and other natural acts of God. In the event of such acts, there could be delays in production and shipments of product due to both the loss of inventory and/or capacity to produce.

LEGAL PROCEEDINGS

We are not aware of any proceeding that involves a claim for damages, exclusive of interest and costs, of more than ten percent of our current assets, except for the following.

We received a demand for arbitration dated January 23, 2006 relating to a supply agreement with Lojack Corporation. This demand for arbitration alleges breach of contract giving rise to damages in the amount of US$6.1 million. We do not believe that we breached the terms of the supply agreement and further believe that if we did breach the contract, our liability is limited to an immaterial amount by the terms of the contract. We have agreed to participate in a non-binding mediation discussion with Lojack Corporation with the objective of resolving the dispute prior to entering into formal binding arbitration.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under our equity compensation plans, as applicable, is contained in our information circular for the most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in our financial statements and management discussion and analysis for the year ended December 31, 2005, which are set forth in our 2005 Annual Report. Documents affecting the rights of security holders, along with additional information relating to us, may be found on SEDAR at www.sedar.com.

APPENDIX "A" – AUDIT COMMITTEE TERMS OF REFERENCE

Establishment of Audit Committee

The Board of Directors (the "Board") hereby establishes a committee to be called the Audit Committee (the "Committee").

Membership

The Committee shall be composed of three members or such greater number as the Board may from time to time determine, all of whom shall be outside directors and unrelated to the Corporation. Members shall be appointed periodically from among the outside members of the Board. All members of the Committee shall be financially literate, being defined as able to read and understand financial statements of a complexity level comparable to that of the Corporation's financial statements, and at least one member of the Committee shall have accounting or related financial management expertise.

Mandate

The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities.

Audit Committee Purpose

Through discussion with management and the external auditors of the Corporation, the Audit Committee will be responsible to:

1) Monitor the management of the principal risks that could impact the financial reporting of the Company.

2) Monitor the integrity of the Company's financial reporting process and system of internal controls regarding financial reporting and accounting compliance.

3) Oversee and monitor the independence and performance of the Company's external auditors.

4) Provide an avenue of communication among the external auditors, management and the Board of Directors, including the resolution of disagreements between management and the external auditors regarding financial reporting.

5) Encourage adherence to, and continuous improvement of, the Company's policies, procedures, and practices at all levels.

6) Monitor compliance with legal and regulatory requirements.

7) Ensure that effective procedures are in place for the anonymous submission and review of complaints and concerns regarding accounting, internal control and auditing matters.

Audit Committee Duties and Responsibilities

Primarily through review and discussion with management and the external auditors, the Audit Committee is responsible to:

Review Procedures

1) Review periodically the Committee's Terms of Reference.

2) Review the Company's annual audited financial statements and related documents, including the press release and MD&A, prior to filing or distribution. Review should include discussion with management and external auditors of significant issues regarding accounting principles, practices, and significant management estimates and judgments.

3) Periodically, in consultation with management and external auditors, consider the integrity of the Company's financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures.

4) Periodically review and assess the adequacy of the procedures that are in place for the review of the Company's public disclosure of financial information extracted from or derived from the Company's financial statements.

5) Review significant findings prepared by the external auditors together with management's responses.

6) Review the principal risks affecting financial reporting.

7) Review with financial management and the external auditors, and approve, the company's quarterly financial results and related documents, including the quarterly press release and MD&A, prior to the public release of earnings. By approval of these Terms of Reference for the Audit Committee, the Board delegates the authority to approve these documents on behalf of the Board.

8) Discuss any significant changes to the Company's accounting principles prior to their adoption. The Chair of the Committee may represent the entire Audit Committee for purposes of this review.

External Auditors

9) The external auditors are ultimately accountable to the Audit Committee and the Board of Directors, as representatives of the shareholders. The Audit Committee shall review the independence and performance of the auditors and annually recommend to the Board of Directors the appointment of the external auditors or approve any discharge of auditors when circumstances warrant.

10) Approve the fees and other significant compensation to be paid to the external auditors.

11) On an annual basis, the Committee should review and discuss with the external auditors all significant relationships they have with the Company that could impair the auditors' independence.

12) Review the external auditors' audit plan - discuss and approve audit scope, staffing, locations, reliance upon management, and general audit approach.

13) Prior to releasing the year-end earnings, discuss the results of the audit with the external auditors. Discuss certain matters required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants.

14) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in the Company's financial reporting.

15) Approve all non-audit services to be provided to the Corporation by the external auditors' firm, prior to such services being performed, except that by approval of these terms of reference, the Audit Committee hereby approves the following non-audit services to be provided by the external auditors:

    a. tax services connected with the preparation of the Corporation's tax returns, or the tax returns of any of its subsidiaries; and

b. due diligence and tax services connected with any mergers, acquisitions or dispositions being considered by the Corporation.

16) Review and approve the Company's hiring policies regarding partners, employees, and former partners and employees, of the present or former auditors.

Legal Compliance

17) On at least an annual basis, review with the Company's counsel any legal matters that could have a significant impact on the organization's financial statements, the Company's compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

Other Audit Committee Responsibilities

18) Periodically assess the effectiveness of the committee against its terms of reference and report the results of the assessment to the Board.

Administrative Matters

The following general provisions shall have application to the Committee:

1) The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company's expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

2) Two members of the Committee shall constitute a quorum. No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by a resolution in writing signed by all the members of the Committee. Meetings may occur via telephone or teleconference.

3) Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director. The Board may fill vacancies on the Committee by appointment from among its outside members. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all its powers so long as a quorum remains.

4) The Committee shall meet at least four times per year and/or as deemed appropriate by the Chair.

5) If deemed necessary by the Chair, agendas shall be circulated to Committee members along with background information on a timely basis prior to the Committee meetings.

6) Any issues arising from these meetings that bear on the relationship between the Board and management should be communicated to the Chief Executive Officer by the Board Chair.

7) The Committee may invite such officers, directors and employees of the Corporation as it may see fit from time to time to attend at meetings of the Committee and assist thereat in the discussion and consideration of the matters being considered by the Committee.

8) The time at which and place where the meetings of the Committee shall be held and the calling of meetings and the procedure in all respects at such meetings shall be determined by the Committee, unless otherwise determined by the by-laws of the Corporation or by resolution of the Board.

9) Unless otherwise designated by the Board, the members of the Committee shall elect a Chairman from among the members and the Chairman shall preside at all meetings of the Committee. The Chairman of the

Committee shall have a second and deciding vote in the event of a tie. In the absence of the Chairman, the members of the Committee shall appoint one of their members to act as Chairman.

10) Minutes of the Committee will be recorded and maintained and circulated to directors who are not members of the Committee or otherwise made available at a subsequent meeting of the Board.